8/11

08004231

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED

AUG 13 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04044 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/12/08

Furnished pursuant to

Rule 12g3 – 2(b)/FOSCHINI

LIMITED ~~333-6390~~

082-04044

FOSCHINI

FOSCHINI LIMITED

annual report 08



3-31-08
AR/S

RECEIVED

2009 AUG 11 A

OFFICE OF ...
CORPORATE ...



contents

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

The company, which commenced trading in 1924, has been listed on the JSE Limited since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group believes that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing "exceeding service" to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance; and
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

corporate profile

The Group

Foschini Limited has the following operating divisions:

Retail: Foschini, branded as Foschini, Donna-claire, Fashionexpress and Luella • Markham • Exact! • The Sports division, branded as Sportscene, Totalsports and DueSouth • The Jewellery division, branded as American Swiss, Matrix and Sterns • @home, branded as @home and @homelivingspace • TFG Apparel Supply Company and FG Financial Services.

External Financial Services "RCS Group": RCS Personal Loans • RCS Cards • RCS Private Label Cards and RCS Home Loans.

The retail divisions retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homeware to the broad, middle-income group throughout southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 36%.

The external financial services division provides a range of broader financial services to customers of the group and to customers of unrelated retailers.

FOSCHINI

A destination of choice for women seeking fashionable, current apparel and footwear, offering good value, in an environment that is modern and friendly.

donna-claire FASHION IN SIZES 16-28

Offering stylish fashion for larger sized women.

fashionexpress

A value fashion chain focusing on the value for money proposition.

Luella

A range of ladies footwear, handbags and accessories aimed at the middle to upper middle market.

exact!

Accessible fashion for everybody offering consistent quality and reassuring affordability with focused ranges that are easy to dress up or down.

STERNS — THE JEWELLER —

A trusted jeweller offering stylish jewellery for special occasions, with an emphasis on gentle sophistication, sincerity, emotional warmth and romance.

AMERICANSWISS YOU DESERVE IT

The leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual.

MATRIX Sunglasses • Cell phones

Strong lifestyle orientation providing branded accessories aimed at a generally younger customer.

Markham

Internationally inspired menswear of great quality and value, suitable for all occasions and daily experiences.

DUESOUTH BE AN OUTSIDER

A modern, hi-tech, outdoor lifestyle and adventure destination offering a comprehensive and fashionable range of the latest brands and product innovation.

sportscene

Provides the street-wise active youth in search of a more defined identity, a unique blend of freesport brands and urban style in their own environment.

TotalSPORTS

Top of mind sportswear destination giving the everyday athlete the inspiration to compete and perform by offering a range of international sports brands.

@home THE HOMEWARE STORE

Fashionable merchandise covering the Eat, Sleep, Bath, Cook and Live categories for the discerning homeowner.

@homelivingspace

Offering design-conscious consumers a comprehensive range of affordable contemporary furniture.

financial highlights and share performance

Financial Statistics and Targets

	Medium-term target	2008	2007
Operating margin (%)	24,0	24,8	26,1
ROE (%)	35,0	29,6	32,5
Current ratio (times)		2,3	3,1
Debt equity ratio (%)	40,0	36,2	18,8
Finance charge cover (times)		15,9	18,0
Number of stores	1 600	1 393	1 332
Square metres	500 000	403 601	380 615
Stock turn			
– jewellery		2,21	2,18
– @home		2,31	2,43
– other		3,21	3,20

Financial Highlights

	% change	2008	2007
Retail turnover (Rm)	6,1	7 668,7	7 230,0
Operating profit before finance charges (Rm)	1,0	1 905,5	1 887,0
Profit before tax (Rm)	0,2	1 786,3	1 782,3
Headline earnings (Rm)	0,8	1 128,4	1 119,2
Profit attributable to equity holders of Foschini Limited (Rm)	0,8	1 128,4	1 119,2
Total shareholders' interest (Rm)	0,6	3 845,2	3 823,6
Earnings per ordinary share* (cents)	2,4	547,0	534,2
Headline earnings per ordinary share* (cents)	2,4	547,0	534,2
Tangible net asset value per ordinary share** (cents)	4,1	1 862,7	1 789,4
Dividend per share (cents) – interim	18,0	118,0	100,0
Dividend per share (cents) – final	–	170,0	170,0
Dividend per share (cents) – total	6,7	288,0	270,0
Market capitalisation (Rm)	(44,3)	9 261,6	16 618,4
Gross number of shares in issue (millions)		240,5	240,5
Net number of shares in issue (millions)		204,6	212,0
Closing US$ conversion rate		8,14	7,30
Average US$ conversion rate		7,15	7,06

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

Retail Turnover


Foschini
Markham
Exact!
Sports division
Jewellery division
@home
08
07

	2008 Rm	% change	2007 Rm
Foschini division	3 070,5	5,5	2 911,8
Markham	1 190,9	4,6	1 138,3
Exact!	707,2	3,6	682,6
Sports division	1 151,4	8,4	1 062,4
Jewellery division	1 090,7	6,7	1 022,5
@home	458,0	11,1	412,4
	7 668,7	6,1	7 230,0

Share Performance

	2008	2007	2006	2005	2004
Market price per share (cents)					
– at year-end	3 851	6 910	5 826	3 555	1 995
– highest	7 795	7 101	5 995	4 100	2 140
– lowest	3 590	4 040	5 825	1 775	1 070
– average	5 481	5 427	5 880	2 650	1 724
Number of shares in issue (millions)	240,5	240,5	240,5	240,5	240,5
Number of beneficial shareholdings	3 781	5 349	5 303	5 349	3 960
Price/earnings ratio at year-end	7,04	12,94	10,91	9,88	8,41
Dividend yield	7,5	3,5	3,1	3,5	3,2
Number of shares traded during the year (millions)	254,6	273,3	156,8	178,0	149,2
Volume traded/number of shares in issue (%)	105,9	113,6	65,2	74,0	62,0
Market capitalisation (R millions)	9 261,6	16 618,4	14 011,4	8 549,7	4 797,9

corporate structure

FOSCHINI

FOSCHINI LIMITED

DIRECTORATE
Foschini Limited

CHIEF EXECUTIVE OFFICER

OPERATING BOARD
Foschini Group of Companies

operations

services

Group Finance and Administration
Group Audit Services
Foschinidata
Group Logistics
Human Resources
Group Services
Group Property

* All divisions are wholly owned, with the exception of the external financial services division, in which The Standard Bank of South Africa Limited (SBSA) has a minority share.



turnover and stores by geographic regions

Foschini Limited	2008		2007	
	Number of stores	Turnover Rm	Number of stores	Turnover Rm
Botswana	4	33,6	5	29,6
Eastern Cape	102	561,9	100	544,6
Free State	104	455,6	95	411,8
Gauteng	364	2 403,4	326	2 217,6
KwaZulu-Natal	153	945,2	149	906,3
Limpopo	89	420,5	86	389,6
Mpumalanga	92	410,4	95	387,7
Namibia	48	196,2	47	182,7
North West	75	215,9	75	329,1
Northern Cape	48	354,8	49	198,4
Swaziland	4	10,3	4	9,7
Western Cape	310	1 660,9	301	1 623,9
	1 393	7 668,7	1 332	7 230,0



LIMPOPO
BOTSWANA
MPUMALANGA
GAUTENG
SWAZILAND
NAMIBIA
NORTH WEST
FREE STATE
KWAZULU-NATAL
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE



five yearly review 1982 – 2008


Millions of Rands
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
52,3
111,7
1 348.6
2 076,6
1982
1987
1993
1998
2003
2008

Equity attributable to equity holders of Foschini Limited


800
0
563
609
713
1 013
1 188
1 393
1982
2003
2008

Number of stores


Millions of Rands
1 200
1 000
800
600
400
200
0
15.5
32.3
103.3
359,5
1982
1987
2008

Attributable earnings


Cents
500
400
300
200
0
7.0
44,6
82.7
159.8
2003

Earnings per share*

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. Where applicable, earnings are shown before extraordinary/exceptional items.

From 2000, earnings are based on the weighted average number of shares in issue.


Millions of Rands
0
229,1
406,7
1 161,4
2 399.3
3 880,6
7 668,7
1982
1993
1998
2003
2008

Retail turnover

group statistics

Foschini Limited and its subsidiaries

Years ended	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Profitability										
Retail turnover (Rm)	7 668,7	7 230,0	6 432,1	5 279,3	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5	2 514,3
Operating profit before finance charges (Rm)	1 905,5	1 887,0	1 567,3	1 204,8	814,6	582,0	348,5	202,7	333,7	337,8
Profit attributable to equity holders of Foschini Limited (Rm)	1 128,4	1 119,2	986,9	767,0	516,9	359,5	199,9	116,0	233,3	211,2
Headline earnings (Rm)	1 128,4	1 119,2	986,9	767,0	523,4	364,8	203,0	119,1	233,3	211,2
Balance sheet										
Non-current assets (Rm)	2 171,8	2 160,4	1 536,5	1 497,9	1 096,6	754,7	965,5	1 107,7	805,6	800,8
Current assets (Rm)	4 902,6	4 623,3	4 311,8	3 422,1	2 794,1	2 630,6	2 120,6	1 781,3	1 797,2	1 517,6
Total assets (Rm)	7 074,4	6 783,7	5 848,3	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4
Total shareholders' interest (Rm)	3 845,2	3 823,6	3 267,9	2 496,8	2 291,4	2 077,0	1 830,1	1 775,1	1 755,7	1 544,3
Minority interest (Rm)	290,9	181,3	88,9	16,0	10,1	5,1	8,6	–	–	–
Non-current liabilities (Rm)	846,5	1 282,4	1 064,2	1 038,6	554,5	514,7	625,2	599,3	376,2	324,7
Current liabilities (Rm)	2 091,8	1 496,4	1 427,3	1 368,6	1 034,7	788,5	622,2	514,6	470,9	449,4
Total equity and liabilities (Rm)	7 074,4	6 783,7	5 848,3	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4
Cash flow statement										
Cash flows from operating activities (Rm)	(44,4)	99,3	(97,3)	86,7	289,9	288,3	121,4	66,1	159,0	271,9
Cash flows from investing activities (Rm)	(52,2)	(112,7)	51,5	(165,7)	(187,3)	(155,1)	(166,6)	(370,2)	43,6	(45,3)
Cash flows from financing activities (Rm)	90,9	20,0	72,1	86,0	(100,6)	(132,8)	46,7	352,2	(83,8)	(236,4)
Net (decrease) increase in cash (Rm)	(5,7)	6,6	26,3	7,0	2,0	0,4	1,5	48,1	118,8	(9,8)
Cash at the beginning of the year (Rm) #	69,1	62,5	36,2	29,2	27,2	26,8	175,3	127,2	8,4	18,2
Cash at the end of the year (Rm) #	63,4	69,1	62,5	36,2	29,2	27,2	176,8	175,3	127,2	8,4

The figures from 1999 to 2002 comprise cash and cash equivalents, whereas those from 2003 onwards comprise cash only.

Years ended	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Performance measures/ratios										
Turnover growth (%)	6,1	12,4	21,8	19,7	13,6	18,0	10,4	12,6	5,3	4,8
Operating margin (%)	24,8	26,1	24,3	22,8	18,5	15,0	10,6	6,8	12,6	13,4
Debt equity ratio (%)	36,2	18,8	16,2	12,7	4,0	8,6	17,1	15,1	3,0	–
Total liabilities to shareholders' interest (times)	0,76	0,73	0,76	0,96	0,69	0,63	0,68	0,63	0,48	0,50
Current ratio (times)	2,3	3,1	3,0	2,5	2,7	3,3	3,4	3,5	3,8	3,4
Headline earnings per ordinary share (HEPS) (cents)*	547,0	534,2	463,0	359,6	237,1	162,2	87,9	50,1	100,1	91,2
Change in HEPS (%)	2,4	15,4	28,8	51,7	46,2	84,5	75,4	(50,0)	9,8	10,2
Dividends declared per ordinary share (DPS) (cents)	288,0	270,0	220,0	164,0	94,0	56,0	31,0	18,0	35,0	17,1
Tangible net asset value per ordinary share (cents)	1 862,7	1 789,4	1 523,4	1 165,0	1 039,1	917,8	803,4	731,6	752,9	667,0
Market capitalisation (Rm)	9 261,6	16 618,4	14 011,4	8 549,7	4 797,9	2 573,3	1 681,1	1 190,5	3 196,1	2 917,4

Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without restatement of prior year figures.



Foschini Limited and its subsidiaries

Years ended	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Statistics										
Number of ordinary shares in issue (millions)	240,5	240,5	240,5	240,5	240,5	240,5	240,5	240,5	235,0	231,5
Number of ordinary shares on which headline earnings per share is calculated (millions)	206,3	209,5	213,1	213,3	220,7	224,9	231,0	237,9	233,2	231,5
Net number of ordinary shares on which net asset value per share is calculated (millions)	204,6	212,0	212,6	211,9	218,4	223,6	226,3	240,5	233,2	231,5
Number of stores	1 393	1 332	1 273	1 233	1 197	1 188	1 185	1 207	1 088	1 069
Floor area (gross square metres)	403 601	380 615	354 747	334 662	323 459	317 381	310 166	309 188	272 152	260 371



definitions

Credit transactions – RCS Group
Comprises all loan advances and card purchases for the year under review

Credit transactions – retail
VAT inclusive credit retail turnover and income from sundry credit services

Current ratio
Current assets divided by current liabilities

Debt equity ratio
Interest-bearing debt reduced by preference share investment and cash, expressed as a percentage of capital and reserves

Doubtful debt provision as a % of debtors' book
Provision for doubtful debts expressed as a percentage of gross receivables

Gross square metres
Comprises the total leased store area including stockrooms

Headline earnings
Net income attributable to ordinary shareholders adjusted for the effect, after tax, of exceptional items

Headline earnings per ordinary share
Headline earnings divided by the weighted average number of shares in issue for the year

LSM
Refers to the SAARF Universal Living Standards Measure which is a unique means of segmenting the South African market by dividing the population into 10 LSM groups, 1 (lowest) to 10 (highest).
Refer table below

Market capitalisation
The market price per share at the year-end multiplied by the number of ordinary shares in issue at the year-end

Net bad debt and provision movement
VAT-exclusive bad debts including provision movement, net of recoveries

Net bad debt write-off – retail
VAT-inclusive bad debts, net of recoveries and excluding movement in provision

Net bad debt write-off – RCS Group
VAT-exclusive bad debts, net of recoveries and excluding movement in provision

Net bad debt write-off as a % of credit transactions
Net bad debt write-off expressed as a percentage of credit transactions

Net bad debt write-off as a % of debtors' book
Net bad debt write-off expressed as a percentage of gross receivables

Same store
Stores which have traded for the full current and previous financial years out of the same trading area

Tangible net asset value per ordinary share
Total net asset value, after minorities, excluding goodwill and intangible assets, divided by the net number of ordinary shares in issue at the year-end

Operating margin
Operating profit before finance charges expressed as a percentage of retail turnover

SAARF Living Standards Measure (LSM)*	Population 2007	% Population 2003	% Population 2005	% Population 2006	% Population 2007	Average monthly household income (R) 2007
LSM 1	1 287 000	9,5	7,6	6,1	4,1	1 058
LSM 2	3 034 000	13,1	12,2	12,2	9,8	1 261
LSM 3	3 366 000	14,4	13,0	12,6	10,8	1 613
LSM 4	4 290 000	14,0	14,9	14,9	13,6	2 022
LSM 5	4 516 000	12,8	13,5	13,5	14,5	2 903
LSM 6	5 379 000	13,2	14,5	14,4	17,3	4 723
LSM 7	2 885 000	6,5	7,1	7,8	9,3	7 579
LSM 8	2 096 000	5,9	5,2	5,7	6,7	10 015
LSM 9	2 359 000	5,5	6,4	6,7	7,6	13 507
LSM 10	1 898 000	5,1	5,5	6,0	6,1	20 278

* Source: SAARF AMPS 2005 – 2007

directorate

executives



A D Murray (51)

\# o ^
[illegible] CA[illegible]
Appointed in 2007
Joined the group in [illegible]



R Stein (58)

\#
BComm, CA(SA)
Appointed in 1999
Joined the group in 1996

committees

Audit Committee
S E Abrahams (Chairman) • E Osrin • D M Nurek • N H Goodwin

Remuneration Committee
E Osrin (Chairman) • Prof. F Abrahams • D M Nurek • C J Ginsburg (Consultant)

Risk Committee
D M Nurek (Chairman) • E Osrin • D M Polak • R Stein • A D Murray

Nominations Committee
E Osrin (Chairman) • D M Nurek • S E Abrahams • A D Murray

Transformation Committee
E Osrin (Chairman) • Prof. F Abrahams • A D Murray • R Stein • G S Naidoo (Group Human Resources Director)

* Member of the Audit Committee
\+ Member of the Remuneration Committee
\# Member of the Risk Committee
o Member of the Nominations Committee
^ Member of the Transformation Committee

non-executives



E Osrin (75)

[illegible]
Chairman
Appointed in 1978



D M Nurek (58)

[illegible]
Deputy Chairman
Appointed in 1990
Also a director of Aspen Pharmacare Holdings Limited,
Distell Group Limited, JCI Limited, Lewis Group Limited,
New Clicks Holdings Limited,
Randgold and Exploration Company Limited,
Sun International Limited and Trencor Limited



S E Abrahams (69)

[illegible]
FCA, CA(SA)
Appointed in 1998
Also a director of Investec PLC,
Investec Limited, Super Group Limited
and Phumelela Gaming
and Leisure Limited



Prof. F Abrahams (45)

[illegible]
BEcon(Hons), MCom, DCom
Appointed in 2003
Also a director of
Lewis Group Limited and
New Clicks Holdings Limited



W V Cuba (53)

BSc (Survey), BSc (Info. Systems),
MBA
Appointed in 1998
Also a director of Mustek Limited
and Kelly Group Limited



N H Goodwin (68)

Appointed in [illegible]



M Lewis (49)

BA(Econ) (Hons)
Appointed in 1989



D M Polak (59)

Appointed in [illegible]

operating board



B J Curry (46)
[illegible]
[illegible]

H B Godfrey (53)
[illegible]
[illegible]

M Mendelsohn (49)
[illegible]
[illegible]

D B Gedye (49) *
Managing Director – [illegible]
joined the group in [illegible]
[illegible]

A R Bisogno (50)
Managing Director – [illegible] division
joined the group in [illegible]

A D Murray (51)
[illegible]
[illegible]
joined the group in [illegible]

R Stein (58)
[illegible]
[illegible]
[illegible]

executive management



P S Meiring (52)

G S Naidoo (40)

S A Annenberg (47)

General Manager – Exact!
Joined the group in 1985

S E Eagle (49)

Managing Director – TFG Apparel Supply Company
Joined the group in 1998

A Kleinman (49)

BSc, MBA
Managing Director – Jewellery division
Joined the group in 1984

K Westvig (37)

BBusSc
Managing Director – RCS Group
Joined the group in 1994



chairman's report

Eliot Osrin

Overview

The retail sector in South Africa has experienced substantial growth in the last six years, with consumer spending being extremely strong. This began to change for our group in June 2007 as the retail cycle started to move downwards.

The advance in profit achieved by our group this year was more modest than in the previous six years, with headline earnings per share increasing by 2,4% and diluted headline earnings per share increasing by 4,5%. This reflects the more difficult trading environment which prevailed, particularly in the credit non-durables sector.

Nevertheless, having regard to our very strong balance sheet and the satisfactory level of ongoing cash flow, we have maintained our final dividend at 170,0 cents per share. This means that the total dividend for the year has been increased by 6,7% to 288,0 cents per share.

Economy and operating environment

A combination of a possible recession in the USA, global equity market volatility, high interest rates, implementation of the National Credit Act, fuel price increases and food inflation have collectively created a mood of negativity among South African consumers as they enter a lean year after a period of relatively plenty. This is not the first time that there has been a bleak outlook in the retail industry which happens each time our economy adjusts from an overheated position back to more reasonable levels. It has happened before and undoubtedly will happen again. I am confident that in the medium term, our economy has the strength and resilience to recover and continue to grow. Internally, we have taken strong measures to ensure that our stakeholders have good reason to retain their confidence in the group.

The prime interest rate has increased to 15,0%. There is reason to hope that it will start declining from the middle of next year. This should once again allow consumer sentiment to become positive and spending to resume at a greater rate than currently.

There is, however, risk that CPIX inflation will remain outside the Reserve Bank's inflation target range in the forthcoming year, and this could delay the inevitable reduction in interest rates.

We are concerned that if the Reserve Bank only uses interest rates as its tool to achieve its inflation target, the inevitable increase in interest rates could have the effect of seriously harming our economy.

Even though household debt as a percentage of total disposable income has risen to a new record high of 77%, the ratio of household debt-servicing costs to disposable income remains manageable at around 9,5%, which compares favourably to historical ratios.

Infrastructural development spending will gather pace this year, but short-term investment spending in the private sector may be placed on hold until confidence in the outlook for household demand and for lowered interest rates is restored.

Our next financial year is likely to be one of considerable political fluidity. The African National Congress' conference in December 2007 settled many issues, but left others open, with much remaining unclear.

Staff and directors

Our group's greatest asset continues to be its excellent management. To ensure that this situation continues in the years ahead, we pay considerable attention to retention and succession planning in all facets of our business.

Doug Murray was appointed as Group CEO on 1 January 2008. Doug has been with our group for 22 years, the past eight as Retail Director, with all divisions except the Foschini division reporting directly to him. Doug is an outstanding retailer who has a wide knowledge of all aspects of the group and thus he has picked up the reins quickly and deftly and I am confident that he will steer the group to new heights in the future.

Leslie Bergman resigned as a director of Foschini Limited on 14 April 2008. Leslie had been a director since 2002 and we thank him for the role he played during this time.

Community responsibility

We remain committed to achieving a balance between economic performance and the part we can and must play for our society and the community in which we operate. We are mindful of the critical role that business has to play in the upliftment of the community and for this reason we continue to invest in the development of society. We make charitable donations to more than 100 national and local non-governmental organisations, with our primary focus areas being education; skills development; arts, culture and the environment; special projects and combating HIV/AIDS, with specific emphasis on women and children. Full details of our CSI endeavours are covered in the sustainability report in this document.

Transformation

Our transformation committee, with myself as chairman, has the task of driving the group's broad-based black economic empowerment (BBBEE) strategy into the future. Our various internal transformation sub-committees tackle, on a daily basis, the various issues underlying BBBEE in order to ensure that our group plays its rightful role in the advancement of historically disadvantaged communities. In the Financial Mail's Top Empowerment Companies Report of 2008, our group has once again fared well.

Governance

The directors consider responsible corporate governance to be integral to the success of the group and our commitment to it is outlined in our corporate governance report, which appears elsewhere in this document.

Assessment starts at the top with a comprehensive annual peer review of the performance of all board directors. The board's various sub-committees, which cover the fields of audit, remuneration, risk, nominations and transformation, keep ongoing observation of all significant factors within their purview. The group has formulated and abides by a code of ethics which includes a set of clear goals to achieve in its relationships with customers, suppliers, staff, the general public and the communities among which we operate. The increasingly complex field of compliance with the laws and regulations governing our businesses is another among the many issues on the governance agenda.

Looking ahead

Consumers are facing testing times as the economy slows down and inflation rises. These circumstances will have an inevitable impact on the group, but nevertheless all our divisions remain, in all respects, in good shape. Overall, in attempting to maintain or improve our performance, the group will be reliant on achieving good turnover levels while tightly containing costs.

The strategies which the group has devised and which it is now implementing to retain and grow its market position and its profitability are multi-faceted, but the following deserve special mention:

- we have been cautious in the past in the opening of new stores, and whilst this remains our approach, there are certain of our formats which are ready for further roll-out and we anticipate opening in excess of 100 new stores in the year ahead;
- our supply chain initiative, designed to improve lead times and cut distribution costs, has reached the point where implementation is already occurring and benefits can be expected to be derived progressively as it evolves; and
- credit sales, as well as interest revenue are likely to be boosted by providing customers with a 12-month account as an alternative to the current 6-month option.

In addition, the performance of our retail debtors' book appears to be far better than the norm in the retail industry, demonstrating the value of our conservative credit extension policies of the past.

The 2009 financial year will undoubtedly be a tough year, but at the same time we are well placed to maximise the benefits of any upturn in the economy, therefore making our group even stronger for the future.

Thanks

On behalf of my board I wish to extend appreciation and thanks to:

- all employees for their continued excellent performance during the year;
- our customers for their continued and growing support;
- our shareholders for their continued confidence in the group;
- our suppliers, advisers and business associates for their co-operation and contribution to the continued growth of the business; and
- my fellow directors for their ever ready support, guidance and valuable input.

Eliot Osrin
Chairman

11 June 2008





chief executive officer's

Doug Murray

Group overview

In last year's annual report we indicated that the year to 31 March 2008 would be one of the most difficult that the group would experience for many years.

This year has been a tale of two halves. While trading conditions in the first half were challenging, the group nevertheless achieved acceptable performance in this period, with retail turnover increasing by 8,8% and headline earnings per share increasing by 12,2%. The tempo of business started to slow considerably towards the end of June and the second half of the year proved to be difficult, with turnover growth of 3,7% and a reduction in headline earnings per share of 4,0%. For the year as a whole turnover was up 6,1% over the previous year while headline earnings per share increased by 2,4%. Diluted headline earnings per share were up 4,5%.

Prior to the introduction of the National Credit Act (NCA) our group adopted a conservative approach to the opening of new pre-approved accounts, thus opening far fewer accounts than our major competitors and other credit providers. Whilst this negatively affected the level of our retail turnover, it seems that it was the correct strategy for current economic conditions, as it has resulted in our group entering these more challenging times with a healthy retail debtors' book, in contrast to what appears to be happening in the credit industry.

The businesses in which we trade are cyclical in nature and after our previous six years of above-average compound growth in earnings it was inevitable that a slowdown would occur. It is still not known how long and how severe the current downturn is likely to be. However, the group is positioned as favourably as possible to weather any downturn and emerge stronger than ever to continue our above-average growth when the economy turns. All our divisions are in good shape, with strategies in place to contend with difficult times, with no areas requiring additional corrective action or restructuring. The retail debtors' book is moreover performing well in the current climate, in contrast to what appears to be taking place in the wider economy. The emphasis next year will be on cost containment to levels appropriate to expected trading activity, whilst continuing with strategic initiatives to ensure above-average growth in the future.

Trading environment

Having approached this year with a good deal of caution, the group had an acceptable first six months. The second half turned out to be difficult, particularly from the end of June, after the introduction of the NCA. A combination of the consequences of the NCA, interest rates which have been increased nine times since June 2006, frequent petrol price hikes and above-average food inflation, has considerably dampened the economy and placed severe constraints on the budgets of most South African consumers.

In the last annual report, issued at the end of May 2007, we expressed the view that the interest rate cycle was at or very close to its peak and that interest rates might be expected to start declining towards the end of the 2008 financial year. Inflation has however been higher than anticipated, with the result that the Reserve Bank continued to increase interest rates. The prime overdraft rate is now 15,0% and the outlook for interest rates is still unclear. There is potential for further increases, particularly as the inflation numbers have not stabilised, and as matters now stand we do not see interest rates starting to decline before the middle of 2009.

The consumer environment is likely to deteriorate still further before it starts to improve and we are under no illusions about trading conditions, which we expect to be challenging in the next financial year.

Areas of particular concern to the group in the next year are the rate of exchange of the South African currency and expected inflation in the price of merchandise coming from China, both of which have the potential to cause greater inflation in our product supply line than we have seen for many years.

In addition, the electrical power outages currently being experienced throughout the country may continue. Whilst our head office and distribution centres are not affected, as they are covered by backup power generators, our stores in shopping centres are not able to trade as there is insufficient lighting in these centres. Discussions are presently under way with our major landlords in order to provide adequate lighting and some sort of airflow into shopping centres when the power is down, and it remains to be seen whether these discussions will be successful.

report



Financial performance

Whilst the group's detailed financial performance for the year is described in the Financial Director's report, I would like to draw attention to the following:

- operating margin was 24,8%, close to our record of 26,1%;
- net profit before tax in excess of R1,7 billion;
- the final dividend being maintained at 170,0 cents per share;
- good performance from our retail debtors' book; and
- the group's return on equity of 29,6%.

Trading performance

All our divisions performed satisfactorily in the first half of the year, but since mid-June trading conditions have become difficult. Product inflation averaged approximately 4% for the year. Sales and sales growth in the various divisions were as follows:

	Number of stores	Retail turnover Rm	% Change
@home	61	458,0	11,1
Exact!	182	707,2	3,6
Foschini division	400	3 070,5	5,5
Jewellery division	328	1 090,7	6,7
Markham	201	1 190,9	6,6*
Sports division	221	1 151,4	8,4
Total	1 393	7 668,7	6,1

* Growth excludes the discontinued RJL brand.

Total same store turnover for the year grew by 2,2%, with apparel growing 2,2%, cosmetics 6,6% and jewellery 3,5%. Homeware declined by 0,3% and cellphones by 0,7%.

Cash sales as a percentage of total sales increased from 33,3% to 36,4%.

The @home division continued to expand, increasing its number of stores to 61 during the year and growing its turnover by 11,1% to R458,0 million. Trading results were encouraging at the three @homelivingspace stores and the number of these stores will be expanded over the next two years to ten. In an extremely competitive sector this division's same store results showed a decline of 0,3%.

Exact!, which has a lower LSM customer base than most of the group's trading divisions, traded marginally worse than expectation, yielding growth in turnover of 3,6% and same store growth of 1,7%. Customers with limited disposable income bought less than had been expected in the summer season and it was necessary to take more markdowns than planned.

Of the division's total turnover, 44% is generated in shopping malls as opposed to high streets and rural areas and this percentage will continue to increase with planned store expansion.

The Foschini division achieved turnover growth of 5,5% and unsatisfactory same store growth of 1,2%. Particular emphasis is being placed on the Foschini stores business and the results of this focus should become evident in the forthcoming summer season. The Donna-claire and Fashionexpress brands continued to trade satisfactorily and are now well established in the marketplace. Both of these brands are under-represented and will be actively expanded in the next year.

The jewellery division, comprising American Swiss Jewellers, Sterns and Matrix, performed better than expected with turnover growth of 6,7% and same store growth of 3,3%. The division remains the dominant player in the mass middle market jewellery sector. It has been severely impacted by the increase in the gold price and by movements in the rand/dollar rate of exchange, the combined effect of which has been an increase of more than 30% in the input gold price during the year. This required proactive planning to ensure that the product mix was adjusted to soften the impact on price points.

The Markham division, which had a disappointing first half, traded more successfully in the second half and achieved turnover growth of 6,6% for the full year. Same store growth was 3,4%. The repositioning exercise undertaken in the past few years towards a younger and more fashionable customer is now beginning to bear fruit and its new "Markham Relay" casual range format has been well received in the marketplace.

The sports division, trading as Totalsports, Sportscene and DueSouth, traded satisfactorily and achieved turnover growth of 8,4% and same store growth of 3,7%. Ongoing focus remains on gaining maximum benefit from the World Cup 2010, where the division is the partner of choice for some of the major brands.



FG Financial Services, the retail debtors' book, which amounts to R2,4 billion, grew by 8,0% during the year. Because of the group's conservative approach to new account openings before the implementation of the NCA, the performance of the debtors' book continues to be satisfactory. Net bad debt as a percentage of credit transactions increased marginally from 3,0% to 3,5% and net bad debt as a percentage of the closing debtors' book increased from 7,4% to 8,3%. During the next financial year, in line with current market practice, we will provide customers with a 12-month account as an alternative to the current 6-month option. This should positively impact our interest revenue as well as retail turnover.

RCS Group

The RCS Group provides a range of broader financial services to customers of the group and also to customers of unrelated retailers. This group consists of two separate business units, namely Transactional Finance and Fixed Term Finance. At present the Transactional Finance business comprises the RCS general-purpose card and other private label card programmes. The Fixed Term Finance business comprises RCS Personal Loans and RCS Home Loans. The division experienced a challenging year having been affected by the introduction of the NCA, which resulted in a reduction in the number of new loans advanced and accordingly a reduction in the loan receivables book. Net bad debt and provisions increased significantly in line with current market trends. Profit before tax for the year reduced from R322,7 million to R269,6 million. Loan advances to customers following the year-end will remain tightly controlled, though an increase in advances and profitability in this division is anticipated. RCS is in the process of acquiring the consumer credit division of Massdiscounters, which is awaiting final Competition Commission approval. The group's shareholding in the division has been 55% from 1 April 2007, with the balance being held by The Standard Bank of South Africa Limited.

Strategy

The strategic focus across our divisions is to improve our customers' experience through targeted expansion of our store base and by constantly developing our merchandise offering to meet our customers' needs.

A key element of the group's strategy is to optimise the efficiency of its supply chain, ensuring that lead times in ordering, acquiring and distributing stock are reduced to the minimum. In consultation with an external consultant the group set up its supply chain project during the year to deal with supplier relationships, replenishment and merchandise pipelines. This will result in improved lead times and increased stock turns, ensuring our ability to be first to market with key products, whilst at the same time reducing overheads. The benefits of this initiative will take time to make their impact, but a good start has been made.

Strategies of the individual divisions are referred to in the divisional review section of this report.

Prospects

In the last number of years we have been cautious in the opening of new stores. Whilst this remains our approach, there are certain of our formats which are ready for further roll-out and accordingly we anticipate opening in excess of 100 new stores in the year ahead.

Retail turnover for the first ten weeks of the new financial year remains difficult. Budgeted costs for the new year have been curtailed to levels appropriate to the expected turnover. Notwithstanding the downturn in the economy, all the trading divisions are in good shape which places the group in good stead to weather the current consumer downturn, although we are mindful of the uncertain and challenging macroeconomic environment.

Thanks

Having been appointed as CEO on 1 January 2008, I was aware that I was taking over the position in difficult times. I have had tremendous support from my colleagues, for which I thank them. I look forward to working with them to steer the group to new heights and achieving much with them in future years.

Thanks are extended to the group's 15 000 staff members for their contributions to its development and success. I extend my sincere appreciation to each and every one of them.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, I extend thanks for their support of the group. I trust that their loyalty will continue to be rewarded.

Finally, I would like to express the group's appreciation to our suppliers, advisers, corporate stakeholders and customers for their contributions to the group's activities and its successes.

Doug Murray
CEO

11 June 2008

financial director's report



Ronnie Stein

Overview

This year was a difficult year for our group. The first half of the year, whilst challenging, produced acceptable performance with retail turnover growth of 8,8% and headline earnings per share increasing by 12,2%. The second half became extremely difficult, particularly from the third week of June after the introduction of the NCA. This, together with above-average food inflation, substantial petrol price hikes and interest rates which have now increased nine times since June 2006, have increased the cost of living of the average South African consumer, which has taken its toll on the semi-durable retail sector. Second-half turnover grew by 3,7% with a reduction in headline earnings for the half of 4,0%.

For the year as a whole retail turnover increased by 6,1% to R7,7 billion. Headline earnings per share increased by 2,4% to 547,0 cents, whilst diluted headline earnings per share increased by 4,5% to 538,0 cents. The compounded annual growth in headline earnings per share over the past seven years is 40,7%.

The key financial indicators for the year are as follows and are discussed in more detail elsewhere in this report.

Key performance indicators	2008	Medium-term target	2007
Turnover (Rm)	7 668,7		7 230,0
Turnover growth	6,1%		14,6%
Gross margin	41,6%		42,0%
Operating margin	24,8%	24%	26,1%
Profit before tax (Rm)	1 786,3		1 782,3
Profit after tax (Rm)	1 206,1		1 192,0
Headline earnings per share (HEPS) (cents)	547,0		534,2
HEPS growth	2,4%		15,4%
Diluted headline earnings per share (HEPS) (cents)	538,0		514,8
Diluted HEPS growth	4,5%		14,5%
Dividend per ordinary share (cents)	288,0		270,0
Dividend per ordinary share growth	6,7%		22,7%
Return on average equity	29,6%	35%	32,5%
Gearing	36,2%	40%	18,8%
Net asset value per share (cents)	1 862,7		1 789,4
Net asset value per share growth	4,1%		17,5%
Stock turn (times)			
– jewellery	2,21		2,18
– @home	2,31		2,43
– other	3,21		3,20



Accounting policies and standards

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with the requirements of the South African Companies Act. The principal accounting policies are consistent with those applied in the previous year, except for the increased disclosure requirements of IFRS 7: Financial Instruments.

The group reclassified certain balance sheet items in order to achieve improved disclosure.

Further information regarding restatements can be found in note 36.

Income statement

Retail turnover

Retail turnover of R7,7 billion increased by 6,1% on the previous year. Same store turnover for the year grew by 2,2%. As is usual in more difficult times our cash turnover growth of 16,1% outpaced credit turnover growth of only 1,1%.

Retail turnover by merchandise category	2008 Rm	2007 Rm	% growth
Clothing	4 989,2	4 727,4	5,5
Jewellery	1 010,0	944,1	7,0
Cellphones	721,6	706,8	2,1
Cosmetics	488,2	435,7	12,1
Homeware and furniture	459,7	416,0	10,5
Total	7 668,7	7 230,0	6,1

The poorest performing merchandise category was cellphones with turnover growth of 2,1% after its frenetic growth in the past few years. There has been a lack of new generation phones this year which we feel has reduced the churn factor.

Surprising on the upside was the level of jewellery turnover as historically, when the economy gets tough, luxury goods tend to suffer more than other products.

Homeware and furniture, as well as cosmetics, performed reasonably well with double digit turnover growth, whilst clothing turnover grew by 5,5%.

Overall product inflation for the year was approximately 4%.

Retail turnover by division	2008 Rm	% Growth	% Same store growth	Number of stores	% Space growth
@home	458,0	11,1	(0,3)	61	8,1
Exact!	707,2	3,6	1,7	182	2,8
Foschini division	3 070,5	5,5	1,2	400	6,3
Jewellery division	1 090,7	6,7	3,3	328	2,2
Markham	1 190,9	6,6*	3,4	201	5,3
Sports division	1 151,4	8,4	3,7	221	10,2
Total	7 668,7	6,1	2,2	1 393	6,0

* Growth excludes the discontinued RJL brand.

Prior to the introduction of the NCA our group adopted a conservative approach to the opening of pre-approved accounts, having opened far fewer new accounts than other credit providers in the country. This negatively affected the level of our retail turnover for the year, although it has resulted in our group entering these more difficult times with a healthy retail debtors' book in contrast to what appears to be happening in the wider economy. The percentage of account holders at the year-end who were able to purchase was 82,0%, almost identical to the 82,1% in the previous year.

Trading area in the first six months of the year grew by 3,2% and for the year reached a total of 6,0% growth.

During the year, cash sales as a percentage of total sales once again increased to 36,4% from 33,3%.

Our gross margin decreased by 0,4% from 42,0% to 41,6%. Our budgeted input margins remained constant and although we had budgeted stock levels conservatively for Christmas, Christmas trading was softer than expected resulting in marginally higher markdowns. Markdowns as a percentage of turnover increased from 12,5% last year to 13,9% this year.

Gross margin trend analysis



45
40
35
30
25
20
15
10
5
0
39.3
41.2
42.1
43.2
42.4
42.0
41.6
2002
2003
2004
2005
2006
2007
2008



Interest received

Interest received increased by 20,4% to R1 056,4 million from R877,4 million primarily due to the growth in all the debtors' books, with the exception of the loans book which declined, combined with higher interest yields on all debtors' books.

Expenses

Expenses before bad debts were well controlled at 12,8%.

Depreciation and amortisation grew by 17,6% reflecting the costs associated with new stores as well as enhanced IT systems.

Employment costs of R1 120,0 million are our group's biggest operating cost and increased by 16,1% over the previous year. The increase in these costs is due to normal staff salary increases which this year averaged 6,5%, as well as the appointment of new staff to service new store openings. Included in these costs are restraint payments which are paid to ensure the retention of key staff. Restraint payments amounted to R35,4 million and we now have in excess of 60 of our key executives covered by four-year restraints. There should be minimal restraint payments paid in the next four years. This year, no incentive bonuses were paid to staff as performance targets were not met. The IFRS 2 share option charge this year amounted to R30,7 million, whilst an amount of R19,2 million was recognised as an expense last year.

Store occupancy costs, the group's second largest operating cost, increased by 12,1% to R583,5 million, and as a percentage of sales increased to 7,6% from 7,2% last year. The increase in this cost is due mainly to the opening of new stores. During the year 76 new stores were opened whilst 15 stores were closed. In addition 12 stores were enlarged whilst 14 were relocated. This year an amount R7,7 million was charged to store occupancy costs, exactly the same amount as in the prior year in order to comply with IAS 17: Leases.

Net bad debt and movement in provisions in our retail debtors' book increased by 15,7% to R217,2 million, reflecting the healthy state of this book. In contrast the net bad debt and movement in provisions in the RCS Group, which was more severely impacted by the NCA grew by 91,6% to R253,7 million. More detail on the group's bad debt and provisions is dealt with in the Financial Services review elsewhere in this report.

Interest paid increased to R120,1 million from R104,7 million, of which R97,7 million relates directly to the funding of the RCS Group. Included in this amount is a reversal of an interest provision of R35,6 million which is no longer required. This R35,6 million is a non-recurring income item which in the current year is balanced by the non-recurring restraint payments of R35,4 million. The increase in interest paid is due to the increase in interest rates, as well as the increased capital requirements of our group relating to new stores and receivables.

Income from associate

During the year our RCS subsidiary acquired a net 60% share in Effective Intelligence, a data intelligence company and the income from associate reflects our share of the profit of that company for the year.

Profit before tax

Profit before tax marginally increased from the prior year to R1 786,3 million. The group experienced a sharp downturn in turnover in the last quarter of the financial year and although cost cutting measures were immediately introduced, they had little effect on this year, the full impact of which will be evident next year. This resulted in the group's operating margin being reduced to 24,8% from 26,1%, still however above our medium-term target of 24%.

Taxation

The group's effective tax rate reduced from 33,1% to 32,5%. Further details are contained in the notes to the Financial Statements.

Earnings

Headline earnings increased by 0,8% from R1 119,2 million to R1 128,4 million, whilst headline earnings per ordinary share increased from 534,2 cents per share to 547,0 cents per share, an increase of 2,4%. Headline earnings per share has been calculated on the weighted average number of ordinary shares in issue of 206,3 million, down from 209,5 million in the prior year as a result of continued share buy-backs.

Diluted headline earnings per share increased from 514,8 cents to 538,0 cents, an increase of 4,5%.

The group's return on equity (ROE) of 29,6% remains at a satisfactory level, but is down on last year's ROE of 32,5%. Our medium-term target remains at 35%.

Dividends

Having regard to our strong balance sheet and cash flow, we have maintained our final dividend at 170,0 cents per share and together with the interim dividend of 118,0 cents per share, the total dividend for the year of 288,0 cents per share is 6,7% higher than the previous year.

Balance sheet

The tangible net asset value per share grew by 4,1% to 1 862,7 cents per share (2007: 1 789,4 cents). Total assets now amount to R7 074,4 million and grew by 4,3%.

Assets

Property, plant and equipment

Property, plant and equipment increased by 8,4% to R847,4 million from last year's R782,1 million primarily due to:

- the opening of new stores, store enlargements and refurbishments in line with our strategy to increase our total trading area; and
- the introduction of new IT systems.

Trade receivables – retail

The group's net retail trade receivables increased by 8,0% to R2 414,9 million on credit turnover growth of 1,1%. As mentioned elsewhere in this report, prior to the introduction of the NCA our group adopted a conservative approach to the opening of new pre-approved accounts. Whilst this negatively affected the level of our retail turnover, it has resulted in our group entering the next year with a healthy retail debtors' book. Net bad debt as a percentage of credit transactions increased from 3,0% to 3,5%, which is a good performance in the current economic climate. The key debtors' statistics are detailed in the FG Financial Services section of this report.

There has been speculation regarding credit retailers divorcing their financial services from their retail operations. In our case, our retail financial services are an integral part of our business and we have no intention of divorcing them from our retail business.

Inventory

Total inventory on hand decreased by 0,2% to R1 290,0 million from R1 292,9 million. Inventory of merchandise for resale increased by 2,7% to R1 227,5 million in line with our stringent control on stock levels. The group moves into the next financial year with a clean stock position. Stock turns in our business need to be improved and are being addressed through our supply chain initiative. Our stock turn in respect of jewellery merchandise at 2,21 is satisfactory in terms of world benchmarks, whilst the group's stock turns on other merchandise categories fall well below world standards. Adequate provision has been made for markdowns, shrinkage and inventory obsolescence.

RCS Group

This division provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This division experienced a challenging year, having been affected by the introduction of the NCA, which resulted in a reduction in the number of new loans advanced and accordingly a reduction in the loans receivable book to R716,2 million from R866,5 million.

Its private label card receivables however increased by 29,2% to R1 068,3 million from R826,7 million. The group's non-retail receivables now total R1 784,5 million, an increase of 5,4% over last year.

Profit before tax reduced from R322,7 million to R269,6 million for the year, with net bad debt costs and provisions increasing significantly in line with current market trends. The key debtors' statistics are detailed in the RCS Group section of this report.

This division currently represents 15,1% of our group's profit before tax, reducing from last year's 18,1%.

Equity

The group's attributable equity increased to R3 845,2 million from R3 823,6 million, translating into tangible net asset value of 1 862,7 cents per share. During the year 12,5 million shares were repurchased at a cost of R760,4 million. At the financial year-end treasury shares held by subsidiaries, including the share trust, amounted to 35,9 million shares, representing 14,9% of the total issued shares.

Minority interest

The minority interest of R290,9 million relates to the minority shareholding in the RCS Group. At the financial year-end the group's shareholding in this division was 55% with the balance being held by The Standard Bank of South Africa Limited (SBSA).

Debt profile

Our group's operations are financed primarily by means of its own cash flow, as well as banking facilities. This debt, offset by the group's cash and its "near cash" preference share investment of R200 million, represents net gearing of 36,2%, which is below the group's revised medium-term objective of 40%.

R1,2 billion of the group's debt relates directly to the funding of the RCS Group, where the group's facility is fixed at R750 million, the balance being funded by SBSA. The SBSA funding is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries, and accordingly the debt is ring-fenced within the RCS Group.

Accordingly the group's debt relating to the retail business is only R298,7 million, which is equivalent to our usual month-end creditors' payment. This year the March month-end creditors' payments amounting to R289,7 million were paid on the last day of the financial year, whilst in the previous year, because the month-end occurred on a weekend, the month-end creditors were paid after the year-end.

Having regard to the current instability in financial markets, the group has secured three-year term funding of R700 million which is almost equivalent to our agreed facility to the RCS Group. Thus, should financial markets deteriorate further, the group should not be impacted.

Trade and other payables

Trade and other payables reduced from R1 171,7 million to R741,8 million. It would thus appear that we have substantially paid down our creditors, which is not the case. As already mentioned, in the 2007 financial year, March month-end trade creditors amounting to R286,9 million were paid on 2 April 2007, after the year-end, whilst those in respect of the current year amounting to R289,7 million were paid prior to the year-end. Our group's policy of paying all suppliers 30 days from statement date remains consistent with prior years.

Capital expenditure

Total capital expenditure for the year amounted to R274,4 million, most of which relates to the opening of new stores and refurbishments, as well as investment in IT systems. R27,1 million was incurred this year in respect of the RCS Group's move to their new premises.

Due to our continuing expansion in new stores, budgeted capital expenditure for 2009 is R315 million.

Cash flow

Cash flows from operating activities before working capital changes amounted to R1 074,2 million, marginally down on the previous year's R1 187,9 million. There were larger working capital requirements during the year primarily as a result of an increased investment in private label card receivables of R241,6 million, as well as a reduction in trade and other payables of R429,9 million which is due primarily to timing of the year-end trade creditors' payments. Cash generated by operations amounted to R505,9 million.

The net cash outflow from investing activities amounted to R52,2 million with investment of R274,4 million having been made in IT equipment and shopfitting.

Included in cash inflows from financing activities are share purchases by the share trust amounting to R760,4 million.

Due to these outflows, interest-bearing debt increased by R741,8 million which resulted, as mentioned previously, in our group's net gearing increasing to 36,2% from 18,8% last year.

Financial targets

Our group's financial targets have been included in the Financial Highlights section of this annual report.

Ronnie Stein
Financial Director

11 June 2008



operations

services



review of operations and services



Foschini

Abigail Bisogno

Positioning

The Foschini division is the primary womenswear fashion division in the group. It comprises the following four chains:

Foschini

The stores in this chain offer contemporary clothing, footwear and cosmetics.

The Foschini brand has undergone a repositioning process over the past year to raise levels of fashionability and quality. This allows the ranges of products offered to be more desirable to the target market and to be consistent with the modern and fashionable image which the Foschini name and reputation are intended to project.

The positioning of the sub-brands Oasis, News, Instinct and WWW, which are house brands applied to ranges of clothing and accessories located within their own areas in the stores, has been clarified and redefined in the division's overall branding strategy. Product ranges in these brands will be relaunched in the third quarter of the next year.

The target market of the Foschini chain remains 18 to 35 year olds in the LSM 6 – 10 categories. The stores are located in prime shopping centres and CBDs.

Donna-claire

The stores in this chain offer products at a fashionable level for larger-sized women of all ages. The target market is the LSM 6 – 10 categories.

The stores are located in prime shopping centres.

Fashionexpress

This is a price-centric chain catering for customers in the LSM 5 – 9 categories. Its stores are located in smaller towns and in secondary positions in shopping centres. The stores offer clothing and footwear.

		2008	% change	2007*
Turnover (R million)	Foschini	2 383,1	3,6	2 301,4
	Fashionexpress	321,5	14,9	279,8
	Donna-claire	330,7	9,1	303,0
	Luella	35,2	27,6	27,6
	Total	3 070,5	5,5	2 911,8
Number of stores	Foschini	211	1,9	207
	Fashionexpress	100	3,1	97
	Donna-claire	70	9,4	64
	Luella	19	5,6	18
	Total	400	3,6	386
Floor area (gross m²)	Foschini	138 553	6,2	130 487
	Fashionexpress	29 379	2,9	28 563
	Donna-claire	18 736	13,4	16 520
	Luella	2 759	4,7	2 636
	Total	189 427	6,3	178 206
Number of employees	Foschini	4 199	5,2	3 991
	Fashionexpress	602	4,0	579
	Donna-claire	471	6,6	442
	Luella	117	5,4	111
	Total	5 389	5,2	5 123

* Note: The comparative figures have been adjusted to take into account a store conversion from Foschini to Fashionexpress.

FOSCHINI | donna-claire FASHION IN SIZES 14-28 | fashionexpress | Luella


FOSCHINI
FOSCHINI

Luella

This is a relatively new chain devoted only to footwear and offering moderately priced products in a modern international store format.

The number of stores in the chain has reached 19, and at this number some consolidation in the roll-out process will take place. Long-term strategy is being reviewed in the light of trading experience since inception of the chain and studies are being undertaken to select the most suitable product mix to meet current and predicted trends in the market.

The stores are located in key shopping centres.

Review of the year

The high level of development of retail space that has been undertaken in recent times in South Africa continued during the past year, and the following new major regional shopping centres in which the division is represented were opened:

Greenstone	East Rand
Loch Logan	Bloemfontein
Maponya Mall	Soweto
Irene Mall	Centurion

In total, 19 new stores were added across the division's four chains. In addition, nine stores were enlarged or relocated. A total of 11 221 square metres of retail space was added during the year, representing growth of 6,3%.

Trading conditions were reasonable in the first half of the year and weak in the second half. Turnover growth of 9,9% was achieved in the first six months, but October and November, traditionally the division's key opening summer period, were very soft months, being adversely affected by poor economic conditions, exacerbated in certain instances by a fashion offering which failed to meet expectations. December and January, whilst below budget, showed reasonable growth, with January being buoyed by the year-end sale. February and March saw a decline in sales, and it became clear that consumers were holding back because of the unfavourable economic conditions and the fact that early stock in the Foschini ranges lacked items for the winter.

Cosmetics

The cosmetics business, in contrast, has continued to perform well, growing by 11,7%. Turnover in cosmetics is now close to R500 million annually.

The Foschini cosmetics range brings together a number of major international brands including Clinique, Elizabeth Arden, L'Oreal, Revlon and Yardley. In most of the new-format stores in shopping centres the cosmetics departments have their own entrance, creating a standalone ambience. It has been shown that this layout increases footfall and benefits the other departments within Foschini stores.

An enlarged-format cosmetics range was launched in the Foschini store in Canal Walk, including an in-store MAC department, which is performing well. MAC is the premium make-up range from Estee Lauder, and is used by make-up artists internationally.

Cellular

Mobile handsets were launched in Foschini stores in 2000 and sales have grown to almost R250 million annually. The division's strategy to date has been to be an exclusive MTN retailer carrying the major product brands. The store base has been limited thus far to the Foschini chain.

Prepaid handsets currently account for 95% of turnover.

In the latter part of the year turnover was negatively affected by stock shortages. A major downturn also occurred in sales of Motorola products, which have lost market share internationally.


MAC

Future plans are to roll out cellular products to the Fashionexpress chain and to stock other brands of handset and complementary products in a drive to increase sales.

Supply chain initiative

The group's supply chain initiative, described in detail in the report of the Group Logistics division, will reduce lead-times and enable the Foschini division, in common with the other trading divisions, to react faster to trends emerging in the market. This will allow orders to be placed closer to the time when merchandise is required in the stores. The division is positioning itself to take full advantage of this strategic benefit.



Foschini continued

Foschini

Total sales in the Foschini chain grew by 3,6%. The first-half growth of 8,5% came off a low base, stock shortages having being experienced in the previous year. The second half suffered from the impact of deteriorating trading conditions stemming from rising interest rates and the implementation of the National Credit Act (NCA). Same store sales for the year showed a small decline of 0,2%.

Six new stores were opened during the year, including one at the V&A Waterfront in Cape Town. A further five stores were upgraded, taking the total number of new-concept stores at the year-end to 107.

The new Waterfront store incorporates a number of innovative design concepts which have been well received and will influence future Foschini store designs. In addition, the Waterfront store prompted the launch of Lipsy, an international fashion brand carried by Topshop of London. Although these products command a premium price there has been a good take-up, and they have been introduced in a number of the division's other top-selling stores.

The new-concept stores continue to perform at levels well above average for the Foschini chain, both in terms of turnover growth and trading density, and now account for 70% of the chain's total turnover.

Performance by store concept	New concept	Old format
Number of stores	107	104
Sales growth (%)	5,0	0,2
Sales contribution (%)	70	30
Trading density/m² (incl. VAT)	R21 600	R16 000
Total number of stores	211	

Total rented space grew by 6,2% to 138 553 square metres.

Capital expenditure of almost R40 million was incurred on Foschini store openings, enlargements, relocations and refurbishments.The upgraded stores have shown good growth and they strengthen the Foschini brand.

Fashionexpress

This value chain, created initially out of ailing Foschini stores, had another good year and has become well established in the marketplace. Built around the concept of "express yourself for less", this chain offers fashionable garments in a pleasant shopping environment at prices that rival those of traditional cash retailers.

Total sales grew by 14,9% with same store sales up 8,6%.

The new store format has been widely accepted and will continue to be rolled out, including the conversion of the existing older stores. This will allow the Fashionexpress brand to have a consistent image across all the locations.

During the past year five new stores were opened. A further four are planned for the next year. The division is confident that this chain will continue to increase its profit contribution and that it can easily expand to 150 or even 200 stores.


donna-c


fashion



Donna-claire

The total turnover of this chain grew by 9,1%, assisted by the opening of seven new stores. Same store growth of 3,9% was disappointing but a recent move to place emphasis on products for younger customers is showing signs of success.

With ten new stores already committed for the next year and a similar number envisaged for 2010, this niche chain should have 100 stores within three years.

With their high trading densities and low markdowns, Donna-claire stores are the most profitable stores in the division.


Luella
art deco

Luella

Now in its third year, the Luella chain has not yet reached its full potential, having at this stage only 19 stores. One additional store was opened in the 2008 year, at the Loch Logan centre in Bloemfontein. All are in key shopping centres.

This standalone footwear concept offers a range of women's footwear supplemented by handbags and accessories aimed at customers in the middle to upper income groups. The current target market is the fashion-conscious woman with a passion for shoes.

The division is confident that with expected improvements in the fashion ranges the Luella chain will become a positive contributor to profit within three years. It has the potential to be a 50-store chain.

Stock levels and markdowns

Although stock levels at the end of the year were at an acceptable level, being down 11% on the previous year, markdowns for the year were above budget at a disappointing 17,4% of sales. The increase was largely caused by Christmas trading being softer than expected. Current and projected stock levels are considered to be appropriate. The medium-term goal remains to reduce clothing and footwear markdowns to between 10% and 12% of sales, and to increase stock turn.

	2004	2005	2006	2007	2008
Markdown value (Rm)	304,0	266,7	349,3	371,0	450,6
% to sales	18,5	13,3	15,1	15,1	17,4

Strategy and prospects

There is general awareness that the South African consumer is under pressure and that levels of disposable income have declined. Despite this, the Foschini division considers that it is well positioned in terms of the number and quality of existing and planned stores and its flexible buying processes to withstand a trading downturn. Its objective is to emerge strongly, in order to capitalise on the upswing which will follow.

The emerging market continues to grow and to fuel demand, and whilst the introduction of the NCA in June 2007 has softened credit demand in terms of the opening of new accounts, the long-term benefits of this legislation will ensure the sustainability of consumer credit.

The division's continuing investment in capital expenditure on new stores and the refurbishment of existing stores, even during a period of economic decline, is part of a long-term strategy to capitalise on South Africa's proven pattern of economic growth, despite periodic downturns in the business cycle.

In the next year, almost 30 new stores will be opened and approximately 15 high-turnover stores will be upgraded. They include some of the division's premier CBD stores in cities such as Johannesburg and Pretoria. These measures will add substantial turnover and improve the visibility of the division to the consumer. This programme will be followed in the 2010 year by the opening or upgrading of another approximately 20 stores.

In the next year alone more than 15 000 square metres of additional retail space will be added. Among the developments in which the division will have stores are the following regional shopping centres:

Regional Centre	Foschini
Potchefstroom	relocate and refurbish
Richards Bay	enlarge and refurbish
Zevenwacht (Western Cape)	new
The Grove (Lynnwood Pretoria)	new
Westwood (Westville Durban)	new
Mountain Mill (Worcester)	new
Galleria (Amanzimtoti)	new
Wonderboom (Pretoria)	new
Melrose Arch (Johannesburg)	new

Regional Centre	Donna-claire	Fashionexpress
Potchefstroom	new	new
Richards Bay	new	new
Zevenwacht (Western Cape)	new	
The Grove (Lynnwood Pretoria)	new	
Westwood (Westville Durban)	new	
Galleria (Amanzimtoti)	new	
Wonderboom (Pretoria)	new	
Melrose Arch (Johannesburg)	new	

The division's strength in the markets it serves and its growth over the years is reflected in the table below, setting out details of the stores in its four chains.

Store statistics	2004	2005	2006	2007	2008
Foschini	197	196	201	207	211
Fashionexpress	89	86	90	97	100
Donna-claire	48	53	59	64	70
Luella	–	–	6	18	19
Total No. of stores	334	335	356	386	400
Closures	11	15	6	3	5
Floor area (m^2)	152 767	154 025	163 703	178 206	189 427

	Projection	
Store statistics	2009	2010
Foschini	220	225
Fashionexpress	110	120
Donna-claire	80	90
Luella	20	20
Total No. of stores	430	455
Closures	–	–
Floor area (m^2)	205 000	218 000





Markham

Donald Gedye

		2008	% change	2007
Turnover (R million)	Markham	1 190,9	6,6	1 117,6
	RJL	-	(100,0)	20,8
	Total	1 190,9	4,6	1 138,4
Number of stores	Markham	201	5,2	191
Floor area (gross m²)	Markham	61 298	5,3	58 230
Number of employees	Markham	1 364	(12,6)	1 560

Positioning

Markham is the largest men's fashion retail chain in southern Africa. Markham stores are located in most major shopping centres and towns in this territory. In its endeavour to make its customers "feel great, look good, and share our passion for style", Markham provides up-to-date, internationally-inspired menswear of good quality and value, suitable for all occasions and daily experiences. This is done from conveniently accessible stores, most of which offer a full range of menswear, and others, like the recently-introduced smaller-format Markham Relay stores, offering fashion casualwear only.

The smaller Markham Relay format is an answer to expansion into secondary, smaller shopping malls that do not warrant a fully-fledged Markham offering. They will be placed in new malls that are proliferating on the outskirts of large towns, in second or third stores in city CBDs, and second stores in large malls where it is not possible to expand an existing Markham store.

During the next year Markham intends to open a few stores on a pilot basis stocking only formalwear and smartwear. They are likely to be named Markham Cignal stores.

Whilst the division targets the LSM 6 – 10 range, the LSM 3 – 5 categories are also buyers of its stylish apparel.

Review of the year

Despite the sluggishness which prevailed in the economy in the latter half of the year, total sales in the Markham stores improved by 6,6% for the year, with same store sales growth of 3,4%. Although prices effectively remained constant, changes in the product mix resulted in 6% product inflation. Cellphones again performed well, sales growing by 6,4% to represent 16,9% of turnover.

Continued close control of markdowns and of expenses resulted in a further increase in profitability.

Markdowns made up 9,8% of sales. From trends known at this stage it seems that an acceptable level of markdowns will be sustainable into the future, although the rate may well rise marginally in the near future. The table below sets out the apparel markdown history.

	2004	2005	2006	2007	2008
Markdown value (Rm)	83,1	95,0	106,6	99,2	97,1
% to sales	12,0	12,4	11,7	10,5	9,8

The fruits of the division's brand repositioning, which commenced in the second half of 2005, have handsomely exceeded expectations. The fashion and quality expectations of customers visiting the division's stores have been raised and turnover levels and profitably have improved significantly.

During the year 81 stores with the old Markham logo were rebranded with the new Markham logo but did not receive a complete store renovation. Ten new stores were added and a further five were relocated or enlarged. Of the new stores, four are in the new Markham Relay format.



Strategy

The major repositioning of the Markham brand mentioned above has the objective of ensuring that Markham remains a relevant, aspirational brand, recognised for delivering fashion and style in a sophisticated shopping environment. This is a continuing exercise since it involves an extensive refurbishment of stores and this process must be spread over a number of years.

Space availability is one of the factors that set a ceiling on the growth of the division in the past. A full-line Markham store requires a substantial floor area and this has been unavailable in some malls in which the division would have liked to have stores. The Markham Relay concept is in part an attempt to deal with this problem since its smaller store format is easier to accommodate. The current slower economic conditions should provide opportunities to open full-line Markham stores where there are prospects of good sales, as well as to take opportunities to right-size and open smaller stores where this is justified. More than 20 stores will be opened in the next year.




Markham
Markham

Markham continued


シェーキーズ

Alongside the roll-out of new stores in both the Markham and Markham Relay formats there will be strong emphasis on cost controls in a drive to enhance profitability. Training programmes for all staff members will be continued in order to ensure that customers receive insightful and efficient service and that the Markham reputation is enhanced.

Store statistics	2004	2005	2006	2007	2008
Markham	173	177	180	191	201
RJL	37	38	28	–	–
Total No. of stores	210	215	208	191	201
Closures	1	3	13	29	–
Floor area (m²)	56 956	58 538	58 764	58 230	61 298

	Projection	
Store statistics	2009	2010
Markham	224	242
RJL	–	–
Total No. of stores	224	242
Closures	–	–
Floor area (m²)	67 047	70 826

In addition to the activities described above, the division will continue to investigate options to reduce lead times for merchandise procurement with the objective of enhancing the division's ability to react quickly to changing trends. There will also be emphasis on better fulfilment of customers' size requirements, utilising the group's newly-implemented size-management software which is designed to ensure that the size ranges of stock arriving at a store will correspond to historical records of the sizes of stock sold at that store.

The men's fashion arena has extremely limited local manufacturing capability. However, the division will continue to strive to develop closer relationships with domestic suppliers in order to redress this deficiency over time, thus lowering reliance on imported product.



Prospects

The further roll-out of new Markham and Markham Relay stores, combined with better fulfilment of customers' size requirements, will underpin the performance of this division in the next and later years.

The target is to have more than 240 stores, including at least 30 of the new Markham Relay format.

The pilot project mentioned above of standalone "formalwear-only" stores may also lead to some extension of trading activity in a high-margin area.





Exact!

Suzanne Annenberg

Store location	% of turnover	% of m²
Shopping malls	44,1	41,3
High streets	30,3	27,4
Rural areas	25,6	31,3

A breakdown of sales by product category in the Exact! stores in the 2008 year is set out in the following table.

Womenswear	24,8%
Menswear	21,0%
Footwear (for men, women and children)	20,3%
Childrenswear	10,1%
Accessories	2,9%
Smalls	3,1%
Cellular	17,8%



	2008	% change	2007
Turnover (R million)	707,2	3,6	682,6
Number of stores	182	1,1	180
Floor area (gross m²)	52 831	2,8	51 386
Number of employees	1 063	(1,6)	1 080

Positioning

Exact! offers a focused range of fashionable women's, men's and children's apparel to the growing group of middle income South African shoppers in the LSM 5 – 8 groups. It targets shoppers seeking products in the smart-casual category. Footwear and accessories complete the range, with cellphones providing a useful additional product line.

The products stocked offer clear value to customers in terms of both quality and price, and are easy to fit into combinations with other apparel on a "dress up or down" basis.

Customers respond to the division's limited but consistent styles of apparel, for which care is taken to provide appropriate displays which highlight the features of the garments offered while avoiding profusion.

The Exact! stores are located in city shopping malls, high streets and rural areas, and provide their customers with a consistent experience wherever they choose to shop.

Review of the year

The Exact! division started to experience tough trading conditions in the second quarter and these conditions went on to prevail throughout the rest of the year. Consumers in the division's target category were negatively affected by the implementation of the National Credit Act in June 2007, which reduced their ability to obtain credit. In addition, several interest rate hikes had a dampening effect on consumer confidence. The result was that turnover for the year grew by 3,6%, with same store sales up by 1,7%. Customers with reduced disposable income bought less than expected in the summer season and it was necessary to take more markdowns than had been planned.

	2004	2005	2006	2007	2008
Markdown value (Rm)	53,9	66,2	84,6	91,0	104,3
% of sales	12,9	13,7	14,6	14,3	15,8

The performance of menswear and footwear was reasonable, with footwear coming off an extremely high base in the previous year. Womenswear performed below expectation as some fashion lines proved to be less popular than had been hoped. This area was subjected to research in an attempt to reach a better understanding of customers' wants and needs.

The response to childrenswear was extremely pleasing, with sales of boyswear growing by 27,2% and girlswear by 15,8%. This is attributed to offering differentiated ranges and the fact that, despite tough economic times, consumers will invest in their children's clothing.

In line with the overall trend in clothing, there was reduced demand for cellular products and this was evidenced by a decline in sales of 0,3%. Cellular products nevertheless made up 17,8% of divisional turnover.

The volume of sales in shopping malls and high streets relative to rural areas continued to increase, confirming that there is a strong trend towards urbanisation.

Sales in the division's two "megastores" namely a larger, multi-level format in Church Street, Pretoria, and in West Street, Durban, were adversely affected by the start of the government workers' strike in June 2007. Despite this, turnover in these stores grew by more than 22% and 24% respectively.

Store windows have proved to be the division's biggest marketing medium, customers being attracted by varied and visually interesting displays of merchandise. Feedback from customers confirms that the attention which is devoted to these displays is recognised in the market as one of its strengths. This is a source of great pride and encouragement to the division.

Exact! continued to support local clothing manufacturing through a strong collaborative effort between its buying teams and the group's in-house design and manufacturing arm, TFGA.

Speed-to-market became a key strategic initiative in the division, as elsewhere in the group, and a number of projects have been initiated to improve stock turns and optimise lead times in the Exact! stores.

The division's personnel development activities in the past year were focused on training programmes for store managers and middle management. Performance measurement, succession planning and talent retention are now firmly entrenched in the culture of Exact!

Exact!'s main corporate social responsibility initiative remains Monkeybiz, a non-profit organisation that employs and empowers more than 450 women who suffer social disadvantages or are HIV-positive, and who hand-make a range of attractive bead products. Exact! continues to subsidise the Monkeybiz soup kitchen, as well as giving support through donations. In addition, Exact! supported the Attie van Wyk School.





Strategy

The foundation of Exact!'s strategy and the six pillars of its business are people, fashion, value, stores, service and profit. These concepts remain firmly embedded in the division's collective thinking and planning. For the year ahead, action plans and success criteria have been developed under each of these headings in order to drive the business forward. All projects will be managed holistically and clearly-communicated common goals will ensure that all departments work synergistically.

After conducting research on the factors which cause people to shop and having made an intense examination of the needs and wants of its target market, Exact! has designed a strategy to attract the fashion-aware customer who seeks value, has multiple roles and has little time to shop.

Ranges of products will remain limited and focused, with an emphasis on fashion at moderate prices. Stylish, easy-to-combine and comfortable garments will be the basis for making Exact! the preferred destination for the target market.

Emphasis will once again be placed on boosting turnover while maintaining a balanced approach to stock control. Further steps will be taken in bringing to fruition the supply chain projects which were initiated last year. In support of local initiatives the division will aim to procure at least 70% of its apparel purchases locally.

A total of ten new stores will be opened and four stores will be relocated and enlarged. This sizeable expansion programme, focusing on sites where mass shopping takes place, indicates the confidence which prevails in the future of the business.

Store statistics	2004	2005	2006	2007	2008
Number of stores	185	170	170	180	182
Closures	1	4	–	1	1
Floor area (m^2)	54 408	46 862	47 855	51 386	52 831

Store statistics	Projection 2009	2010
Number of stores	190	200
Closures	2	1
Floor area (m^2)	56 671	5[illegible]91


exact!

The succession plans that were implemented last year are already showing benefits and will continue to play a key role in developing strength, stability and capacity in the division in the future. There is ongoing emphasis on people development, particularly in store management, through centralised training programmes. The objective remains to provide good careers to people from previously disadvantaged communities.

The division's current corporate responsibility initiatives will again be supported in the next year, and some innovative educational projects will also be launched.

Prospects

The retail sector is expected to be under pressure throughout the year ahead and the division has adjusted its budgets to be in line with predictable consumer spending patterns. The division is also positioning itself to take advantage of the economic upturn as soon as it occurs through unflagging attention to customers' needs and by extending the reach of its stores into areas of high density.





sports division

Martin Mendelsohn

		2008	% change	2007
Turnover (R million)	Sportscene	414,9	7,4	386,3
	Totalsports	645,4	7,7	599,3
	DueSouth	91,1	18,6	76,8
	Total	1 151,4	8,4	1 062,4
Number of stores	Sportscene	90	4,7	86
	Totalsports	112	5,7	106
	DueSouth	19	18,8	16
	Total	221	6,3	208
Floor area (gross m²)	Sportscene	18 497	6,9	17 296
	Totalsports	28 149	8,6	25 925
	DueSouth	6 535	15,9	5 637
	Total	53 181	8,8	48 858
Number of employees		1 681	4,2	1 613

Positioning

The sports division, comprising the Totalsports, Sportscene and DueSouth chains, occupies a leading position in its space in the retail sector. It is well represented in shopping centres, CBDs, high streets, and rural towns throughout southern Africa and has built up a high reputation with the sporting fraternities and other interest groups which make up its target markets. It maintains a policy of clear differentiation between the chains in products, presentation and branding, relying for this differentiation on active product innovation and selection and continuous updating of layout and display in the stores.

Totalsports retains its position as South Africa's premier chain for sportswear and sports equipment. It stocks leading international brands of products to meet the everyday needs of sportsmen and sportswomen, together with complementary fashion products. The chain has well-trained and knowledgeable staff who provide customers with premium-level service in stores where there is a vibrant atmosphere. The main sports and activities for which the chain caters are football, running, fitness and rugby, and customers have a wide choice of contemporary sportswear (including footwear) and equipment.

The Sportscene chain stocks a blend of sports and fashion products directed mainly at youthful and fashion-conscious customers. Initiatives are undertaken outside the stores to keep the chain in touch with its target market. The image it cultivates is that of a fast-paced, urban, street-smart, energised shopping venue.

DueSouth caters for modern, hi-tech, outdoor enthusiasts who enjoy shopping in an environment which stocks a wide range of products that correspond to their lifestyle. The target market comprises adults in the middle to upper income groups. As this is only the fourth year of trading the chain constantly updates its product range in order to cater fully for the market's tastes and to strengthen its market position.

The sports division continues to be recognised by leading international suppliers of sportswear and sports equipment as a key retail distribution channel in South Africa. While the success of these international products is crucial to its continued growth, the division also supports a number of local manufacturers. In-house brands are furthermore used to provide margin flexibility and to enhance growth.



DUESOUTH

BE AN OUTSIDER

Review of the year

Trading conditions in the past year proved to be difficult and obstacle-ridden. The implementation of the National Credit Act (NCA) in June, in combination with higher inflation and rising interest rates, severely dented consumer confidence. Power outages disrupted shopping patterns and reduced the division's ability to provide its normal level of service. Rising fuel costs and a surge in inflation adversely affected expenses, necessitating an increased focus on expense control and efficiencies. In addition, new and aggressive players have entered the retail market for sportswear and sports equipment.

Despite this unfavourable climate the division achieved total turnover growth of 8,4% and same store growth of 3,7%, ensuring that the division maintained its position as a market leader. A total of 17 new stores were opened, including two on a franchised basis at Cape Town International airport, thus positioning the division for growth in the future.

The division's markdown levels have remained well controlled and at acceptable levels.

	2004	2005	2006	2007	2008
Markdown value (Rm)	80,1	92,7	132,0	133,8	160,8
% to sales	12,0	11,5	12,8	11,1	12,3



Throughout the year the division continued to stock and display the latest products available in the market, both in sportswear and equipment. Emphasis was again placed on training programmes for the staff in order to ensure that customers entering the stores will receive technically competent and superior all-round service. In co-operation with suppliers of major ranges of products the division also participated in the launching of new products on to the southern African market. This is a strategic process to attain first-to-market status and reputation.

The division's involvement in the group's supply chain initiative, which is not yet at a final stage, resulted in reduced lead times and enabled its stores to be first-to-market with some new products. Close collaboration with suppliers of products and with the Group Logistics division also led to some reduction in the time which merchandise spends in the group's distribution centres, and a significant proportion of footwear was shipped directly from the factories of manufacture to a distribution centre of the group. This type of innovation results in the elimination of duplicate processing and hence reduces costs.

sports division continued



Totalsports

Totalsports achieved turnover growth of 7,7% for the year, with same store growth of 3,5%. Its expansion policy continued and six new stores were opened and ten stores were refurbished.

Rugby has been added to football, fitness and running as a key sport in the strategy of this chain. This step recognises the growing popularity which rugby enjoys as a mass participation sport in southern Africa, boosted by the Springboks' successes in the most recent World Cup series.

Streamlining was undertaken to remove overlapping and substitutable product lines and add others in order to remain relevant to key sports categories. The objective has been to ensure a clearly-defined offering by sport and gender.

Another innovation was the broadening of the range of Fusion products by the introduction of new core products in apparel, accessories and equipment.

The Totalsports chain also increased its participation in co-operative events with manufacturers and distributors of internationally-branded products in order to reinforce relationships both with these suppliers and with the public, and to raise awareness of the availability of these products in the stores. These relationships and the resulting consumer awareness will be important in the build-up to World Cup 2010 and to the business climate confronting Totalsports in later years.


Totalsports

Because of the growing public enthusiasm for World Cup 2010, the chain has expanded yet further its involvement in grassroots football events, interacting with more than 100 football clubs at various levels. These initiatives with the target market are supplemented by sports clinics for the staff of the chain, so building up the knowledge base and increasing commitment and energy at the store level.

Totalsports is the South African retail football partner of choice for the suppliers of several major ranges of sportswear and sports equipment, and it will use this competitive edge to maximise sales and market penetration.

Sportscene

Competition intensified in South Africa in the past year, particularly as a result of the further advance of international market participants.

The youth fashion market has received increasing recognition internationally as presenting opportunities for suppliers of major brands of sports products. This has led to the arrival of waves of new products. The suppliers have globally intensified their marketing activities and they compete aggressively with each other for retail presence, whether in the increasingly common own-brand stores or in the stores of traditional retailers. They take global initiatives in strategic direction, the ranges of products offered, and promotional activities.

The result in South Africa for retailers such as the Sportscene chain has been increased competition but also the prospect of a growing market.

The Sportscene chain has played a part in this drive of the big international players by participating in the introduction of new products through launch campaigns and other promotional activities, so ensuring that it would be first-to-market and would gain publicity in its own right.

The relentless pace of change in the youth market requires ongoing review of the chain's marketing strategy. This brings about continuing change in the "look and feel" of marketing communication in order to keep it in step with fashion and hence deal effectively with competition.

A more intensive focus on footwear, aimed at enhancing the division's leading position in this product category, has paid dividends. The division's Redbat range continues to expand with the introduction of new items for women and men. The range of accessories under this trademark has been streamlined.

Sportscene opened six new stores during the year and refurbished nine stores, whilst closing two non-performing stores. The franchised store at the Cape Town International Airport was converted to a Totalsports format.

In a year of volatile trading conditions the chain's turnover grew by 7,4%, with same store growth of 3,0%.








sportscene



DueSouth

DueSouth, the newest of the division's chains, continued to gain public awareness and to strengthen its reputation in the outdoor lifestyle market. Growing popularity of the chain's exclusive international ranges, The North Face and Columbia, has helped to enhance its market position. The chain also provides products under the in-house DueSouth trademark, which play an accessible alternative and complementary role.

The product range continues to evolve, and in the past year additional well-recognised internationally-known apparel and footwear, both for women and men, were introduced, together with an enhanced range of accessories and equipment.

Following a review of the chain's stores a programme was started to enhance store presentation through increased lighting and the re-configuration of shopfronts. A visual merchandising initiative was also undertaken to demarcate clearly the lifestyle and performance areas within the stores and to identify the trail-running, mountain-biking, outdoor and exploration categories of products. It is clear that these changes have been welcomed by customers and that they serve to enhance the character and individuality of the DueSouth stores.

DueSouth continues to expand and four new stores were opened in the past year, including a franchised airport store.

Sales growth was encouraging at 18,6%, with same store growth of 7,7%.


SOUTH
WINTER MINUS THE FREEZE

Strategy

All of the chains in the division are given equal opportunities to achieve their best possible performance.

In the Totalsports chain there will be emphasis in the coming year on providing an optimal selection of products in the sports for which it caters, presented to customers in attractive and simple-to-find displays. Intensified focus will be placed on apparel for women and on certain other product lines for which there is at present particularly strong demand.

Totalsports' status in the football sector as a preferred retail partner for major suppliers will provide a strong platform to establish both exclusive and competitive positions for the acquisition and marketing of products. The window of opportunity presented by the World Cup 2010 and the marketing drive of the major sporting suppliers in this regard will allow the chain to progress yet further in building its reputation.

There will be continued interaction with the customer base through targeted local events, promotional initiatives around the introduction of new products, and the division's own national event sponsorships. These are all tools to gain top-of-mind awareness in the marketplace.

In the Sportscene chain, following from the above-mentioned strategy review, there will be ongoing action to keep the chain aligned with its fast-moving target youth market. Emphasis will continue on building strength in the footwear category and in strengthening the chain's position in popular internationally-branded products. There will also be a continued drive to position Redbat as a wanted brand.

DueSouth will retain its existing objectives and its product ranges will be supplemented by new products and new categories of products. Sponsorship of the DueSouth Xterra Multisport event will continue.

The division is participating actively in the group's supply chain initiative with the objective of bringing products into the stores faster and thus improving efficiency and stock turn. Buying decisions can then be made later than in the past, helping the division in its drive to be the first-to-market with newly launched products.

Good expansion opportunities have been identified in several geographical regions and the division intends to open nine Totalsports, eleven Sportscene and six DueSouth stores.

Store statistics	2004	2005	2006	2007	2008*
Totalsports	92	94	97	106	112
Sportscene	70	74	79	86	90
DueSouth	–	9	14	16	19
Total No. of stores	162	177	190	208	221
Closures	3	2	2	–	2
Floor area (m^2)	35 691	40 643	44 221	48 858	53 181

	Projection	
Store statistics	2009*	2010*
Totalsports	121	128
Sportscene	101	106
DueSouth	25	30
Total No. of stores	247	264
Closures	–	–
Floor area (m^2)	60 577	65 347

* Excludes 2 franchise stores at CPT International Airport.

Prospects

Trading conditions are expected to remain difficult in the new financial year as a result of rising interest rates, rising inflation and the continued effects of the NCA. In spite of these conditions the division expects to produce moderate growth, and investment in the business for the future is continuing.





jewellery division

Adrienne Kleinman

Positioning

The Foschini group jewellery division is the leading player in the mass middle market for jewellery and branded accessories. It has attained this position by offering attractive retail environments, extensive product ranges, desirable brands and great service. Measured by number of stores, American Swiss Jewellers is the largest jewellery chain in southern Africa, followed by Sterns. American Swiss and Sterns have each traded successfully for more than 100 years and as a result have built up large and loyal followings in the marketplace. In-house credit accounts for 60% of total sales.

The division strives continually to differentiate the products it stocks in order to offer real choice to customers. The division obtains merchandise from around the world, including products designed and manufactured locally for the southern African market, so ensuring that there is ongoing innovation and trend-setting.

The American Swiss brand is positioned to appeal to the fashion-forward and image-conscious customer, and offers consumers in the growing middle market appropriate products and brands to express their status. The American Swiss brand is highly visible in shopping centres and in the media, making its fashion statements with confidence and flair.

Sterns is a contemporary and classic jeweller, well known to the market for its quality and welcoming service, offering beautiful and meaningful jewellery. The Sterns brand is in the process of being repositioned to be more in line with trends in contemporary merchandise.

Matrix, the division's sunglasses and cellphones chain, caters for the brand-savvy and image-conscious consumer who aspires to designer labels.

		2008	% change	2007
Turnover (R million)	American Swiss	663,4	6,5	622,7
	Matrix	38,8	13,8	34,1
	Sterns	388,5	6,2	365,7
	Total	1 090,7	6,7	1 022,5
Number of stores	American Swiss	187	3,3	181
	Matrix	19	35,7	14
	Sterns	122	0,8	121
	Total	328	3,8	316
Floor area (gross m²)	American Swiss	13 274	3,3	12 850
	Matrix	625	23,0	508
	Sterns	8 620	(0,6)	8 671
	Total	22 519	2,2	22 029
Number of employees	American Swiss	762	2,7	742
	Matrix	59	9,3	54
	Sterns	463	2,2	453
	Total	1 284	2,8	1 249


AMERICAN SWIS

Review of the year

The division's sales growth of 6,7% for the year was lower than the previous year's growth of 16,3%, but nevertheless represents an acceptable result in a year of substantially higher metal prices, higher interest rates, higher inflation and the effects of the implementation of the National Credit Act (NCA). Despite having to contend with these negative factors, the division maintained the markdown to sales percentage for the year below 9%, which it considers to be the optimum level.

	2004	2005	2006	2007	2008
Markdown value (Rm)	83,1	83,8	89,0	96,5	119,4
% to sales	11,5	10,1	9,1	8,6	8,8

Operating profits grew at a rate in excess of the rate of sales growth, thereby improving profitability ratios.

The division had a good start to the year, with impressive double-digit growth during the first months. Because the NCA came into force at a time of interest rate increases, a decline in the rate of growth set in. To contend with this, merchandise purchases were accordingly adjusted. The remainder of the year saw further increases in interest and inflation rates and spiralling growth in commodity prices, particularly metals. The gold price jumped by more than 30% during the year under review and judicious planning on the part of the division's merchants




MATRIX

was again needed in order to ensure that the stores would have a suitable product mix for their customers.

Stock levels were affected by the factors described above and this resulted in a reduction in stock turn to 1,9 from 2,2 last year. Strategies have been devised to push this back to more than 2,0 in the next year.

The division opened 19 new stores in the year under review (American Swiss 8, Sterns 5, Matrix 6), and 7 underperforming stores were closed (American Swiss 2, Sterns 4, Matrix 1).

Average trading densities continue to rise and are running at more than R48 000 per square metre compared to last year's R46 000 per square metre.



Strategy

The new financial year calls for reliance on the strength of each of the American Swiss, Sterns and Matrix brands. All elements of communication, design and service will be aligned accordingly and consistently communicated to our personnel and consumers. American Swiss will maintain its role as a fashion jeweller while adding new brands and differentiated products. Sterns will continue its move to contemporary status while also adding its own new product lines. A new store format for Sterns will be implemented at the beginning of the financial year and will be rolled out to all new stores after feedback and review. Existing stores will receive corresponding treatment over a period. This will complete the repositioning of Sterns as a contemporary brand with consistency between products, advertising and store design. Matrix will be investigating alternative store formats to increase its product roll-out potential.

Customer service is a key differentiator and, in line with the brand focus mentioned above, the division is continuing to improve the training programmes given in stores and at the group's head office in order to ensure that all personnel are aligned with the brand's customer focus and core values.

Supply chain management is a key factor and the division intends to pursue a supplier pipeline that has greater flexibility and shorter lead times than have prevailed in the past. This should result in improved decision-making and operational efficiency.

The division's store location strategy includes the continuous monitoring of performance trends, and where economic factors so dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where the division's stores are under-represented have been identified, and new stores will be opened in prime positions. Great care is taken in ensuring that new stores are appropriately sized. A measured view of expansion is taken, in line with the core strategy of seeking long-term growth in sales and profit.

Store statistics	2004	2005	2006	2007	2008
American Swiss	175	175	179	181	187
Sterns	114	115	115	121	122
Matrix	9	12	14	14	19
Total No. of stores	298	302	308	316	328
Closures	15	6	3	4	7
Floor area (m²)	21 123	21 189	21 580	22 029	22 519

Store statistics	Projection 2009	Projection 2010
American Swiss	197	205
Sterns	134	143
Matrix	24	29
Total No. of stores	355	377
Closures	3	3
Floor area (m²)	23 859	24 899





Prospects

Despite the current economic slowdown, the division expects that growth in the middle market in southern Africa will continue for the foreseeable future. The Foschini group jewellery division is well positioned to take advantage of this growth, considering the brand awareness, loyalty and trust that already exist among consumers.

These factors, combined with training to align personnel and brand values, will further ensure that a customer-centric culture is entrenched within each of the brands. With this in prospect, the division is confident that it can continue to strengthen and grow.



@home

Howard Godfrey



	2008	% change	2007
Turnover (R million)	458,0	11,1	412,4
Number of stores	61	19,6	51
Floor area (gross m²)	23 679	8,1	21 906
Number of employees	756	(10,8)	848

Positioning

This division has two store formats. The first and older comprises @home stores, which have since the launch of the division in 2001 successfully sold a wide range of homeware. The second is the more recently developed @homelivingspace category, which sells contemporary furniture and larger décor items for the home, as well as the full @home offering.

Despite having only been launched in 2006, @homelivingspace has been well received in the marketplace and is already making a useful contribution to profitability.

The division targets the middle to upper segment of the market in the form of the LSM 8 – 10 group.

There were 61 stores at the year-end, located in leading retail malls in the major urban centres of the country.

Review of the year

Ten new stores were opened in the year under review in keeping with the division's long-term roll-out programme. Of the new stores, nine are @home stores in Johannesburg, Pretoria, Cape Town and Durban. The tenth is an @homelivingspace store of 2 000 square metres in Loch Logan, Bloemfontein, and is only the third @homelivingspace store to be opened in South Africa. A fourth opened in Port Elizabeth during May 2008.

In January 2008 the division opened its first overseas stores, one in Dubai and the other in Bahrain. This represents a joint venture on a franchise basis between the group and a Dubai-based company, the Al Tayer Group LLC. The performance of these pioneering stores in their first few months of operations has been ahead of expectations.

This is the division's first foray outside South Africa and represents a milestone in its development. If it lives up to the promise embodied in its first few months of operations some other opportunities on the horizon may be pursued.

The homeware market has, in common with other consumer goods markets in South Africa, felt the pinch of the slow-down in consumers' spending that has resulted from rising interest rates and rising inflation and the generally tightened economic conditions that prevailed in the latter part of the year under review. Despite this, total turnover for the division rose by 11,1% although same store turnover remained flat. In the



@home THE HOMEWARE STORE @homelivingspace THE HOMEWARE STORE


@home
THE HOMEWARE STORE

present phase of its existence the chain is at the point where new stores in the chain are being opened in relatively close proximity to older stores, drawing away some trade from established customers. This is likely to be only a temporary levelling process pending the build-up of independent customer and turnover bases.

As is shown in the table below, markdown was somewhat higher than in the preceding years, but it remains under 10% of sales and is considered to be acceptable for a moderately difficult trading year.

	2004	2005	2006	2007	2008
Markdown value (Rm)	16,5	16,0	27,1	39,3	47,3
% to sales	8,0	5,6	7,5	8,3	9,0

The division's trading density for the year amounted to an acceptable R22 290 per square metre.

@home continued

Strategy

Plans for the coming year include the roll-out of another eleven stores in South Africa, of which four will be @homelivingspace stores and seven @home stores. The Sandton store will be revamped and enlarged, and revamps will also take place at the V&A Waterfront and Canal Walk stores in the Western Cape. These are among the division's prime locations. The revamps will include the addition of a décor element.

The slowdown in the economy presents a challenge for the division to excel in bringing desirable ranges of high-quality and well-priced merchandise to its customers. In-store, the division's operations teams will remain focused on rendering superior customer service.

In the United Arab Emirates the @home franchised stores will be supplemented by the opening of a further three outlets, bringing the number in this zone to five. This will give a meaningful boost to the division's drive into new territory.






@homelivingspace
VIP

Prospects

The division remains focused on retaining its margins and profitability and tight control of expenses will be essential.

Unabated efforts are being made to find suitable trading sites to meet growth requirements for both @home and @homelivingspace stores.

Despite the current economic downturn, the further roll-out of both @home and @homelivingspace stores will underpin this division's performance in the future.



Store statistics	2004	2005	2006	2007	2008*
@home	24	34	39	49	58
@homelivingspace	–	–	2	2	3
Total No. of stores	24	34	41	51	61
Closures	–	–	–	–	–
Floor area (m²)	10 001	13 405	18 624	21 906	23 679

Store statistics	Projection 2009*	2010*
@home	65	70
@homelivingspace	7	10
Total No. of stores	72	80
Closures	–	–
Floor area (m²)	35 000	43 500

* Excludes franchise stores.

TFG apparel supply company

Selwyn Eagle

Positioning

TFG Apparel Supply Company (TFGA) is a strategic supplier of apparel and accessories to the group's trading divisions, its primary function being to manage the supply of locally made apparel. It has no factories of its own but works closely with several local cut, make and trim (CMT) contractors with whom the group has long-standing relationsnips. It operates a full design studio for womenswear and childrenswear, and a facility for pre-production and production.

The division also co-ordinates the group's activities in the fields of merchandise sourcing, shipping and quality assurance.

Further details of the sourcing and shipping operations are mentioned below in this report.

The division's quality assurance unit provides a technical service to the group's apparel trading divisions, to the homeware division and to TFGA itself. Quality standards and processes are continually reviewed in order to ensure that product quality is world-class and that local and international best practices are adopted.

TFGA's in-house textile testing laboratory provides a testing service of international standard to TFGA and other divisions of the group and to the group's outside supply base.

Review of the year

The quota system introduced by the Department of Trade and Industry, setting limits on the quantity of fabric and finished apparel which can be imported from China, has been in place for more than a year. One of its consequences, acutely felt in the past year, has been an inability on the part of local apparel manufacturers to obtain the types and quantities of fabric which are needed for some of the products desired by retailers. Thus negative effects have been felt throughout the supply chain, with a particularly strong blow to the CMT base.

The TFGA division and other traders in similar positions have therefore found it necessary to attempt to find alternative sources of supply from regions other than China. While these new supply possibilities have been explored, the local manufacturing capability, and particularly the CMT sector, has been greatly weakened, and TFGA has had to make strenuous efforts to assist its cluster of CMT contractors to stay in business.

Meanwhile China itself can no longer be looked upon as the prolific and reliable exporter which it has been until recently. This is the result of a number of internal factors including the appreciation of China's currency against the US Dollar and some other currencies (including the Rand), rising worker remuneration and social upliftment, increased internal demand, environmental issues, reductions in export rebates and logistical issues in the run-up to the Olympic Games. The change in China's status as an exporter reinforces the group's need to have a wider network of sources of apparel, fabric and other products.

Through these more difficult times TFGA has continued to support its local CMT base, as well as encouraging the creation and implementation of transparent and collaborative partnerships with certain other suppliers. Greater consolidation within the CMT and textile base would stand the group in good stead for the future.

The shipping department continued to run efficiently and to add value to the procurement process by which the group's trading divisions receive stocks of merchandise. The external clearing and forwarding agencies used by the division have once again given outstanding service.





Strategy

The group's supply chain initiative, mentioned elsewhere in this annual report and outlined in the report of the previous year, has taken on added momentum. The aim of this initiative is to bring about improvements throughout the supply chain by a series of measures which amount to vertical streamlining. Among the benefits of the initiative will be improvements in stock turns, reliability, processes, compliance and other areas of the group's activities.

TFGA's main suppliers have supported a broad-based black economic empowerment (BBBEE) supplier development project that has been worked out by the group's sub-committee on BBBEE procurement and enterprise development.

A drive is under way to up-skill and provide career enhancement for the division's staff complement. The division continued with its leadership academy, which over the years has given staff members an opportunity to grow and progress within the group.

Prospects

TFGA will continue to advance the supply chain initiative in the forthcoming period. The positive outcomes of this should enhance the group's capabilities for the future with emphasis on shorter lead times, guaranteed quality, enhanced reliability and the reduction of waste within the supply chain. All this should contribute to more reliable delivery and improved stock turns for the trading divisions.

Foschini group financial services

Peter Meiring

Positioning

The group's financial services division consists of two independent businesses:

- FG Financial Services manages the group's in-store credit card programme that consists of 14 different card formats. Included in this division's responsibilities are the group's Club, insurance products, cellular phone operations and customer relationship management.
- RCS Group provides a range of broader financial services to customers of the group and to customers of unrelated retailers. At present the financial products provided comprise RCS Personal Loans, RCS Cards, RCS Private Label Cards and RCS Home Loans. Standard Bank holds a 45% interest in this business. The RCS Group's divisional report is found elsewhere in this document.

The positions of these businesses in the group structure are represented graphically below.

FG Financial Services

Review of the year

The past year has seen tremendous changes to the credit landscape. In June 2007 the National Credit Act (NCA) became effective, and it has had a significant impact on the way credit is advanced to customers.

The group chose to convert its entire base to operate under the framework and regulations of the NCA. Correspondence to this effect was sent out prior to 1 June 2007. This enabled the division to have a single standard for dealing with all customers and also afforded customers the protection that the NCA offers.

In the same process customers were evaluated in terms of their credit facilities and in some instances these facilities were increased, although customers had no access to this increased facility until their risk profile enabled the division to release the increased amounts.

During a period of several months preceding 1 June 2007 many players in the industry made substantial amounts of credit available to customers. This had the effect of boosting trade for these entities over this period, but some consequences are currently finding their way into the bad debt numbers. The approach adopted by the division was prudent and certainly its bad debt experience appears to have been better than that of the peer group.

The advent of the NCA had a negative impact on customers who wanted credit but did not qualify for it. The NCA affordability test resulted in a further 6,7% of credit applications being rejected in the division's system.

The year also saw four interest rate increases and the repo rate consequently moved from 9,0% to 11,0%. This, coupled with inflation in the cost of food and fuel, has placed a heavy burden on many customers. High levels of indebtedness continue to be seen.

An examination of the payment behaviour of customers seems to indicate that whilst their collective behaviour scores at the bureaux are deteriorating, the same customers have stable behaviour scores with the group. This fact supports the conclusion that the division's debt management practices are yielding good results.


FOSCHINI GROUP
100% Holding
55% Holding
INTERNAL
EXTERNAL
Club
Insurance
One2One
Store Cards
General Purpose Card
Private Label Card
Personal Loans
Home Loans
60% Holding
Effective Intelligence

* The Standard Bank of South Africa Limited (SBSA) has a minority share in this division.







Concerted efforts have been applied to prevent a build-up of arrears in the debtors' book. During the course of the year, in anticipation of increased defaults, the division added capacity to its collections department by increasing the number of collectors and also applying dialer optimisation features. A great deal of emphasis was also placed on early-stage default, with good results. Strategies within our debtors' decisioning system, TRIAD have been optimised to ensure that the division is effective in this area.

At the year-end arrears were up by only 0,3% on the previous year. Current trends suggest that the division's recent efforts are paying off and the book continues to remain in a healthy contractual state.

Net bad debt grew by 15,7% compared to overall net receivable growth of 8,0%.

	2008 Rm	% change	2007 Rm
Interest income	385,5	28,8	299,3
Other income	144,0	69,0	85,2
	529,5	37,7	384,5
Net bad debt	(217,2)	15,7	(187,8)**
Credit costs	(165,2)	11,6	(148,0)
Profit before tax	147,1	202,1	48,7**

** Restated to exclude R19,8 million abnormal sale of written off accounts.

Interest income

The Foschini Interest Rate, which is applied to customer accounts, was kept below the maximum usury rate, and hence well below the maximum permitted under the NCA, despite the fact that customers are operating in accordance with the NCA. During the course of the next year an examination of risk-based pricing will take place and it is likely that there will be a move to differential interest rates, giving a slightly better rate to those customers whose payment performance has been correct and on time.



Other income

Insurance

Profit in this area grew by 46,4%, aided by some non-recurring items. By the year-end two additional insurance products had been developed and have been offered to the customer base since 1 April 2008. These products have been well received and will generate positive results.

Club

The Club grants a range of benefits for subscribers who are holders of the group's credit cards or those of the RCS Group.

These benefits include:

- automatic death insurance;
- account balances protection;
- medical and legal helpline;
- qualification in the monthly R300 000 draw;
- discounts at several retailers;
- promotional item discounts;
- bursaries to the value of R2 million per annum; and
- a monthly magazine with topics of interest.

Currently there are more than 910 000 paying subscribers of the Club and 85 000 of the SuperClub.

The division's relationship with Safika Highbury Communications has led to a step-up in the quality and content of the Club's magazine and a very good response has been recorded from customers when surveyed about the magazine.

Following from a point made in last year's report about other niche Club offerings, a new Sports Club together with an associated magazine will shortly be launched and initial consumer research indicates that a strongly positive response to this initiative will be forthcoming.

Profit from this area grew by 49,2%.

Cellular

Under the economic pressure that prevailed, cellular sales lost momentum and turnover rose by a modest 1,8%. The group's exclusive arrangement with MTN continued. The product range is being continually reviewed and all procurement is now overseen by the division.

ONE2ONE

One2One was established in the 2007 year with its first product being the One2One Top-up Airtime Deal. This product grew in the past year and has clearly found a niche in the market. It is a discounted airtime offer sold through telemarketing and provides the convenience of an airtime contract linked to a group credit card. The rates to customers are better than those for standard prepaid airtime and the customer also benefits from a significant discount to conventional retail pricing.

Revenues grew by 188,8% for the year. There are expectations that still greater market penetration can be achieved by means of better customer selection, with a strong contribution to the division's profits.

Net bad debt

In the collection process the division's focus has continued to be on the earlier stages of default. This approach, coupled with the division's hybrid contractual/recency collections policy, has seen collections continue to stay within acceptable ranges. Behavioural scores were evaluated during the year to ensure that they rank-order accounts correctly according to value and risk. The division's scorecards were found to be highly predictive when measured against industry standard scorecards.

Write-off policy on bad debt remained consistent with the previous year. Non-performing accounts, defined as accounts whose payment profile scores and recency fall below fixed criteria, are written off monthly.

New applicant fraud

The forensic unit of the division had a very busy year, with high volumes of fraudulent applications being encountered. ID theft and impersonation have been exploited by crime syndicates. Database analysis tools used by the division have allowed it to keep the incidence of fraudulent applications below an internally recognised threshold of 3%. All new accounts continue to be passed through fraud profiling scorecards and database tests, with exceptions being referred to forensic underwriters.

Provisions

The division continues to use the Markov model to identify inherent risk within its database. Markov relies on 12-month default roll rates and predicts which accounts are likely to proceed to write-off. This information is used to create a provision for doubtful debts. In the past year the Markov model required a R25,9 million charge to the income statement as against R29,0 million last year. The doubtful debt provision now stands at R220,7 million, which represents 8,4% of the closing book compared to 8,0% of the closing book in the previous year.

Net bad debt to credit transactions increased to 3,5% from the previous year's 3,0%**. Net bad debt write-off to debtors increased to 8,3% from the previous year's 7,4%**.

Key debtor statistics	2008	2007
Number of active accounts ('000)	2 165	2 163
Credit sales as a % of total retail sales	63,6	66,7
Net debtors' book (Rm)	2 414,9	2 235,2
Arrear debtors % to debtors' book	25,1	25,0
Net bad debt write-off* as a % of credit transactions	3,5	3,0**
Net bad debt write-off* as a % of debtors' book	8,3	7,4**
Doubtful debt provision as a % of debtors' book	8,4	8,0
% able to purchase	82,0	82,1

* Including VAT, excluding movement in provision.

** Restated to exclude R19,8 million abnormal sale of written off accounts.

Credit costs

Credit costs increased by 11,6% in the year. The factors influencing this increase were an investment in systems to contend with the NCA, as well as marketing expenses related to invitational mailings.

Strategy

A good level of success has been achieved in providing value-added products to customers. Having done this, the division, like other retailers, now faces the challenge of achieving growth in its customer base.

The response to this challenge lies to a great extent in optimal use of the group's national presence and the number of different offerings across the group. It will also be necessary to increase product cross-shopping across the various chains within the group, and with this in mind a customer relationship management programme has been initiated. This will be headed by a senior executive transferred from a trading division. By exploiting the analysis capabilities which have been built up in the analytics unit of the division, the team headed by this executive will be able to seek out opportunities to increase the customer base and increase the group's share of customers' wallets while satisfying customers that they are receiving added value by shopping at the group's chains. Some products that can be sold on a direct basis are also being investigated.

In the past year a sizeable proportion of customers indicated a preference for repaying their accounts over extended periods. They will now be accommodated by the group's introduction of a 12-month plan as a default option (although a 6-month facility can still be chosen by both existing and new credit customers). During the course of the next year customers will have the option of moving to the full 12-month facility. This exercise will bring relief to some customers in that they can lower the amounts of their instalments, while others can raise the total of their purchases while still paying the same monthly instalments. This should have a stimulatory effect on sales throughout the group.

Prospects

Despite the present economic downturn and some negative sentiment in the market, the division's objectives will be the continued efficient management of debtors and the achievement of growth in the customer base. If these objectives can be attained they will provide a meaningful contribution to the group's overall performance.



Karl Westvig

The RCS Group

The RCS Group is a majority-owned but operationally independent division which provides a broad range of financial services to customers of the Foschini group and also to customers of unrelated retailers.

The RCS Group consists of three separate business units named Transactional Finance, Fixed Term Finance and Other Investments.

The Transactional Finance unit is a card business made up of two sub-units, one providing a general-purpose credit card known as the RCS Card, and the other sub-unit being concerned with private label card programmes.

The Fixed Term Finance unit also comprises two sub-units, known as RCS Personal Loans and RCS Home Loans.

The Other Investments unit is at this stage limited to holding 60% of the shares in Effective Intelligence (Pty) Limited, a data intelligence company.

Whilst there is a degree of commonality in systems and some sharing of operational resources, the business units are functionally separate and have their own fields of operation, management teams, budgets and profit models. The decision to differentiate the businesses was taken at the establishment of this division in 1999 in order to ensure that the Foschini group's focus on its traditional trading activities was not lost, and that all profits and costs associated with this division were clearly ring-fenced.


RCS
give yourself

Review of the year

The weakening economic conditions which prevailed in the second half of the past year took their toll on the RCS Group and the outcome was a decline of 19,7% in profit before tax.

Factors leading to this decline were:

- an over-generous supply of consumer credit by many credit suppliers in a period preceding the implementation of the National Credit Act (NCA) on 1 June 2007 – what has become known as the pre-NCA Gold Rush;
- a significant pull-back in credit purchases after 1 June 2007 coupled with generally unfavourable market conditions;
- the removal by the NCA of artificial regulatory barriers, resulting in credit market convergence and margin-shaving by credit suppliers under heavily competitive conditions;
- the effect of rising inflation on consumers' budgets for living expenses;
- interest rate increases of 4,5% over the previous two years, eroding customers' spending power and squeezing product margins;
- a significant worsening in patterns of payment by credit customers across the whole market; and
- increased collection costs to combat payment defaults stemming from some of the factors mentioned above.

Despite the setbacks it inflicted, the past year opened up various opportunities for the RCS Group to diversify its operations and make significant investments in infrastructure. Major investments were made in:

- personnel for the management team, both executive and operational;
- premises leased to allow the division to consolidate its operations at a single location;
- data warehouse and business intelligence systems; and
- strategic investments in the form of the acquisition of Effective Intelligence (Pty) Limited.

During the year the RCS Group moved further towards its goal of becoming a fully-fledged South African consumer finance business by expanding its product range, improving its solid business platform and enhancing its infrastructure.

Transactional Finance

The RCS Cards unit has undergone spectacular growth as a result of changes made to its business model in 2006 which led to greater support by merchants. The general-purpose RCS Card is now accepted in the businesses of more than 7 500 merchants nationally across various industries. Thus the unit's cardholders have better utility than before.

The Private Label Cards unit, which continues to be a strategic growth business, again grew the number of customers and turnover in the Queenspark portfolio above expectations. The credit operations of Massdiscounters (MDD), which were acquired in the course of the year, will be a significant addition to the private label card operations. The acquisition is awaiting final approval from the competition authorities.

Transactional Finance	2008 Rm	% change	2007 Rm
Interest income	348,8	46,6	238,0
Interest expense	(79,4)	80,0	(44,1)
Other income	140,5	77,3	79,1
Total income	409,9	50,0	273,0
Net bad debt	(169,4)	162,0	(64,7)
Credit costs	(140,1)	45,6	(96,2)
Profit before tax and minorities	100,4	(10.5)	112,1

Transactional Finance – Key debtor statistics	2008	2007
Number of active accounts ('000)	435	366
Net debtors' book (Rm)	1 068,3	826,7
Arrear debtors % to debtors	29,1	20,3
Net bad debt write-off as a % of credit transactions	9,3	3,5
Net bad debt write-off as a % of debtors' book	11,2	4,4
Doubtful debt provision as a % of debtors' book	10,7	7,6
Applicants granted credit (%)	44,5	47,9


RCS
credit

Review of the year

Merchant turnover through our cards in the past year was R1,36 billion (2007: R1,14 billion). In the current market this is a significant achievement.

The introduction of a single-format card with lower merchant commission rates in August 2005 has had an extremely positive impact on merchant acceptance and consequently on turnover through the card. The wider acceptance has also lifted the number of new accounts, the active base rising to 435 000 (2007: 366 000). The RCS Card continues to make inroads into the broader card market.

Revenue growth was strongly positive as a result of better product pricing, robust book growth over a three-year period and increased credit turnover.

Net bad debt cost increased significantly as a result of the lagged effect of strong book growth since 2005. Arrear debtors have increased to 29,1% (2007: 20,3%) of the portfolio. This reflects the effect of adverse market conditions and the continuing upward trends in interest rates and levels of indebtedness, with the excessive credit granted by some lenders before the implementation of the NCA also playing a role. This increased risk has been covered in the increased provision made on the portfolio. It is, however, expected that debtor statistics will normalise in the next year.

Credit costs have been contained at less than revenue growth. Increased costs arose mainly from collection costs and from investment in key skills and infrastructure. Further investments in skills and infrastructure are still being made to enable the unit to provide superior service to its merchants and customers.

Tight control was exercised on direct costs under the unit's control and as a result the cost-to-income ratio decreased to 34,1% (2007: 35,2%).

Prospects

Credit turnover is expected to rise despite current tough trading conditions. This should lead to continued healthy book and revenue growth. Although bad debt growth can be expected to remain high during the coming year, rising revenue coupled with strong cost control should result in satisfactory performance in the future.

The unit is well positioned to utilise new channels and to add to existing private label programmes. The business model fundamentals are therefore in place to provide sustainable profit growth over the longer term.

Fixed Term Finance

This unit provides personal loans to customers of the Foschini group and to others. Customers are attracted by the convenience and simplicity of the RCS personal loan offer, with a large part of the process being handled telephonically. The high level of repeat loans attests to the appeal of the loan model.

The selection criteria for loan applicants remain strict, whilst response modelling has been improved. The unit's challenge in the next year, when tough trading conditions are again expected, will be to balance volume growth with product profitability and credit risk.

Fixed Term Finance	2008 Rm	% change	2007 Rm
Interest income	316,6	(5,9)	336,5
Interest expense	(38,3)	(8,2)	(41,7)
Other income	92,5	22,4	75,5
Total income	370,8	0,1	370,3
Net bad debt	(84,3)	24,5	(67,7)
Credit costs	(117,3)	27,5	(92,0)
Profit before tax and minorities	169,2	(19,7)	210,6

Fixed Term Finance – Key debtor statistics	2008	2007
Number of active accounts ('000)	155	204
Net debtors' book (Rm)	716,2	866,5
Arrear debtors % to debtors	14,3	8,6
Net bad debt write-off as a % of debtors' book	14,3	3,3
Doubtful debt provision as a % of debtors' book	10,9	8,7

Review of the year

RCS Personal Loans' profit before tax has been hampered by higher bad debt provisions, increased bad debt write-offs and pressures on product margin stemming from increased cost of borrowings and higher collection costs.

Net interest revenue declined as a consequence of the smaller debtors' book and increased borrowing costs. Interest hedging mitigated some of the higher borrowing costs. Other income increased as a result of some pricing adjustments to fees after the implementation of the NCA.

Arrear debtors increased to 14,3% (2007: 8,6%) of the portfolio. The factors which affected this unit's bad debt position are similar to those experienced in the Transactional Finance unit referred to above. The increased risk of default has resulted in increased amounts for bad debt provisions and write-offs.

Credit costs increased by 27,5% mainly as a result of higher collection costs and the unit's investment in key skills and infrastructure. Tight control was exercised on direct costs under the unit's control. As a result, the cost-to-income ratio remains acceptable at 31,6% (2007: 24,8%) when taking into account the lack of book growth and the significant investments made during the past year.

All key debtor statistics were affected by the lower debtors' book, the reduction in its size resulting mainly from lower credit advances after the implementation of the NCA. Taking into account the lower levels of advances and debtors' book growth the rise in key debtor ratios remains in line with current market trends.

Prospects

The Fixed Term Finance unit remains a profitable business with significant growth opportunities. Before the implementation of the NCA the fixed-term loan offer was capped at R10 000 in amount and 36 months in duration. By utilising some of the post-NCA opportunities and after conducting extensive market research, the unit launched a new personal loan product during the last quarter of the 2008 year. Some of its features are:

- a longer term (capped at 60 months);
- a higher amount (loans in excess of R10 000); and
- flexible risk-based pricing to compete in wider market segments.

This product should allow the unit to increase credit advances and grow the debtors' book in the next year. High levels of recoveries are also expected because of write-offs in the past, an improvement in the arrears position in the coming year and a better risk mix among customers for the new product.

This will have a positive impact on the new year.

New Ventures

The RCS Group made an acquisition of 60% of the shareholding in Effective Intelligence, a data intelligence company. Although this acquisition was strategic in nature, its profits, whilst not material for the group, exceeded expectations.


RCS

group finance and administration

The Group Finance and Administration division is a centralised service division that provides support to the other divisions in the group. The division's functions cover the following areas of responsibility:

Financial accounting and corporate reporting

This department is responsible for:

- the collating and production of the group's interim and annual financial statements;
- corporate communications and shareholder reporting;
- ensuring compliance with all required accounting standards and statutory requirements; and
- liaison with the external auditors.

Management accounting

Management accounting comprises:

- control of the group's financial accounting systems and internal controls;
- co-ordination and consolidation of all the group's financial planning, including annual budgets and quarterly re-projections;
- divisional financial reporting to enable accurate management decision-making; and
- all operational financial reporting at store, area, regional and divisional level.

General finance and administration

General finance and administration comprises:

- processing and payment of all merchandise costs, expenses and rental transactions;
- ensuring that all stores deposit the correct amounts daily; and
- administration of store and head office inventory and claims.

The maintenance and development of the SAP financial system is included in the division's responsibilities. The division intends to continue to investigate the use of other modules within SAP in order to obtain the full benefits of the integration capabilities of the system.

Treasury

This department is responsible for managing the group's foreign exchange and funding policies. The department ensures that the group's funding needs are provided for with adequate credit lines and appropriate financial instruments at the lowest cost, and that daily cash management is optimised. Investments and interest rate risk are managed in consultation with the Financial Director within the parameters laid down by the board. The department, in conjunction with the Taxation department, assists with various commercial initiatives that affect the group.

Taxation

This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current and pending legislation.

Secretarial and administration

This department is responsible for:

- maintenance of the group's statutory records;
- administration of the Foschini Group Retirement Fund;
- administration of the group's trademarks;
- administration relating to the preparation and signing of the group's store leases;
- the group's compliance function; and
- provision of legal assistance and advice to other divisions of the group.

Risk management

The risk management department is responsible for the following functions:

- managing and controlling the risk management process, as defined by the risk committee and as required by the Code of Corporate Practices and Conduct;
- obtaining and maintaining appropriate insurance for the group;



- the administration of all group insurance claims and the compilation of comprehensive loss statistics;
- control over the group business continuity planning process; and
- facilitation of inter-divisional store security meetings, as well as the hosting of similar informal meetings with other retailers to allow cross-pollination of loss prevention information and strategies.

A detailed risk analysis is contained in the corporate governance report.

Non-merchandise procurement

The group procurement process ensures that best practice is followed in all areas of the purchasing process throughout the group. Quarterly procurement reports are made to the procurement committee, comprising three members of the operating board and two senior managers. In addition, the procurement manager ensures that the BBBEE procurement strategy as defined by the transformation committee is implemented. Further details of initiatives in this regard are contained in the sustainability report.



group audit services

The Group Audit Services (GAS) division's primary responsibility is to support the group's commitment to strong corporate governance and sound internal control. While management is responsible for the development, implementation and monitoring of effective control systems, GAS assists management in fulfilling this commitment. This is done by evaluating the adequacy and effectiveness of controls to support management in its pursuit of sustainable achievement of business objectives. Its scope includes the appraisal of performance measures, the reliability of management information, operational controls and the safeguarding of assets.

An internal audit charter, approved by the audit committee of the board, determines the scope and mission of GAS' activities. The charter conforms to the International Standards for the Professional Practice of Internal Auditing as defined by the Institute of Internal Auditors (IIA).

Although GAS is responsible to the Financial Director for administrative matters, GAS reports to the audit committee.

The 17 staff members of GAS are responsible for the audits of all group operations.



Head office and information system

The head office and information system (IS) audit teams co-operate closely to provide internal audit services for the group's head office operations. This includes financial areas, such as accounts payable and the large credit operations, as well as non-financial areas, including shopfitting, risk management and distribution centres.

In addition, the IS audit team conducts technical reviews covering Foschinidata areas such as database administration and networks.

The audit teams make extensive use of technology such as automated scanning and data interrogation tools to improve assurance reporting to management. In addition, auditors often become involved when new computer systems are developed in order to ensure that cost-effective controls are considered at both the system design stage (prior to implementation) and during system implementation. In this way the risk of business interruption is reduced.

Store audits

Current store audit coverage is between 15% and 20% of group stores per year (approximately 25% of all stores' turnover), but maximum leverage is obtained by ensuring that at least 85% of all the area managers experience a minimum of one audit every year. The audited store's administrative performance can then be benchmarked against that of other stores in the same trading division.

The store audit team has developed a scoring system that enables management to evaluate the administrative health of stores both within and across trading divisions. Given the geographic spread of stores, as far afield as Namibia and Botswana, the planning of visits is crucial in ensuring that the planned coverage is met. The experience and professionalism of the store auditors has contributed significantly to the success of the store audit team.

Control workshops for field and store management are held regularly.

Goals

GAS is committed to providing quality internal audit services at a competitive cost. This is done by measuring and monitoring audit productivity and other performance factors, and keeping abreast of international trends. The IT audit team recently completed the configuration of a standalone facility to support the testing of sophisticated audit tools in a controlled environment.

Divisional projects to increase the automation of audit processes by implementing an electronic working papers (EWP) system and to provide internal auditors with a mobile work environment are well advanced. Implementation of the EWP software for the head office audit teams has been completed and phased implementation for store audits will commence during 2009.



Brent Curry

foschinidata

Foschinidata, the division responsible for the group's in-house information and communication technology (ICT) services, experienced a high level of activity during the past year. Planned future activity will be equally intense, bearing testimony to the group's continuing reliance on this technology (ICT) and to the benefits it offers to the retail industry.

The division has developed an ICT delivery model which allows the group to undertake large and technically challenging projects on time and within budget. This model was put to full use in the past year in an ongoing drive to improve operational efficiencies and reduce costs.

Key initiatives successfully achieved during the past year included the following:

- replacement of the group's sales audit system with the Windows Biztalk system;
- introduction on a pilot basis of an electronic time and attendance system for the group's stores;
- development of an electronic funds transfer (EFT) system which is integrated at store level with the group's point-of-sale (POS) system;
- implementation of a system known as "Size Scaling by Intellect" to the retail apparel divisions (so that the correct sizes and quantities of garments can be determined for delivery to stores in accordance with their history of sales); and
- the roll-out of an electronic style card system to the retail divisions.

Total capital expenditure of the ICT division for the year amounted to R59 million. Operating expenses were R184 million, representing 2,3% of sales. Budgeted operating expenses for the next year are broadly in line with those of the past year and capital expenditure will grow by 20%.

Key initiatives for the 2009 year include:

- commencement of roll-out of the time and attendance system to all the group's stores;
- commencement of the EFT system in all the group's stores;
- upgrading of the @home division's merchandise and planning systems;
- upgrading of the group's data storage and data back-up technologies;
- commencement of a three-year process to replace the existing warehouse management system in the group's distribution centres with a system known as Manhattan;
- implementation of an advanced security and Intrusion prevention system on the group's networks;
- commencement of a business user data mining and business intelligence (BI) initiative (which provides a central repository of business data for analysis and interrogation at different levels by the use of open-source tools);
- continuation of a server consolidation and virtualisation programme designed to improve operational efficiencies, reduce infrastructure costs and reduce the carbon footprint of the ICT infrastructure, and hence align it with the group's "Environment Green" initiative; and
- developing and enhancing various credit systems to cater for new financial products.

With governance objectives in view, a number of exercises were conducted to test the disaster recovery plans on which the group relies for business continuity.



group logistics

Structure and functions

The Group Logistics division is responsible for managing stock received from suppliers and for distributing it to stores efficiently and on time.

The group has eight distribution centres (DCs) based near the head office in Cape Town. From them takes place the group's entire stock distribution function, including receiving, storage, picking, packing and despatching.

The DCs together with the divisions or operations they serve are as follows:

- Tygerberg DC: Foschini, Donna-claire, Fashionexpress footwear, @home and returned goods;
- @homelivingspace DC: a new site for furniture;
- Ndabeni DC: Exact!, Markham and Style Accumulation (comprising certain partly-completed orders);
- Sports DC: Totalsports, Sportscene and DueSouth;
- Foschini DC: Foschini, Donna-claire and Fashionexpress apparel;
- Jewellery DC: American Swiss, Sterns, Matrix and Foschini Jewellery;
- Cloth Store: Fabric for local production of apparel; and
- Shopfitting DC: Shopfitting stock for the group.



Review of the year

In the past year the DCs handled 44,0 million units (i.e. individual items of stock), reflecting a drop of 0,5% in unit volumes from the previous year.

The cost per unit to process stock through the DCs was 4,6% higher than last year, which was well below the CPIX rate notwithstanding significant increases in diesel fuel prices. Without the fuel price increases the cost per unit would have remained at last year's figure. This reflects a substantial improvement in productivity.

Productivity figures in the form of cost per unit and units per man-hour are closely measured and benchmarked against corresponding figures of the world's leading retailers.

The cost of logistics as a percentage of group turnover was 1,55%, representing a slight improvement on the 1,57% achieved in the previous year. This figure includes depreciation, industrial engineering, management costs, labour, packaging and outbound transport.

The materials handling improvement programme was completed by the installation of the final RapidPac materials handling system. This equipment was acquired to provide better efficiency in the handling of flow-through products. The DCs that support replenishment continue to operate by the use of radio frequency devices, which have greater flexibility.

With the aim of improving stock turn, the division will in the next year make a start on replacing Nautilus, the current warehouse management software, with Manhattan, which is the leading software in this field. The change-over will be implemented throughout the DCs over the next three to four years. There will be a simultaneous critical review of business processes in order to maximise supply chain effectiveness. This replacement will be important in supporting the group's supply chain initiative which is referred to below.

During the year the division put out to tender the outbound transport business, with the result that new contracts were signed with HRP, RAM and Grindrod Logistics (Boltt).

The major risk associated with the DCs is fire. Fire-fighting training, maintenance of fire-fighting equipment, atmospheric detection and inter-rack sprinkler systems mitigate the risk of fire or at least of extensive fire damage, and close attention was again given to these issues.



Generators have been provided at all the DCs in order to avoid or minimise the ill effects of electricity interruptions.

Security is an important element of the distribution operation, particularly at and near the time of transportation. The group's DCs are equipped with CCTV cameras and are guarded 24 hours a day. As part of the security procedures, access control systems are in place. The group's security procedures are extended to its transport partners, who have comprehensive security through a combination of secured premises and satellite-tracked vehicles. Security measures again received close attention in the past year in view of the high incidence of crime in South Africa.

Business continuity plans are in place and they were again regularly tested and reviewed by the group's risk committee.

Supply chain initiative

Mention has been made in the previous annual report and in various reports in this document of the group's supply chain initiative, an extensive and ongoing review of the group's supply chain practices. Its objective is to develop a sustainable and world-class model of supply chain management that enhances the group's capabilities in the fast fashion retail business.

There are four projects within this initiative, namely:

- Supplier relationship management.
- Lead time.
- Replenishment.
- Foschini and Exact! pipeline management.

The plan for all the projects has been scoped to include the following targets, which are deemed to be critical to the success of the initiative:

- defined standard operating procedures;
- shorter lead times;
- guaranteed quality;
- enhanced reliability;
- reduced waste within the supply chain; and
- decreased inventory holding, hence more rapid stock turn.

There has been pleasing progress with the initiative and it is expected that significant early benefits will be realised in the next year.



Shani Naidoo

human resources

The role of the Group Human Resources (HR) division is to set and implement strategies for human interaction within the group, working in collaboration with the group's trading and service divisions. The HR division also provides a common platform to group companies for the provision of best practice HR.

The services listed below are provided by the division and are directed at the group's employees and at HR practitioners working within the group's trading and service divisions:

- management of the group's payroll for its more than 15 000 employees;
- management of policies regarding benefits and the practices associated with all these policies;
- performance management;
- reward;
- talent development;
- organisational structure management;
- resourcing;
- employment equity and transformation;
- training and development;
- industrial relations and dispute resolution; and
- corporate social responsibility (CSI).

In providing these services the division makes use of specialised information technology aimed at providing data where and when it can be used most effectively.

The group recognises that its success is dependent on the full commitment of its employees within an occupational framework that is moral, fair, has social conscience and can readily be managed. The HR division carries out the value management process as one of its functions. As a result all HR policies and processes rest on a foundation supplied by a code of values which has become known as the Foschini Group Values.

Group values

The Foschini Group Values are as follows:

- we maintain our integrity by being honest, open and ethical in all our dealings;
- we are committed to providing "exceeding service" to customers and giving them value for money;
- we treat people with dignity and respect and ensure a supportive, encouraging environment;
- we believe in equal opportunity and development for all, and reward people fairly according to responsibility, effort and performance; and
- we are committed to self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

Talent management

The management of talent, which encompasses recruitment, performance management, development, succession planning and reward remains a priority function in the division. This is a critical function in view of the prevailing shortage of skills in South Africa and the intense competition which takes place to attract and retain talented employees, particularly in view of the requirements of the Employment Equity Act (EEA). Talent audits are conducted twice a year and on the basis of their results retention and development plans are then formulated and carried out. Trends in the departures of employees from the group are monitored to enable the group to react to any risks that might endanger adequate employee or talent retention.

Details follow of some of the division's ongoing activities and action taken in the past year.

Recruitment: An on-line recruitment tool, accessible through the group's website, has been developed and is being used to identify and process candidates for vacancies in the group. Psychometric tests and assessment tools are used to enhance its effectiveness. More than 900 appointments were made by its use during the past year. Preference is given to internal candidates as part of the group's commitment to advancing the careers of its employees.

Performance management: Employees are reviewed against measurable goals set in March of each year and progress reviews are conducted twice a year. The reviews are supported by training and development plans in a constant drive to raise levels of employee competence. The process of review, traditionally less than systematic and open to subjective influences, has been moved on to a far more satisfactory plane by the use of the competency wheel illustrated below. It displays the success factors required from the group's employees and allocates weightings to them. This model was devised through intensive internal and external research and all the factors which are taken into account during recruitment, development and promotion of staff are to be found on it. It provides a single simple tool for use throughout the group, enabling objective measurement and comparison to be made in all circumstances.

Talent development: During the past year there has been intense focus on improving the training of employees. This has resulted in a reorganisation of training structures within the trading divisions in favour of a centralised training structure. The objective of this training is to build both generic business competence and leadership competence.

For these purposes the division launched:

- a retail academy for store managers;
- a buyer and merchandise planner trainee development programme aimed at newly-employed talent; and
- a buyer and merchandise planner academy for honing the skills of existing merchants.

All of these are in-house developments specifically designed to cater for identified skills requirements within the group.

The **retail academy** for store managers touches every store manager and potential store manager both nationally and in Namibia.

The curriculum is aimed primarily at advancing the following goals and objectives:

- development of business skills and improved retail knowledge;
- managing employee relations and performance; and
- equipping store managers as coaches to develop their staff.

The **buyer and planner trainee development programme** is available to new and young talent in the group. The programme is run over a period of 18 to 36 months and combines technical and generic interventions to build the capacity of the trainees. The programme includes a coaching component by which each trainee is trained on a personal basis by a technical coach as well as a senior mentor.

Reward: Best practice in the area of reward is critical in this environment where there is intense competition for skilled people. A number of projects have been completed in this connection to ensure that our approaches are up to date and relevant and that they provide the group with the best opportunity to employ and retain people. With these objectives in mind the division has implemented a new job evaluation system designed to achieve more effective measurement and comparison of jobs internally and externally.


SUCCESS FACTORS
Intrapersonal skills
Process management
Interpersonal skills
Leadership and management
Deciding / Confidence
Initiative / Pro-activity
Self management
Stress management
Self development
Relationship building
Communication skills
Persuading and influencing
Customer service
Leads team
Drive for results
Sourcing and developing organisational talent
Planning, organising and controlling
Functional / Technical / Knowledge / Skills
Decision making and strategic thinking
Problem solving
Creative and innovative thinking

human resources continued

Leadership


Passage 6: Enterprise/Group Leader
Passage 5: Business Leader
Passage 4: Functional Leader
Passage 3: Leads Managers
Passage 2: Manages Others
Passage 1: Manages Self

A "pipeline" leadership model similar to the one illustrated above is intended to provide a framework to grow leaders to meet an organisation's future leadership requirements. The development of such a model has been a matter of high priority in the past year. The model created by the division highlights key milestones that make up the developmental process for future leaders. Each milestone requires that the subject gain proficiency in a variety of competencies that are associated with a critical career stage. Career progression is based on mastery of these concepts, given sufficient time to achieve competence. The process is supplemented by assessments, specialised training, coaching, and various projects and assignments. The capability of each developing leader is carefully monitored and reviewed. Individuals advance on this journey according to their level of performance and capability.

Employment equity (EE)

The group is committed to being a demographically representative organisation which gives competent individuals equal opportunity at all levels and on all occasions. It operates through the following policies:

- *Sourcing:* Trainee recruitment has focused on black candidates during the past year and a total of 70% of all trainees that were appointed were from this group.
- *Development:* Employees' needs have been identified during performance development discussions and talent assessment maps have been used to identify employees who will benefit from focused coaching interventions and one-to-one mentoring. Specific training courses and interventions and curriculums for merchants and field and store managers are in place.
- *Measuring performance:* The performance management process was entrenched into the organisation during the past year and will be used extensively in the talent management reviews that are held twice a year.

Black Management


50
45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007

The policies outlined above have led to an increase of 57% since 2003 in the number of appointments of black individuals to positions in middle and senior management in the group. Of these appointees, 60% were women.

Skills levy

During the past year the group paid skills levies of R9,8 million. The maximum available rebate from the Wholesale and Retail SETA was recovered. Further details on this topic are set out in the sustainability report.

HIV/AIDS

The voluntary counselling and testing (VCT) programme that was introduced during the previous year is now well entrenched. It is available to all employees in South Africa and negotiations are under way to extend it to Namibia. The group arranges for free treatment to be provided, including antiretroviral therapy, to any employee who is HIV-positive.

Since September 2006 a total of 538 employees have accessed the VCT programme and 30 employees have enrolled for treatment. It is recognised that employee participation is low and it is planned to expand its reach nationally during the next year.

group services

The Group Services division's mission is to add value to the operations of other divisions by providing expert and streamlined facilities management services so that the other divisions are enabled to achieve operational efficiency and workplace well-being on a cost-effective basis. The division comprises 70 staff members, a number which has been static for some years.

Outsourced suppliers are used extensively, with a focus on those with retail expertise. Benefits are extracted for the group by implementing strict service level agreements across the board and utilising a limited number of suppliers well known to the group. Service level agreements incorporate provisions recognising the uniqueness of the group and addressing its special needs and methodologies.

Once leases for space have been concluded, the Group Services division ensures that the premises are supplied with the necessary fittings and equipment, whether the premises comprise warehouses or offices.

Another function of the division is to ensure that ongoing maintenance of all buildings, plant and equipment takes place. In total, 19 properties are managed on this basis.

These functions include management of the installation and maintenance of all security, fire detection and access control systems, as well as implementing and managing the occupational health and safety programme. From a governance perspective all security and fire evacuation systems are tested on a regular basis. All offices, with the exception of the non-critical Isando property, have back-up power generators. Isando has extended uninterrupted power supply (UPS) battery life.

The Group Services division also attends to the procurement of standardised office automation equipment (printers, copiers, audiovisual), vehicles and capital equipment other than computers.

The fleet department operates within the mandated capital budget, monitors expenditure levels and negotiates volume discounts through approved suppliers.

Monitoring of mailrooms, reception areas, switchboards and store alarms are among the services provided.

Outsourced contractors managed by the division include those providing catering, physical guarding, gardening, architectural, mechanical, electronic and electrical and travel services.



group property

The Group Property division is responsible for administering the group's leases of space for all its stores, which numbered 1 393 at the year-end, and for administering three properties which the group has historically owned and from which it still trades. The division's tasks include assessing space requirements and matching them with suitable properties, negotiating leases and extensions of leases with landlords and maintaining relationships with landlords over the periods of leases that sometimes extend for as long as ten years.

Property rental payments make up the second largest item of expenditure for the group, and it is accordingly vital to optimise the benefits to be gained from rentals.

The group's policy is to rent rather than to own since, for a trader, the role of a tenant as against that of an owner provides greater flexibility and makes it possible for impartial decisions to be taken about all matters affecting properties.

The group's three owned properties are located in the central business districts of Cape Town, Johannesburg and Durban respectively, and have been in its possession for several decades.

Store openings and space acquisition

During the year under review 76 new stores were opened across the group's 14 trading units. The net total trading area grew by almost 23 000 square metres, an increase of 6,0% on the previous year. At the end of the year the group's 1 393 stores occupied a total of 403 601 square metres of space.

The Foschini womenswear division (comprising Foschini, Donna-claire, Fashionexpress and Luella) added the largest amount of extra space with 19 new stores.

The jewellery and sports divisions opened 19 and 15 new stores respectively. The jewellery units comprise American Swiss, Sterns and Matrix, while Totalsports, Sportscene and DueSouth make up the sports division.

Markham increased its footprint by an additional ten stores nationally. Included in these were four Markham Relay stores which carry only casualwear and, being about 150 square metres in area, are smaller than a full-line Markham store. The Markham Relay brand is seen as having substantial expansion potential.

The homeware division opened a further ten stores, one of which one was an @homelivingspace store in the Loch Logan mall in Bloemfontein, carrying a comprehensive product range that includes furniture.

Exact! opened three new stores during the year, adding an extra 1 445 square metres to this division's trading space.

Across the group twelve stores were enlarged in key locations to relieve the pressure of excessive trading densities, whilst the trading area in three over-sized stores was reduced.

A further 14 stores were relocated to superior trading positions and "right-sized" in the process. A total of 15 underperforming stores were closed.

New centres

New centres that opened during the course of the year and in which the group is represented were:

Maponya Mall (Soweto);
Greenstone (East Rand);
Irene Mall (Pretoria);
Hillcrest (KwaZulu-Natal); and
Loch Logan (Bloemfontein).

The group intends to open stores in the next year in numerous centres, among them the following new centres:

Zevenwacht (Western Cape);
Westwood (Westville);
Wonderboom (Pretoria North);
Richards Bay (KwaZulu-Natal);
The Reds (Pretoria);
Jeffreys Bay (Eastern Cape);
Klerksdorp (North West Province); and
Kathu (Northern Cape).

Some 30 new stores are scheduled to open within the first few weeks of the new financial year.



Growth in trading space

Despite the Eskom power shortages and the current subdued retail conditions the construction of new retail buildings in South Africa is continuing apace. The group intends to take advantage of new opportunities which are emerging and will increase its trading space by approximately 10% in the next year, as against a rate of approximately 7% in preceding years.

The current phase of construction will thus provide the group with a welcome opportunity to raise its activity in space acquisition and marks a departure from acquisition levels that prevailed in the corresponding phase of previous business cycles. The programme for the immediate future will be undertaken on a highly selective basis, with a view to enabling the group to benefit fully from the upturn when the business cycle changes.

Factors influencing current property policy decisions

The division continuously assesses trading performance in relation to the location of its stores and naturally pays particular attention to sites where it has a very large presence. Among these are Menlyn (Pretoria East), Gateway (Umhlanga), Canal Walk (Cape Town), Sandton (both Sandton City and Sandton Square), Eastgate (Johannesburg East), Montana (Pretoria North-East), Mitchells Plain (Cape Town), Westville Pavilion (KwaZulu-Natal), East Rand Mall, Cresta (Johannesburg) and Tygervalley (Cape Town). This assessment process will be particularly intense in the current weak economic climate.

A trend in shopping centre design which is on an upward curve internationally at present is that of so-called "open" malls, which are generally low-rise buildings configured around parking areas. For developers this style of design is substantially cheaper than monolithic multi-storey "closed" complexes, with a benefit of lower rental to tenants. Two types of these "open" malls have emerged. One attracts value-based traders and is not of primary interest to the group, although some of its divisions are represented in these centres. The other is what may be called "lifestyle" centres accommodating stores that sell homeware and furniture and other specialist retailers, and also providing social gathering points such as restaurants and coffee bars. The group is well represented in complexes of this design.

Another trend which is emerging overseas but has yet to make a significant appearance in South Africa is "green" architecture for shopping centres, involving eco-friendly features to save electricity, water and other resources. This trend could have significant benefits for tenants and the group will press for these measures at sites where they are appropriate.

Effects of electrical power outages

Retailers have a particular aversion to power outages since history shows that sales lost during hours when trading cannot take place are never fully recovered. (This is perhaps a reflection of the fact that some shopping is done on a "want" basis rather than a "need" basis.)

There have been inevitable losses in the group as a result of the power breakdowns suffered throughout South Africa in recent months, and much thought is being given to possible solutions. The cost of installing fully satisfactory backup generating power in a large shopping centre may exceed R100 million, and the extra capital to be invested, with dubious returns, is a factor of great concern to landlords. Partial solutions which provide adequate if lowish lighting, some air movement falling short of air-conditioning and retention of power to retailers' computerised tills, are a compromise which large retail chains may have to accept. Even these solutions are not always attainable. At present, therefore, the outages remain a problem in search of a solution. The national public authorities to whom traders and trade associations have turned for remedies which are essentially within their sphere of responsibility have so far not come forward with a convincing action plan.

Security against crime

The past year has seen a shift in the patterns of crime experienced by retailers, at least to the extent that gang-type incursions at shopping centres are on the rise. These incidents invariably involve firearms and usually cause loss of high-value stock on a substantial scale. There have also been undue numbers of hold-ups of store personnel at gunpoint. Traditional security precautions at shopping centres have been unavailing against the bulk of these incidents and improved strategies are called for. This topic is receiving close consideration.



governance profile

corporate governance report

The board of directors of Foschini Limited (referred to in this report as Foschini) remains fully committed to business integrity, fairness, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and to the ongoing development and implementation of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct outlined in the second King report (King II), and in the listings requirements of the JSE Limited.

Foschini has, in all material respects, complied with King II and continually strives to enhance compliance. The application of King II continues to serve as a valuable guide to the entrenchment of strong governance principles throughout the group.

A board charter to give effect to these principles has been finalised and awaits ratification and adoption.

The main board of directors of Foschini Limited

Role and composition

Foschini has a unitary board structure which, at its 31 March 2008 year-end, comprised two executive and nine non-executive directors. Eight of the non-executive directors are independent according to the King II definition.

Subsequent to 31 March 2008, L F Bergman resigned as a director, reducing the board composition to ten directors, seven of whom are independent non-executive directors. D M Polak, who became a non-executive director on 1 January 2008, is not independent, based on the King II definition, as he has been employed in an executive capacity by the group within the past three years.

The two executive directors are the Chief Executive Officer, A D Murray, and the Financial Director, R Stein.

Detailed information on the directors and their credentials appear on pages 12 and 13.

At 31 March 2008, the board and its committees were constituted as follows:

Main Board of directors

Independent non-executive directors
- E Osrin (Chairman)
- D M Nurek
- Prof F Abrahams
- S E Abrahams
- L F Bergman #
- W V Cuba
- N H Goodwin
- M Lewis

Non-executive director
- D M Polak

Executive directors
- A D Murray (CEO)**
- R Stein (Financial Director)

Remuneration Committee

E Osrin (Chairman); Prof F Abrahams; D M Nurek
C J Ginsburg (Consultant)

Risk Committee

D M Nurek (Chairman); E Osrin; D M Polak; R Stein; A D Murray

Audit Committee

S E Abrahams (Chairman); E Osrin; D M Nurek; N H Goodwin

Nominations Committee

E Osrin (Chairman); D M Nurek; S E Abrahams
D M Polak*, A D Murray***

Transformation Committee

E Osrin (Chairman); Prof F Abrahams; D M Polak*; R Stein;
A D Murray***; G S Naidoo (director, operating board)

\# resigned with effect from 14 April 2008
* retired with effect from 31 December 2007
** appointed to the board on 2 April 2007; appointed CEO on 1 January 2008
*** appointed 1 January 2008

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in decision-making that is in the best interests of the group. They are ultimately responsible for the performance of the group, its long-term sustainable growth and the enhancement of shareholder value. They review and ratify the group's strategy in addition to monitoring and measuring its performance and executive management against key performance indicators. They provide opinion and advice regarding the group's financial, audit, governance and risk management controls. In order to ensure sustainable leadership they review group transformation and succession planning at senior levels, and provide input to the remuneration process.

The Chairman and Deputy Chairman are both independent non-executive directors. The roles of the Chairman, E Osrin, and the Chief Executive Officer, A D Murray, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, encourage deliberation on all matters requiring the board's attention and obtain optimum input from the other directors. All directors exercise unfettered discretion in the fulfilment of their duties, resulting in constructive debate at meetings that continues to yield well-considered decisions.

Newly-appointed non-executive directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year, one-third of the existing board members are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Non-executive directors have no fixed term of employment, and the performance of all directors is subject to annual peer review.

An induction programme for new directors is in place with the objective of maximising their understanding of the group and enabling them immediately to provide input and make well-informed decisions.

Board meetings

The board typically meets quarterly in Cape Town, and further meetings are held when necessary.

The board and its committees are timeously supplied with comprehensive information to enable them to undertake meaningful discussion and effectively discharge their duties. All directors have unrestricted access to the company secretary and all company records, as well as to independent professional advice at the company's expense in appropriate circumstances.

Board evaluations

An annual evaluation of the board is undertaken by the Chairman by means of a questionnaire sent to all board members. The results are collated by the Chairman and feedback is provided to the full board.

This annual evaluation is comprehensive, encompassing all aspects of the board's responsibilities. It covers both individual member contributions and the effectiveness of the board as a whole. The results of the executive and non-executive directors are separately tabulated, in order to gauge any areas of differences in perception. No significant variances in this regard were noted in the past year.

Areas of strength included:

- confirmation of the group's compliance with stock exchange requirements;
- the level of feedback and assurance from the audit committee; and
- the board's review and consideration of the annual budget.

Areas for improvement included:

- the succession plan for board members;
- regular review of the board's limits of authority; and
- ensuring that each board member is meeting board standards and expectations.

Specific attention will be given in the next year to those areas where improvement is indicated.

The nominations committee is responsible for assessing the composition and effectiveness of all of the board committees. Where shortfalls are identified, appropriate action is taken to rectify them.

Directors' shareholdings

The direct and indirect holdings, share options and transactions of the directors of Foschini at 31 March 2008 are set out in note 14.5.

Non-executive directors do not participate in the share incentive schemes, with the exception of Mr D M Polak who obtained options whilst still an executive of the company.

Personal share dealings

The board complies with the requirements of the JSE Limited in relation to restrictions on the trading of Foschini's shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times if the group is involved in corporate activity or sensitive negotiations. The company secretary notifies all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information.

Details of directors' share dealings are disclosed to the listings division of the JSE Limited and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place in terms of the requirements of the JSE Limited for directors to obtain prior clearance before dealing in the company's shares. All transactions are conducted at the ruling market price on the JSE Limited.

Succession

As is required by its charter, the nominations committee proposed the following changes to directorships during the year and subsequent to the year-end. These changes, approved by the main board, are aligned to the group's succession planning, which is designed to ensure sustained leadership.

Main board:

D M Polak retired from the position of Chief Executive Officer with effect from 31 December 2007. His experience and expertise will be retained as he has remained on the board in the capacity of non-executive director.

A D Murray was appointed an executive director on 2 April 2007 and Chief Executive Officer on 1 January 2008. He previously held the position of retail director of all trading divisions other than the Foschini division.

S N Bowley, who was appointed as an executive director on 2 April 2007, resigned from the group with effect from 1 August 2007.

L F Bergman resigned as an independent non-executive director with effect from 14 April 2008.

Operating board:

On 31 December 2007, D M Polak retired from the operating board.

On 1 May 2008, D B Gedye was appointed to the operating board.

Directors' interests

The directors had no interest in contracts as contemplated in section 234 of the Companies Act.

Board attendance

The attendance of the directors at board meetings and board committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee	Transformation Committee
Number of meetings	4	3	4	4	2	2
Directors Attendance						
E Osrin	4	3	4	4	2	2
D M Nurek	4	3	4	4	2	
F Abrahams	4		4			2
S E Abrahams	4	3			2	
L F Bergman	3###					
W V Cuba	4					
N H Goodwin	4	3				
M Lewis	1					
D M Polak	4	2*	3*	2	1#	2#
R Stein	4	3*		4		2
A D Murray	4**	3*	1*	4	1***	
S N Bowley	1****	1*				

*by invitation **appointed 2 April 2007 ***appointed 1 January 2008 #retired with effect from 31 December 2007 ##resigned with effect from 1 August 2007 ###resigned with effect from 14 April 2008

Main board committees

The main board of directors has delegated specific responsibilities to board committees, each with its own terms of reference that define its powers and duties. The board committees meet independently and report back to the board through their chairpersons. The composition of these committees is reflected earlier in this report.

Audit committee

The committee is governed by a formal charter that complies with the requirements of King II. This charter guides the committee in terms of its objectives, authority and responsibilities.

The role of the audit committee is, *inter alia*:

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors and general managers (these being representations that provide assurance on the adequacy and effectiveness of the group's systems of internal control);
- to monitor and supervise the effective functioning and performance of the internal auditors;
- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of its independence;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- the appointment of the external auditors on an annual basis;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information, and to confirm that the accounting policies used are appropriate.

The committee consists of four independent non-executive directors and meets at least twice annually. This year, a third meeting was held specifically to review all the control-related risks and the risk management process itself. Executive directors, members of executive management, internal audit, and the external audit partners and staff attend meetings at the invitation of the committee. Independently of management, members of this committee meet separately with the external auditors.

Remuneration committee

This committee is governed by a formal charter to ensure that there is a transparent procedure for developing policies on executive remuneration and determining remuneration packages of individual directors and senior executives, within agreed terms of reference and within the framework of good corporate governance.

The key mandate of the committee is to compile emolument proposals in accordance with the group's remuneration strategy, which are then considered by the board. This is designed and tailored to:

- continue to attract, retain and motivate executives of the highest calibre;
- enable the group to remain an employer of choice; and
- ensure a blend of skills that consistently achieves predetermined business objectives and targets.

The committee's powers regarding non-executive remuneration are limited to making recommendations to the board.

This committee has access to independent surveys and consultants for best practice advice and information concerning current and job-specific remuneration levels.

Its responsibilities include the making of recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the Chief Executive Officer and his remuneration, executive and non-executive directors' remuneration and fees, service contracts, restraints, the remuneration of senior executive management, employee share incentive schemes and general salary guidelines across the group.

The committee, which met four times during the year, comprises three independent non-executive directors and an external consultant. The Chief Executive Officer and the operating board's Group Human Resources Director attended by invitation, but recused themselves during deliberation of their own remuneration.

The chairman of this committee attends the annual general meeting.

Risk committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process that ensures that all material risks are identified, evaluated, effectively managed and, where this is practical, quantified. This process is undertaken within each division as well as by the operating board. This has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the business objectives within each division as well as those of the group as a whole.

All significant projects undertaken by the group are subject to formal risk assessments. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this is in place throughout the year;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disaster, *inter alia,* the destruction of a distribution centre, head office or computer facility, that affects its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed for the group, and that all uninsured risks are reviewed and managed.

The risk committee comprises two independent non-executive directors, one non-executive director, two executive directors and, by invitation, the heads of the internal audit and risk management departments. Meetings are held four times a year.

Nominations committee

This committee is governed by a formal charter to ensure that there is a process in place to identify and assess new executive and non-executive directors fairly and thoroughly. The committee's responsibilities include:

- reviewing the board structure, size and composition;
- succession planning;
- reviewing the balance between non-executive and executive directors;
- ensuring that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group;
- compliance with the principles of good governance and the code of best practice.

This committee met twice during the year. It comprises three independent non-executive directors and one executive director.

Transformation committee

The scope of authority of this committee is clearly defined in a formal charter.

The committee has established a broad-based BEE strategy aligned to the Broad-based Black Economic Empowerment Act of 2003 and the associated codes of good practice, including a BBBEE-level contributor target with timelines. Clear guidelines have been defined for each of the seven elements of BBBEE, being equity ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development.

The committee has an ongoing responsibility to monitor and review all aspects of the group's BBBEE strategies and to ensure the achievement of its targets. In order to attain these targets, sub-committees for each of the seven elements have been established, with meetings taking place at least quarterly.

The transformation committee, comprising two non-executive directors, two executive directors and the operating board's Group Human Resources Director, meets twice annually.

The operating board of directors of the group

The operating board is responsible for the group's strategy formulation, as well as the day-to-day management of all aspects of the operations of the trading and service divisions.

Currently the operating board is responsible for all operational matters in relation to the group's fashion retailing and financial services businesses and support functions, including but not limited to:

- merchandise sourcing, buying, planning, warehousing and distribution;
- store location, leasing, operations, design and architecture;
- human resource recruitment, training, development and remuneration;
- information systems acquisition, development and maintenance;
- credit management and customer relationship marketing and systems;
- financial management and administration;
- strategic plan formulation, development, execution and refinement;
- development, review and achievement of budgets in relation to sales, operating expenses and capital expenditure;
- identification, assessment, mitigation and management of risk;
- development and refinement of business philosophy and the value system;
- development, monitoring and audit of internal controls;
- development, review and implementation of the employment equity plan;
- development and monitoring of operational policies and procedures;
- development, implementation and monitoring of transformation strategy;
- approving transactions regarding investment, disinvestment, refinancing and restructuring in accordance with parameters set by the main board; and
- adopting and implementing corporate governance practices and meeting standards set out in King II.

This board typically meets monthly and further meetings take place at short notice when necessary.

Operating board of directors of the group

A D Murray (Chief Executive Officer)
R Stein (Financial Director)
H B Godfrey (Managing Director – @home)
P S Meiring (Managing Director – Foschini Group Financial Services)
B J Curry (Managing Director – Foschinidata)
G S Naidoo (Managing Director – Group Human Resources)
A R Bisogno (Managing Director – Foschini division)
M Mendelsohn (Managing Director – Sports division)
D B Gedye (Managing Director – Markham)*

* Appointed 1 May 2008

Detailed information of the operating board and their credentials appear on pages 14 and 15.



Risk management

Risk review

The primary identified risks to the group are listed below, with both their impact and the management strategies to contend with them being stated.

Customer base retention

Retaining our existing customers and attracting new customers.

How we manage this risk

- ensuring that we provide exceptional customer service;
- the provision of keenly priced and attractive product ranges across all divisions and to all targeted market segments;
- continual staff training at all levels;
- the use of "mystery shoppers" to gauge levels of customer service;
- a state-of-the-art multi-media customer services call centre to assist in the rapid resolution of customer enquiries;
- utilisation of an efficient point-of-sale system that enhances store efficiency and customer service and
- equipping our stores to be attractive, enticing and congenial.

Information technology (IT)

Ever-increasing reliance upon computer systems necessitates a stable, secure and uninterrupted computer infrastructure.

- constant senior management review and updating of the IT strategic plan;
- maintaining a comprehensive, regularly-tested disaster recovery plan that should provide seamless computing capacity in the event of a disaster, involving the establishment of secure computer suites in separate locations with adequate capacity to provide backup access to critical systems;
- strict change control procedures for all system enhancements;
- promoting the use of risk assessments for all significant projects;
- ensuring that access controls are implemented and enforced;
- ongoing consolidation and standardisation of applications and infrastructure technology;
- an ongoing upgrade and technology "refresh" programme to ensure that our applications and infrastructure are current and supported;
- instilling employee awareness of the need for responsible use of computer facilities (all employees being required to abide by a formal computer code of conduct);
- ongoing emphasis at all levels on enhancing IT security from all potential threats, both internal and external and
- adopting strong IT governance policies and best practice IT service delivery models.

Supply chain

The inability to provide our customers with the desired merchandise at the right price and time as a result of deficiencies in the management process of the supply chain.

- considering all possible occurring events and factors that can cause a disruption in a supply chain;
- examining possible scenarios from past experience and analysing changing market forces;
- creating solutions culminating in improved stock turn and customer satisfaction; and
- implementing changes in the supply chain methodically within appropriate and achievable time frames.

A steering committee of 12 senior executives, chaired by the CEO, A D Murray, has been formalised to structure an agile and effective supply chain management process, with specific focus on optimising lead times, supplier conformance, replenishment and pipelines.

Fashion trends

The misreading of fashion trends by the merchandise teams.

- development and retention of talented merchandise teams who keep abreast of global fashion trends;
- extensive input from international fashion fairs, consultants, the internet, as well as local fashion research;
- based in the southern hemisphere, benefiting from the knowledge of the forthcoming season's successful trends in the northern hemisphere; and
- utilising advanced systems to ensure that purchasing volumes are correct.

Crime

Crime, particularly armed and violent crime, which continues unabated, creating losses and, in particular, trauma to our staff.

- continually reviewing security at stores;
- providing staff training on how to deal with armed robberies;
- maintaining a strong focus on syndicated identity fraud via a dedicated forensics department;
- maintaining regular communication with other retailers and anti-crime fora to ensure that we minimise the impact of crime in all of its forms; and
- utilising an anonymous toll-free whistle-blowing facility for the reporting of criminal acts (details of which are contained later in this report).

Fluctuation in interest and exchange rates

Fluctuations in interest and exchange rates affecting margin stability and profitability. (The prime overdraft rate increased four times during the year under review by a total of 200 basis points, and the Rand depreciated from March 2007 to March 2008 by an average of 7,8% against the US Dollar.)

- maintaining a strictly controlled and skilled treasury function, guided by formalised, documented policies and procedures;
- constantly reviewing our borrowings mix between fixed and floating rate instruments, and long- and short-term financing, as the direction of interest rates change;
- carefully monitoring the group's debt equity ratio;
- constantly monitoring the potential benefit of any other interest rate products, such as interest rate swaps and forward rate agreements; and
- taking forward cover on 100% of our merchandise imports.

Shortage of skills and expertise

Without insightful, specialised, and talented staff at all levels, our continued success and growth through innovation would be endangered.

- maintaining an effective nominations committee for succession planning and appointment of senior executives and board appointments;
- ensuring that processes are in place to attract, retain and develop high-quality staff within an environment that can satisfy ambition; and
- having access to a pool of skills in all key areas via our divisionalised structure, which lends itself to seamless resource transference.

Power outages

The risk of power outages can significantly disrupt our store trading ability.

- having stand-by generators at all head office and distribution facilities, with sufficient capacity to continue all critical functions;
- having the ability to trade off-line at stores provided that there is sufficient lighting; and
- negotiating shared-cost backup power facilities in shopping malls.

Business continuity

The loss of a major head office facility or distribution centre could impact upon critical business functions.

- maintaining separate head office buildings and distribution facilities, and providing backup facilities for critical functions;
- splitting the computing capacity over four server rooms in separate locations;
- maintaining current business continuity plans for all trading and service divisions;
- maintaining comprehensive physical protection measures; and
- maintaining appropriate insurance cover.

The impact of HIV/AIDS upon our staff and customer base

Whilst the effect of HIV/AIDS on our staff and customer base still appears to have been limited, we are well aware of the continuous need to assess future risks and consequences.

- reviewing and taking cognisance of results of the external survey conducted by the Health Monitor Group during 2005;
- encouraging all employees to ascertain their HIV status;
- offering all employees in South Africa two free confidential HIV tests per annum at a network of external pharmacies;
- providing a free, comprehensive disease management service, including antiretrovirals where indicated, to all permanent staff members; and
- offering optional account balance protection to customers, who have made extensive use of the facility. This has in large part contained the impact on bad debts. In addition, current experience indicates that accounts are continued by extended families.

Internal control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material misstatement; and
- to review compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these standards rests within each division and is monitored by internal and external audit checks.

The board is not aware of any material breakdown during the past year in the functioning of these controls.

Internal audit

The internal audit department carries out an independent appraisal and assurance function. Although it is responsible to the group's Financial Director for administrative matters, it reports to the audit committee of the board. This structure does not impair the function's independence or objectivity. An internal audit charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function.

Further information on the internal audit function is contained in the divisional reports section of this annual report.

Code of ethics

The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code. It is available to all staff members on our intranet.

Whistle-blowing

A whistle-blowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of an outsourced, anonymous, toll-free hotline. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. A minimum reward of R5 000 is paid when follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility through regular distribution of informational cards and posters.

An additional reward of R10 000 is paid twice annually to a randomly-selected staff member who has already been awarded the R5 000 reward.

During the year 74 reports were received, resulting in 12 dismissals.





Legal compliance

The compliance function's purpose is to provide assurance to the board that the group is compliant with applicable legislation. Within the group, the compliance function is split into two areas. One focuses on general compliance and on the co-ordination of group compliance, and the other on credit compliance.

The changes to the group's practices and operations required by the National Credit Act were managed effectively.

In anticipation of the enactment of the Consumer Protection Bill, a forum within the group is monitoring the progress of the Bill with the objective of ensuring that the group will be in compliance with provisions relevant to it once legislation based on the Bill has been finalised and promulgated.

The provisions of the Corporate Laws Amendment Act were also implemented and developments regarding the Companies Bill are being monitored.

The Protection of Personal Information (concept) Bill and its progress towards enactment are also being closely monitored to ensure that the group will comply with this legislation once made law.

The Group Compliance Officer does regular report-backs to the audit committee.

The responsibilities of the compliance function include:

- identifying and advising the group on existing and new legislation that is applicable to the group's business;
- facilitating compliance with relevant legislation and assigning responsibility for areas of compliance;
- facilitating compliance with internal policies, rules, guidelines and procedures; and
- monitoring of compliance.

The internal audit division and the Group Compliance Officer work closely together. Where significant compliance issues are identified they are referred for independent review to outsourced experts.

Remuneration

The group's policy is to align the remuneration structure of the executive directors and staff with the interests of shareholders, and consequently a portion of their packages is performance-related. Share options and incentives are based on the performance of the individual, as well as the performance of the group as a whole, aligned to specific business objectives and bottom-line absolute profits. The principle adhered to is that bonuses are self-funded out of profits in excess of targets.

In addition, the group provides competitive market-related and benchmarked base salaries.

The executive directors have standard employment contracts with the group, their duration not exceeding two years.

Remuneration for executive staff members comprises:

Base salaries

- These are determined after a thorough benchmarking exercise within the retail and related sectors. They are subject to annual review and are linked to performance. All divisions have established performance management systems in order that individual contribution can be measured and rewarded accordingly. External remuneration consultants assist with market surveys and benchmarks and internal parity is monitored by the Human Resources division.

Short-term incentives

- These take the form of an annual bonus. Targets are set for each division at levels exceeding predetermined budgets in order that payments made are effectively self-funding. The level of the bonus is dependent on the performance of the individual, the trading division and the group as a whole. Service division bonuses are related to the group's performance. The levels of bonuses are capped.

Long-term incentives

- The previously prevailing share option scheme was replaced during the year with a share appreciation rights scheme. This aligns reward with the long-term interests of shareholders. Allocations are considered annually and are based on the recipient's level of responsibility, package and individual performance. Participants are allocated rights based on the appreciation in value of Foschini's shares over a three-year period. Exercise of the rights is subject to the achievement of financial performance criteria by the group.

Other benefits

- The remuneration committee reviews additional benefits annually against market benchmarks and makes proposals to the board. These benefits include pension and medical aid fund contributions, car allowances and other health services.

Service contracts

- In excess of 60 of our key executives have formal service contracts to ensure stability and continuity in management teams. These contracts include restraint of trade stipulations.

Remuneration of non-executive directors and the Chairman are reviewed annually by the remuneration committee for proposal to the board. Non-executive directors are paid a basic fee with additional fees payable for their level of responsibility and committee membership. They do not participate in any of the group incentive plans or share schemes. They are paid for their expenditure in attending meetings in Cape Town.

External consultants assist in providing market information relating to remuneration for non-executive directors.



Payments made to directors for services during the year are set out in note 33.

Stakeholder relations

Foschini acknowledges the importance of proactive engagement with all of its stakeholders and in this connection strives to foster sound relationships between the company and the investment community. Invitations are extended to members of the Investment Analyst Society to attend results presentations to provide them with timeous and relevant information regarding financial performance and prospects. Executive directors and senior management are accessible to investors, and regular meetings are held with local and international shareholders, both current and prospective. Price-sensitive information is distributed via the JSE Limited's SENS and made available simultaneously via the Foschini group website.

A wide variety of information is made available to staff members through the group's intranet, including the group's code of ethics, mission and values, HIV/AIDS policy, medical aid information, internal recruitment opportunities, environmental policy and initiatives, reporting of fraud and theft, sexual harassment policy and staff announcements.

Ongoing communication with suppliers is vital to the group's sustained access to the merchandise and services they provide. Within this framework it is necessary to convey to suppliers the group's standards regarding ethical conduct and legal compliance. Of increasing importance is the group's requirement to know the suppliers' BBBEE-level contributor status in order to ensure that the group's BBBEE-supplier database is kept up to date.

The group's primary means of communication with its stakeholders is noted in the following table.

Stakeholder	Main means of communication
Institutional shareholders and investment analysts	Presentations arranged through the Investment Analyst Society. Regular local and international investor relations meetings with executive directors and senior management.
Shareholders	Annual reports, SENS announcements, profit announcements, annual general meetings, general meetings, advertisements, group website and e-mail.
Customers	Store and head office staff, customer care call centre, website, e-mail, SMS, monthly statements, advertising, sponsorships, store promotions and competitions.
Suppliers	Store and head office staff, regular site visits, audits and meetings, video-conferencing, requests for general and compliance information, and supplier fora.
Community	Community social investment initiatives undertaken by the group and by staff members, meetings with social investment representatives, sponsorships, advertisements, website and media releases.
Employees	Regular dialogue and communication sessions, breakaways, team-building exercises, notice boards, newsletters, union meetings, training, intranet, e-mail, store visits by senior managers, staff meetings and a quarterly internal magazine.
Government and regulatory authorities	Ad-hoc formal meetings and written and oral submissions regarding relevant draft legislation.

Donations to political parties

No donations are made to political parties.

sustainability report

The release of the King II report on corporate governance in 2002 led South African companies to place emphasis in their reporting on the "triple bottom-line" approach, encompassing economic, social and environmental sustainability. This approach provides shareholders and other stakeholders with a broad perspective of all spheres of sustainability within the reporting company.

This mode of reporting continues to mature, and Foschini Limited (referred to below as Foschini or "the group") recognises that ongoing attention will need to be given to the formalised monitoring and measuring of non-financial indicators.

Our view of sustainability remains that it is the need to ensure long-term, balanced profitability in the group through innovation and inventiveness, without compromising short-term competitiveness.



Consideration must at the same time be given to the needs of all our stakeholders, and our responsibilities to the environment and future generations must be taken into account as we recognise that these will be the source of our sustained growth.

Foschini's primary stakeholders, being its shareholders, employees, suppliers, customers, government, local communities and society at large, are all mutually dependent partners in the sustainability process.

Our approach to sustainability is summarised further in this report.

Corporate social investment (CSI)

As an established fashion retailer, we have a long track record of living up to the responsibility of ensuring that our customers look and feel at their best. In doing so we are aware that we bear the further responsibility of ensuring that sustainable economic development and social upliftment take place in the communities among which we operate.

One of the ways in which the group approaches this latter goal is through the medium of targeted donations, representing social investment.

Social investment spending with which the group is associated makes use of funds derived from the Foschini Foundation, from group resources and from direct donations provided by staff members.

The Foschini Foundation was registered as an independent charitable organisation in August 2006. Its trustees are two independent non-executive directors of Foschini, E Osrin and D Nurek. Its initial capital base was created by a donation from the group. The Foundation has grown as a result of receiving further donations and investment income, and the value of investments under its control at the year-end totalled R83 million. Its objective is to use its investment income to provide donations to selected charitable causes.

Donations made by the Foundation during the past year totalled R3,6 million. Additional donations made by the group to charitable causes totalled R700 000. Merchandise donations for the benefit of public service organisations totalled R24 million at retail value. Additional donations to the value of R1,0 million were made by various divisions of the group in cash, sundry equipment, merchandise and services. Of their own volition and from their own resources staff members and business partners of the group contributed an extra R47 000.

It is well known that women and children are the most marginalised and vulnerable members of society. Women make up the majority of our employees as well as our customers. It is for these reasons that the beneficiaries of our CSI contributions will in the main be women and children. Consideration is also given to the disabled.

Our revised CSI strategy

To enable more meaningful contributions to be made, the group reworked its CSI policy, strategy and selection criteria during the past year. Part of this process involved identifying key areas of concern and concentrating donations largely within these areas. In order to retain an element of flexibility, funding was also set aside for special projects.

This new approach has allowed the group to become more effective in achieving meaningful CSI objectives.

On this basis the group has identified the following focus areas, with specific emphasis on women and children:

- Education.
- Skills development.
- HIV/AIDS.
- Arts, culture and the environment.
- Special projects.

The allocations of the combined cash donations from the group's CSI funds and the Foschini Foundation for the year under review are indicated below.

- Education: 31%
- Skills development: 26%
- HIV/AIDS: 13%
- Arts/culture/environment: 7%
- Special projects: 18%
- Operational costs: 5%


08

Having a national presence in South Africa, the group will continue to focus on identifying suitably registered non-governmental organisations (NGOs) and non-profit organisations (NPOs) that themselves operate on a national basis and are worthy recipients of these donations. Child Welfare South Africa is an example of such a nationally-based organisation that we support.

Education

We believe that one of the keys to unlocking the potential of our country lies in the provision of and access to quality education for all citizens. Consequently the largest portion of the CSI budget is devoted to education. We invest in projects that focus on improving the quality of literacy, numeracy, mathematics and science education at the stage of early childhood, as well as at primary and secondary levels.

Amongst the organisations that benefited from this position are the Rural Education Project (through the University of Cape Town's schools development unit), the Western Cape Primary Science Programme, LEAP Science and Maths School, ORT Tech South Africa, and READ Educational Trust.

We also continued to donate class-leading jungle gyms and this year the beneficiaries were impoverished rural schools in the Western Cape. All are primary schools participating in the Rural Education Project, chosen on the basis of most improved results in numeracy and literacy. To date we have donated 24 jungle gyms and plan to provide more this year.

Funding to the EQUIP programme, which is run by the National Business Initiative, has been continued, support being given during the year to a cluster of five primary and two high schools in the Western Cape and one school in Gauteng.

Many of the institutions of higher learning provide educational programmes in nearby disadvantaged communities. Amongst those that we support are:

- Rhodes University – mathematics education in rural schools in the Eastern Cape;
- University of Cape Town – literacy teaching and learning framework to assist and strengthen literacy in the Mbekweni schools in the Western Cape;
- University of KwaZulu-Natal – a volunteer mentoring programme in psychology;
- University of Pretoria – Boipelo community building project; and
- University of Stellenbosch – a farm schools project.

Programmes that give support to disadvantaged students also receive funding.

Some of the other organisations working within the educational sphere which we supported are SMILE, Carel du Toit Trust and Education Alive.



Skills development

For the economic development of the country it is essential that members of previously disadvantaged groups receive not only school education of good quality, but also training to equip them with entrepreneurial skills to enter the world of work or to start their own businesses. With this in view, the group supports projects that provide skills for employment, job creation and entrepreneurship at post-school level.

Some of the organisations in this category that received financial support are The Big Issue, Etafeni Day Care Centre Trust, Grassroots Educare Trust, Junior Achievement SA, Learn to Earn, Media and Training Centre for Health, Oasis Association, South African Council for the Blind, Tsiba Education, WHEAT Trust, and Zenzele Training and Development.

HIV/AIDS

The group recognises that HIV/AIDS affects our staff, their families, our customers and the nation as a whole. There is an undeniable obligation to contribute to under-resourced programmes to contain this pandemic. Support was accordingly directed to some organisations that assist orphan-headed households and to others that provide training and assistance for home-based care initiatives. These organisations included Cotlands, Lifeline/Childline Western Cape, Ma Africa Tikkun Johannesburg, St John's Training Foundation, St Luke's Hospice and the University of Pretoria.

Through their activities and combined skills, these organisations educate the community about HIV/AIDS and train volunteers to counsel people infected and affected by HIV/AIDS.

Arts, culture and the environment

The group firmly believes in the need to support organisations that run projects to educate children about the arts, culture and the environment in order for these to be sustained. Examples of organisations which received funding during the current year under review include the Zama Dance School, Friends of the National Gallery, The National Sea Rescue Institute, Wilderness Foundation South Africa and World Wide Fund.

Special projects

The group again proudly supported the White Ribbon Campaign's 16 days of activism during which the public is encouraged to "Act Against Abuse". The campaign focused in the past year on increasing the awareness of the negative effects of violence against women and children. A prime motivator for the group's support of this campaign is the fact that 78% of our employees are female, many of whom are mothers. The group also made it possible for employees to take part in the campaign.

Rape Crisis' innovative programme, Safe Space, won our backing in the form of a donation of R350 000 which will go towards ensuring that women and children are able to live in an environment free from fear and violence. A further amount of R150 000 per year for three years was pledged by the Foschini division from the sales of its new clothing range, Global Art, which is to be launched during the first half of next year.

Other special projects for the year included a casual day in aid of the Bel Porto School for the disabled, building a house with Habitat for Humanity for a family in Mfuleni, a Christmas toy drive to benefit organisations affiliated to Child Welfare South Africa, a blanket drive in aid of Disaster Management, hosting a "Cuppa for CANSA" and making special donations to Red Cross Children's Hospital, Tygerberg Children's Hospital and the SPCA.

Working together on corporate social investment

The group's CSI initiative is very much a team effort. We actively encourage a culture of philanthropy and community involvement amongst our employees and business partners. In pursuit of this, the group's CSI department works with the employees of the various trading and service divisions on their individual projects to maximise effectiveness.

These projects are incentivised. To recognise employees who volunteer for community work in their spare time, the group provides grants to staff members through their "staff community builder" programme, which commenced in 2004.

Individual trading and service division projects are provided with Rand-for-Rand support.

Beneficiaries selected by the staff of our various divisions include St Luke's Hospice, the Carel du Toit Centre, Goody2Shoes, Solomon's Haven, Fountain House, Marsh Memorial Children's Home, Berry's Kitchen, Fikelela Home for HIV-positive Children in Khayelitsha, Green Park, LifeLine, Colleen's Place of Hope, and Greenable.

The RCS Group undertook 11 projects during the year in the areas of education, health and welfare, and community development. This division's flagship project comprised partnering with TSIBA, a free tertiary educational institution, in developing a financial literacy curriculum aimed at empowering students with skills to manage their finances in a responsible way.

In addition, Red Cross Children's Hospital received R20 000 in children's books.

Other organisations that received support included the Sunflower Fund, Tygerberg Hospital, Carehaven and Habitat for Humanity.



Employment equity

The group remains compliant with all aspects of the Employment Equity Act No. 55 of 1998. This requires timeous submission of an annual employment equity report and plan to the Department of Labour, consultation with employees, communication of the report and plan to employees, and regular policy and facility audits to ensure that no barriers to employment equity exist. Regular inspections by the Department of Labour's inspectorate, both at store level country-wide and at the group's head office, have confirmed compliance.

In order to increase the representation of previously disadvantaged groups at the middle and senior management levels, the group has embarked on an exhaustive consultative process to review our employment equity strategy. The key was to align the employment equity approach with the group's new human resources strategy in order to benefit directly from enhanced and improved human resources practices, specifically in the areas of recruitment, remuneration, talent management, and training and development.

Our new strategy focuses on:

Recruitment

Improved sourcing and recruitment techniques which include the implementation of e-recruitment and targeted press advertising, will assist in sourcing and drawing more applicants, primarily black Africans. This will enable the group to better mirror the national demographics.

Remuneration

A more focused approach to salary and benefit benchmarking, involving the use of national retail and general salary and benefit surveys and the implementation of an electronic job evaluation system, will increase the internal equity score and lead to an improved fit with the market. This will have a positive effect on the retention of key employees.

Talent management

A rigorous approach has been adopted to the management of the talent pipeline. This process identifies shortages and over-supply of specific key skills at various levels. The introduction of coaching and mentoring will benefit the accelerated development and retention of existing employees who have been identified as having upward potential.

Training and development

Standardised programmes to impart skills to store managers have been introduced to assist in bringing about consistency across the group and facilitating identification of those with potential for promotion.

In addition the merchant academy, which is a fast-track programme for trainee merchandise planners and buyers, was launched during the year. Of its intake, approximately 80% were members of previously disadvantaged groups. Existing employees can also benefit by attending specific modules to up-skill themselves. Further details of the academy are provided in the talent development section below.

Centralised trainee management

Store manager and merchant trainees are now managed centrally and a standardised curriculum as described above is followed. This further benefits the consistency of skills across the group and permits regular evaluation.

Cross-divisional collaboration

An important element of the talent management and development process now under way in the group is the emphasis on providing opportunities throughout the group rather than relying on individual divisions to provide employees with their career ladder. This process is managed by the newly-established talent management department. Regular group manpower review meetings are held, where the talent of each trading and service division are scrutinised to identify employees who are ready for promotion or who would benefit from gaining exposure in a different division or role.

In addition, we ensure that the advertising of vacancies is accessible to all staff members.

Consultation and communication

The employment equity consultative forum structure has been enhanced. Apart from two existing national fora, divisional fora have been established. This change provides all employees with a greater say in all aspects of employment equity and a full programme of group-wide and division-specific communication is being launched.

Physically disabled persons

The group's two largest office centres, in Cape Town and Johannesburg, have had full disability audits completed by a specialist consultant to ensure that these facilities are suitable for and accessible to physically disabled employees.

This remains an area of challenge for our employment strategies.

Workforce profile

In our employment equity submission of October 2007 previously disadvantaged employees comprised 83,3% of our workforce, compared to 80,7% in October 2006 and 78,4% in October 2005. The target for October 2010 is 90%, which we anticipate will be achieved, based on current progress.

The group has finalised its new employment equity plan for the three-year period ending October 2010.

The composition of Namibian employees is 93,8% representative of previously disadvantaged groups in that country.

Evidence of our overall progress in remedying imbalances in the ethnic composition of the group's workforce over the past eight years is depicted below.

Workforce Profile Changes


April 2000
October 2001
October 2002
October 2003
October 2004
October 2005
October 2006
October 2007
Percentage
50
45
40
35
30
25
20
15
10
5
0
African
Coloured
Indian
White

This chart excludes employees of RCS Investment Holdings (Pty) Limited and its subsidiaries, as the target date of that division's plan differs by three years from that of the rest of the group, and is thus not comparable. Those employees total 4,5% of headcount and thus do not significantly affect the statistics.



Actual employee status vs October 2010 Target



Actual October 2007
Target 2010
Percentage
70
60
50
40
30
20
10
0
African
Coloured
Indian
White

The chart above depicts our current employee status compared to our 2010 target.

The revised employment equity strategy noted above will assist in the attainment of this target.

A table indicating the change in representation of previously disadvantaged groups amongst permanent employees is provided below.

	October 2007 %	October 2006 %	October 2005 %	October 2004 %
Senior management	**5,3**	6,3	4,6	5,9
Specialists and middle management	**29,2**	29,8	30,0	27,7
Skilled technical and junior management	**66,9**	63,0	59,3	56,5
Semi- and unskilled employees	**91,1**	88,6	86,6	84,9

A table indicating the change in representation of women amongst permanent employees is provided below.

	October 2007 %	October 2006 %	October 2005 %	October 2004 %
Senior management	**38,2**	38,4	39,9	31,1
Specialists and middle management	**63,3**	63,7	63,4	63,0
Skilled technical and junior management	**79,5**	79,3	80,1	80,3
Semi- and unskilled employees	**79,0**	79,4	79,1	79,1

Namibian employees

The Affirmative Action (Employment) Act of 1998 required that as from 2001 an annual report and plan be submitted to the Employment Equity Commissioner. We have complied with this requirement each year.

In Namibia, unlike South Africa, no distinction is made between the black, coloured and Indian groups in monitoring the number of members of previously disadvantaged groups. There is, however, a concerted focus on gender.

If non-Namibians are employed, it is required that understudies be appointed and their details together with their acknowledgement of their status be included in the report.

The current composition of Namibian employees comprises 93,9% from previously disadvantaged groups with only one non-Namibian being employed.

Recruitment

This is a key focus area in ensuring that representivity is achieved. Psychometric tests used in the recruitment process have been selected that are valid and fair in the South African environment. These tests specifically assess potential as opposed to current competency and skills.

The change in the percentage of employees recruited from previously disadvantaged groups is as follows:

October 2003:75%
October 2004:80%
October 2005:81%
October 2006:83%
October 2007:87%



A breakdown of recruitment by ethnic group as indicated in our most recent employment equity progress report is depicted below:


African: 47%
Coloured: 33%
Indian: 7%
White: 13%
08

Skills development

In tandem with the Employment Equity Act, the group has again fully complied with all of the requirements of the Skills Development Act. Skills development fora within our trading and service divisions are held to review and monitor progress against the workplace skills plans.

During the year R42,3 million was spent on skills development within the group.

Skills development grants

As a result of full compliance, we have qualified for all applicable grants due from the Wholesale and Retail SETA (in the case of our trading divisions) and the Services SETA (in the case of our financial and services divisions). In all cases, the SETA grants received are earmarked for further investment into training. All spending of grants is reported at operating board level to ensure that these funds are exclusively applied towards further training.

Accreditation

Foschini remains a fully-accredited training provider. This has enabled us to provide our staff with the opportunity to achieve qualifications that are registered on the National Qualifications Framework via internal training, thus saving on the cost incurred through the use of external training providers. This training is provided and assessed internally using methodology that is approved by the Wholesale and Retail SETA Education and Training Quality Assurance bodies and is in line with SAQA principles.

Representation

We are represented on the Wholesale and Retail Standards Generating Body and represent the group at all relevant SETA fora.

Talent development

Training programmes within the group are designed to up-skill our staff in all areas where a need has been identified. Relevant programmes are held throughout the year, ensuring a constant and consistent level of understanding of group processes amongst our staff at all levels.

Our training programmes address the building of both generic business competence and leadership competence.

An important emphasis for us during the course of the year has been the strong focus on developing the talent of our store managers and merchants (the latter being our buyers and merchandise planners) to ensure that we meet the need for a pipeline of trained and competent employees in these key retail roles.

With these objectives in mind we launched:

- a retail academy for store managers;
- a merchant trainee development programme aimed at newly-employed talent; and
- a merchant academy for honing the skills of existing merchants.

All of these are in-house projects designed to cater for our identified skills requirements.

Our retail academy for store managers touches every store manager and potential store manager both nationally and in Namibia.

The curriculum is aimed primarily at supporting the following goals:

- development of business skills and improved retail knowledge;
- managing employee relations and performance; and
- equipping store managers as coaches to develop their staff.

We are committed to creating a learning environment with a number of delivery options including distance-learning programmes and formal workshops facilitated nationally and in Namibia. We believe that learning should also be self-directed, and all store managers should take charge of their own learning and can progress at their own pace.

Allied to this retail academy is the developing manager programme. Its scope is primarily the technical business skills required to manage a store.

These store manager programmes are aligned to the wholesale and retail SETA qualifications.

Our merchant trainee development programme is a structured programme available to new and young talent in the group. It is run over a period of 18 to 36 months and combines technical and generic programmes to build the capacity of the trainee buyers and planners. They are given the opportunity to spend time in various areas of the group's businesses, gaining valuable hands-on experience and knowledge. The programme is supported by a coaching initiative by which each trainee receives training from a technical coach as well as a senior mentor. The trainees enjoy a high level of exposure to and interaction with senior management throughout this programme.

Our merchant academy for existing merchants has a curriculum that combines technical and generic programmes designed to support the building of their capacity. The curriculum is based on an integrated approach, yet allowing flexibility for customisation across the divisions. The programme harnesses the existing talent within the group by using skilled staff members as in-house facilitators, so encouraging multi-skilling and the use of best practices by all merchants.

Our leadership development training is a further initiative, based on a pipeline model, to meet the group's future leadership requirements. This approach highlights key milestones that make up the development process for aspiring leaders. To reach a milestone, the attendees must gain proficiency in a variety of competencies that meet the demands of a particular career phase. Career progression is based on mastery of these concepts, given sufficient time to achieve competence. The process is supplemented by assessments, specialised training, coaching, and various projects and assignments. The capability of each developing leader is carefully monitored and reviewed. Talented individuals are advanced on this journey according to their level of performance and potential.



Number of staff trained

Total number of staff attending training programmes	11 004*
Total black staff trained	9 520
Percentage of black staff trained	86,5%
Total black women trained	6 657
Percentage of black women trained	59,6%

* One staff member may have attended more than one training programme

Broad-based black economic empowerment (BBBEE)

The group fully supports BBBEE and has adopted a strategy that is designed to bring about compliance with the BBBEE codes of good practice.

The transformation committee formulates, monitors and reviews all aspects of the group's BBBEE policies as defined in the group's transformation charter.

Sub-committees for each of the seven elements of the generic scorecard have been established and scorecard targets set. The sub-committees meet quarterly and report directly to the transformation committee.

In the Financial Mail/EmpowerDEX Top Empowerment listed companies survey, the group ranked fourth, second and third in 2008, 2007 and 2006 respectively within the retail sector, and is currently a BBBEE level-6 contributor.

The transformation committee has set an overall target of being a BBBEE level-4 contributor by 2010, together with goals for each of the seven elements of BBBEE.

The group will be rated by a BBBEE verification agency during the next year.

Employees and employee benefits

Staff complement

The staff complement at the group's head offices and stores at the year-end comprised the following:

Employee statistics:	2008	2007	2006	2005
Permanent full-time employees	9 311	8 781	8 155	7 469
Permanent part-time employees	289	113	323	257
Flexitime employees	2 600	2 776	2 337	2 658
Contract employees	568	724	327	329
Casual employees	2 221	2 801	2 989	2 867

The gender composition of the workforce, already heavily weighted towards female employees, remained relatively static, with women making up 78,2% of the total compared to 77,6% in the previous year and 78,0% in the year before.

The group has a relatively young age profile, the average age being 30 years and 83,6% of the total being under the age of 40 years. A breakdown of the group's employees by age over a two-year period is set out in the following chart, from which it is evident that minor changes have occurred.

Age distribution


2008
2007
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Employees
26-30
31-35
36-40
41-45
46-50
51-55
56-60
61-65
Age

Retirement funding

All permanent staff of wholly-owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pensions Fund Act No. 24 of 1956. The fund is administered by Foschini in accordance with an agreement approved by the Financial Services Board.

The fund is managed by a board of trustees that meets quarterly. The trustees receive no remuneration for their services. Particular attention is paid to trustee training, to ensure that they remain abreast of legislative changes and developments within this specialist area. The assets of the fund are under the control of the trustees, who are advised by external consultants.

Sub-committees for strategy and investments meet quarterly and the benefits sub-committee meets monthly.

A second portfolio option has been introduced for staff attaining the age of 55, which has a lower exposure to the volatility of the equity markets. These staff may elect to remain on the main portfolio.

Total market value of the assets of the fund at 31 March 2008 amounted to R2,6 billion, which is unchanged from the previous year. Fund returns reflected an increase of 16,4% during its financial year, but a particularly high volume of withdrawals and retirements have resulted in the unchanged financial position.

Pensioners were awarded an increase of 10% effective from 1 January 2008, which is in line with the pensioner increase policy of the fund to award at least inflationary increases, subject to affordability.

As required by the Pension Funds Act, 50% of the trustees are member-elected. The term of office for all employer- and member-elected trustees is three years, after which they are eligible for re-election. Trustee elections will be held during the 2009 financial year. Induction training is provided to new trustees, who also participate in the regular ongoing training noted above.

Apart from retirement benefits, the following are provided by the fund:

- a funeral benefit of R7 500 for the principal member and spouse and a lesser benefit for their dependent children;

- a death benefit of three times annual salary as well as the member's gross equishare is available to provide benefits to dependants and beneficiaries, payable in the event of death in service and where the death is accidental, a further benefit of twice annual salary is payable; and
- an insured disability benefit is provided to qualifying staff members, equating to 75% of pensionable salary earned at the time of disablement, payable until attainment of normal retirement age subject to continued disablement, after which the normal retirement benefit becomes effective.

Employees of RCS Investment Holdings (Pty) Limited and its subsidiaries are not members of the Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Where required, employees of subsidiaries trading outside South Africa belong to umbrella funds that comply with the legislation of the relevant country.

A formal risk assessment of the retirement fund is undertaken at least annually. Taking into account mitigating factors, HIV/AIDS remains the highest potential risk to the fund. Risk is minimised by undertaking regular actuarial valuations, external expert prevalence projections and ongoing programmes on HIV/AIDS education and awareness. The fund is moreover able to amend its benefit levels.

The Foschini Group Medical Aid Scheme

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical scheme that is designed to best suit the needs of most employees. Membership is voluntary except for senior employees. The average number of principal members at 31 December 2007 (the financial year-end of the scheme) was 2 291, covering approximately 4 690 lives in total.

The scheme is administered by the Metropolitan Health Group and is fully compliant with the Medical Schemes Act.

The board of trustees of the scheme is responsible for all aspects of its operations, which are reviewed by both the Foschini group medical aid audit committee and the external auditors. The board of trustees makes use of a medical schemes consultant and an actuary who provide specialised advice and participate in monthly operational and quarterly board meetings. The trustees and audit committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at 31 December 2007 was 92,4% which is well in excess of the required minimum of 25%, but not excessive for a small in-house scheme that will be subject to greater volatility than the norm as a result of sporadic large claims.

The financial health of the scheme favourably influenced contribution increases which took effect in January 2008, the increases being 4,5% and 7,5% for the two benefit plans available compared to 3,1% and 4,8% for the previous year. In both years the increases were significantly below medical inflation. In addition, general benefit improvements were applied to match or exceed inflation in the various medical categories.

A risk assessment of the scheme is undertaken at least annually, both by the trustees and the administrators. The highest risk identified by the trustees is the volume of legislation affecting medical schemes. Keeping abreast of all current and pending legislation and adapting the scheme's rules accordingly assists in managing this risk.

Other health plans

An external medical scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the in-house scheme. The plans offered cater for lower income earners and provide basic healthcare through capitation agreements with large hospital groups. Ingwe forms part of the black-empowered African Life group. Currently a total of 318 group employees are members, together with their dependants.

Employees outside South Africa may elect to join medical schemes that are similarly funded by the group.

All permanent staff of RCS Investment Holdings (Pty) Limited and its subsidiaries are required to become members of a medical plan of their choice offered by Discovery Health.

Bursary scheme

The group operates a bursary scheme for children of employees, funded by the Foschini Foundation. This scheme is independently administered by the South African Institute of Race Relations on our behalf and aims to reward academic excellence in children of employees who may otherwise not have access to tertiary education.

Educational assistance

Low-interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child and are repayable over two years to improve affordability.

Home assistance

Similarly, low-interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. In the past year R264 000 was lent to qualifying employees who made use of this benefit. Of these employees 86% were from previously disadvantaged backgrounds.

Employees requiring further financial assistance for home purchases or improvements may also borrow against their equishare in the Foschini Group Retirement Fund, subject to its rules. This is an outsourced lending facility, using members' shares in the fund as security, with the result that the interest payable by employees is minimised. The total of these loans at the year-end was R6,9 million.

Sponsorship

Employees are encouraged to undertake studies that will assist them in their current or future career with the group. Sponsorship varies according to the level of study and requires greater financial commitment from employees at higher educational levels. Support for matriculation study fees is 100%.

Coupled to this, the group offers sponsorship for the Unisa Retail Certificate, an intensive one-year retail-specific diploma.

Of employees receiving general sponsorship at the end of the current financial year, 89% were from previously disadvantaged groups, a percentage similar to that of previous years.

Healthcare

The group has delegated the management of occupational health to an external service provider. Curative and preventative care is provided from a centrally located occupational health clinic permanently staffed by two nursing sisters with qualifications in occupational health. A medical doctor is on site twice a week to assist with cases requiring specialised attention.

The clinic provides a service to all employees working at the head office campuses as well as those at the distribution centres.

Services offered include family planning, HIV testing, primary healthcare, counselling for psycho-social stress, health education and health screening.

The service provider is also responsible for the management of ill health within our stores through the WAKE programme, as well as any injuries on duty in terms of the Commission for Occupational Injuries and Diseases Act (COIDA). It also facilitates the group's disability benefit processes, which provide an income-replacement benefit to employees who are unable to work as a result of ill health or injury for an indefinite or fixed period of time.

Staff safety

The group is committed to ensuring a safe and healthy working environment for all of its staff. Like most other retailers, it operates within a low risk environment.

The group complies with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

The statistics for reported incidents involving staff members of the group are set out below:

	2008	2007
Number of working days lost	1 399	1 465
Number of incidents	340	399
Average cost per incident	R339	R371
Total cost of incidents	R115 389	R148 196

The majority of incidents reported were minor, and there were no fatalities. In 232 instances, not more than three working days per incident were lost, compared to 278 last year.

HIV/AIDS

The group has a formal HIV/AIDS policy in place, aimed at combating the spread and minimising the impact of HIV/AIDS on our employees, their families, our customers and the community at large. It does so by providing education and information about HIV/AIDS and promoting non-discriminatory practices. This policy has been communicated to all existing employees, is available on our intranet and is included in the sign-on pack for all new employees.

In an effort to minimise the impact of HIV on our staff as well as attendant costs to the group, we provide free and confidential access for all employees to testing, counselling, treatment and support. Employees are encouraged to ascertain their HIV status in order to enable them to take responsibility for their health. Those employees whose status is negative are encouraged to adopt safe behaviour to retain this status, whilst those that test HIV-positive are given access to the support and treatment they need to remain healthy and able to work productively for as long as possible.

Since 2005, HIV-positive employees who are members of the Foschini Group Medical Aid Scheme have had access to a full disease management service provided by a managed healthcare provider. Employees who register on the programme receive free HIV testing, counselling, information and prophylactic medication, as well as antiretroviral therapy when required.

In September 2006 the group launched the first phase of a comprehensive HIV/AIDS workplace programme. This is now well entrenched and as at the year-end 538 employees had been tested through an external network of pharmacies around South Africa on a voluntary basis. This programme is managed by Occupational Care South Africa. On World AIDS Day, 1 December 2007, we announced that free treatment and support for HIV-positive employees would now be extended to all permanent employees through a comprehensive disease management programme provided by QUALSA. Treatment includes antiretroviral therapy.

According to a risk assessment commissioned by the group and conducted by the Health Monitor Company in 2005, it was estimated that 6,99% of the company's employees would be HIV-positive in 2007 (for 2006, their estimate was 6,86% and in 2005, it was 6,6%). The estimated average cost to the group for 2007 associated with HIV infection was R11 054 per HIV-positive permanent, permanent part-time and flexitime employee, equating to a total group cost for that year of R9,4 million. This cost was based on all potential incremental costs, including antiretroviral treatment, paid sick leave, funeral costs, lost productivity, increased group life and disability expenses, cost of training and lost expertise, additional cost of incapacity as well as generally increased medical costs.

Experience to date has indicated that the actual cost to the group has been substantially less than was predicted in that assessment. At the time of compilation of this report, we have been notified that 30 employees are registered on the QUALSA programme at an average cost for the year of R10 644 per employee. This equates to a gross annualised group cost of R319 320 before taking into account recoveries from medical schemes.

Ongoing free and confidential on-site HIV counselling and testing continues to be available through the clinic at our head office in Cape Town.

In addition to the measures described above, on-site testing for head office employees through OCSA was introduced for the first time in the past year as part of our annual Health Days.

We have also embarked on a pilot voluntary counselling and testing campaign in collaboration with two other large retailers with the aim of making voluntary counselling and testing more accessible to employees working in shopping centres. The counselling and testing was outsourced to Action Against AIDS, an NGO, and took place at the Cavendish shopping centre in Claremont, Cape Town. The campaign proved extremely successful, all available appointments being utilised, and plans to expand it to other shopping centres, as well as to include more retailers, have been finalised.

A similar campaign for Namibia is being investigated.

Suppliers

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature which require their compliance with, *inter alia*, labour, and customs and excise legislation.

Regular audits are undertaken at their premises. We require any recorded deviations from agreed standards to be remedied if the suppliers are to retain a business relationship with the group.

Environment

In line with the group's objective of minimising its environmental impact, an environmental committee was established by the operating board during the past year. The committee comprises senior managers from all areas of the business and meets monthly. Its scope is all-encompassing and its mandate is to minimise the environmental impact made by the group and its stakeholders in all identified spheres. It reports quarterly to the chief executive officer and two members of the operating board. In order to ensure that the process is fully inclusive, the committee issues regular e-mails to all staff encompassing all aspects of environmental awareness.

Whilst retail businesses supplying clothing and related products have a low impact on the environment, we are well aware that responsible use of limited resources is imperative. There have been no environmental incidents of any significance within the group and no penalties or fines have been imposed by any environmental regulatory authority.

In addition, the following measures remain in force:

- a member of the operating board has the responsibility for setting environmental policy, objectives, targets and reporting processes;
- an environmental policy has been compiled;
- an environmental risk assessment is undertaken annually;
- all of the group's known direct and indirect environmental impacts have been identified and tabled;
- an ongoing, interactive awareness campaign with all of our staff concerning environmental issues is undertaken; and
- an undertaking by the group exists to reduce and control each identified negative impact and to make optimal use of diminishing natural resources.

Our environmental policy is available to all staff through our intranet.

Our direct impacts

Cardboard, paper and plastics

The amount of cardboard and waste paper generated by our distribution centres and head office remains approximately 130 000 kilograms per month, the majority being sold to recyclers. A portion of the waste cardboard is shredded and utilised as protective packaging. Plastic waste from these sites is minimal as a result of the elimination of shrink-wrapping of cartons. Residual plastic waste is sold to the recycling industry.

Cardboard and other waste at stores continues to be managed by shopping centre disposal processes and the informal sector.

Plastic hangers are recycled, the cleaning and sorting processes being performed by The Workshop and House Horizon in Stellenbosch and Chris Steytler Industries in Bellville. This provides employment to their differently-abled employees. These facilities recycled 3,5 million hangers during the past year.

All plastic bags used by the stores are durable and reusable, being made of sheeting that is at least 40 microns in thickness. In certain divisions use is also made of recyclable paper packets.

Electricity and water

With the current energy crisis, there is a concentration of effort surrounding power-saving initiatives.

Head office buildings utilise energy management systems and energy-efficient lighting to minimise the use of electricity. Signage has been placed in head office buildings to ensure that staff do not make use of unnecessary lighting where it is not required. This includes unused conference rooms and display areas.

The air conditioning plant in the main head office complex houses ice tanks that generate ice during off-peak hours, which is used for day-time cooling. We have reduced the operating time of the air conditioning plant by two hours per day.

Where possible, computers at head office locations are switched off at night, and computer procurement now includes a requirement for energy efficiency.

The Eskom demand side management initiative continues to be met with contractual obstacles and the project to install electronic control-gear and energy-saving lighting in all of our stores remains in abeyance. However, we remain hopeful of a positive outcome. All new and refurbished stores are as a matter of course fitted with energy-saving lighting and control-gear.

Where it is practical and safe to do so, stores are now switching off all or most lights outside trading hours.

Water is primarily consumed for personal and hygiene purposes. Regular maintenance ensures that there is minimal wastage.

Electricity and water expenditure is monitored by the trading and service divisions each month against budgets and records of the previous year, and variances are followed up.



We are investigating the electricity cost per square meter by trading division for all of the stores. Where there is a discrepancy it is followed up.

Printers, faxes and laser cartridges

All printers and fax machines make use of recycled laser cartridges. In addition, we are investigating the use of double-sided printing as a standard throughout the group.

Vehicles

Company vehicles are checked and serviced in accordance with the manufacturers' prescribed intervals. Merchandise transport is managed by outsourced professionals who, by the nature of their operations, ensure that their vehicles perform at optimal efficiency. As this is one of the group's larger areas of environmental impact, we intend to engage with the service providers in order to ascertain how best carbon emissions can be minimised.

Air conditioning systems

All air conditioning systems are maintained by outsourced technicians in terms of a regular maintenance programme. Refrigerants are not discharged into the atmosphere but recovered and recycled. Only refrigerants that comply with the requirements of the Montreal Protocol are used.

Electronic waste

Fluorescent tube and general lamp disposal at head offices and distribution centres is controlled by an environmental waste management company. In the main, stores currently rely on the disposal processes of their local municipalities or of the shopping centres in which they are located.

Redundant computers that are not donated are sent to an established electronic recycling company. They are stripped of recyclable materials and the unusable components are disposed of in a manner that is not harmful to the environment.

Used watch batteries from both our jewellery stores and head office watch repair workshop are similarly disposed of in an environmentally-friendly manner.

Via our intranet, staff members are encouraged to make use of the environmental disposal service for old cellphone components offered by all MTN franchise dealerships.

Our indirect impacts

Property development

The group will not enter into rental agreements where developers have not conducted the required environmental impact assessments.

Suppliers

Suppliers have been issued with supplier agreements for signature which require their compliance with, *inter alia*, labour, and customs and excise legislation. Regular audits are undertaken at the premises of our merchandise suppliers and deviations from agreed standards must be remedied if the suppliers are to retain a business relationship with the group.

value added statement

for the years ended 31 March

	Note	2008 Rm	%	2007 Rm	%
Retail turnover		7 668,7		7 230,0	
Dividends received		17,2		22,8	
Paid to suppliers for goods and services		(4 381,1)		(4 179,4)	
Value added		3 304,8	100,0	3 073,4	100,0
Applied as follows:					
Employees					
Remuneration to employees		1 132,7	34,3	964,5	31,4
Providers of capital					
To lenders as finance charges		120,1	3,6	104,7	3,4
To shareholders as dividends		692,6	21,0	577,2	18,8
Taxation					
Taxation		565,3	17,1	555,6	18,1
Reinvested					
Reinvested in the group to finance future expansion and growth	1	794,1	24,0	871,4	28,3
Employment of value added		3 304,8	100,0	3 073,4	100,0
Notes to the Value Added Statement					
1. **Reinvested in the group to finance future expansion and growth**					
Depreciation and amortisation		204,7	6,2	174,1	5,6
Deferred taxation		(50,9)	(1.5)	(34,7)	(1,1)
Retained income		640,3	19,3	732,0	23,8
		794,1	24,0	871,4	28,3
2. **State taxes**					
Direct taxation as above		565,3		555,6	
Net value added taxation		310,4		268,9	
Employees' taxation		122,6		120,4	
Regional Services Council levies		–		3,6	
Channelled through the group		998,3		948,5	

	2008	2007
● Employees:	34,3%	31,4%
● Reinvested:	24,0%	28,3%
○ Taxation:	17,1%	18,1%
○ Providers of capital:	24,6%	22,2%



08



07

gri index

This table is a summary of the group's reporting against the Global Reporting Initiative's Sustainability Reporting Guidelines.

	GRI reference		Section in this report
1	**Vision and Strategy**		
	1.1	Vision and strategy	Corporate Profile
	1.2	CEO's statement	Chief Executive Officer's Report
2	**Profile**		
	2.1	Name of organisation	Administration
	2.2	Major products and services	Corporate Profile
	2.3	Operational structure	Corporate Structure
	2.4	Organisational structure	Review of Operations and Services
	2.5	Geographic locations	Corporate Profile
	2.6	Nature of ownership/legal form	Shareholdings; Corporate Profile
	2.7	Nature of markets served	Corporate Profile
	2.8	Scale of reporting organisations	Sustainability Report; Annual Financial Statements
	2.9	List of stakeholders	Sustainability Report; Shareholdings
	2.10	Contact person	Administration
	2.11	Reporting period	Annual Financial Statements
	2.12	Date of previous report	Annual Financial Statements
	2.13	Boundaries of report	Not reported on
	2.14	Significant changes	Chief Executive Officer's Report
	2.15	Basis for reporting	Not applicable
	2.16	Restatements of information	Not applicable
	2.17	Decisions not to apply GRI principles	Not reported on
	2.18	Criteria/definitions	Definitions; Group Statistics; Sustainability Report; Annual Financial Statements
	2.19	Significant changes in measurement	Not applicable
	2.20	Assurance	Corporate Governance Report
	2.21	Independent assurance	Not reported on
	2.22	Additional information	Not reported on
3	**Governance Structure and Management Systems**		
	3.1	Governance structure	Corporate Governance Report
	3.2	Independence, non-executive directors	Directorate; Corporate Governance Report
	3.3	Board member expertise	Not reported on
	3.4	Board level processes	Corporate Governance Report; Sustainability Report
	3.5	Executive compensation	Corporate Governance Report
	3.6	Organisational structure	Not reported on
	3.7	Mission and value statements	Corporate Profile; Sustainability Report
	3.8	Shareowner communication	Corporate Governance Report
	3.9	Identification of major stakeholders	Shareholdings
	3.10	Approaches to stakeholder consultation	Not reported on
	3.11	Feedback from stakeholder consultation	Not reported on
	3.12	Information used from stakeholder engagement	Not reported on
	3.13	Precautionary approach	Corporate Governance Report
	3.14	Externally developed charters, principles, initiatives	Not reported on
	3.15	Principal memberships	Not reported on
	3.16	Managing upstream and downstream impacts	Sustainability Report
	3.17	Managing indirect impacts	Sustainability Report
	3.18	Decisions regarding location and changes in operation	Chief Executive Officer's Report
	3.19	Sustainability programmes and procedures	Corporate Governance Report; Sustainability Report
	3.20	Certification status	Corporate Governance Report; Sustainability Report

4 Economic

EC1	Net sales	Annual Financial Statements
EC2	Geographic breakdown of markets	Not reported on
EC3	Cost of goods, materials and services	Value Added Statement
EC4	Contracts paid in accordance with agreed terms	Not reported on
EC5	Payroll and benefits	Value Added Statement
EC6	Distributions to providers of capital	Value Added Statement
EC7	Retained earnings	Value Added Statement
EC8	Taxes paid	Value Added Statement
EC9	Subsidies received	Not applicable
EC10	Donations	Sustainability Report

5 Environment

EN1	Materials used	Not reported on
EN2	Waste from external sources	Not reported on
EN3	Direct energy use	Not reported on
EN4	Indirect energy use	Not reported on
EN5	Total water use	Not reported on
EN6	Land in biodiversity-rich habitats	Not reported on
EN7	Major impacts on biodiversity	Not applicable
EN8	Greenhouse gas emissions	Not reported on
EN9	Ozone-depleting substances	Not reported on
EN10	Significant air emissions	Not applicable
EN11	Total amount of waste	Not reported on
EN12	Significant discharges to water	Not applicable
EN13	Significant spills	Not applicable
EN14	Significant impact of products and services	Not applicable
EN15	Reclaimable product	Not reported on
EN16	Fines	Not applicable

6 Social

LA1	Breakdown of workforce	Sustainability Report
LA2	Employment creation	Sustainability Report
LA3	Trade union representation	Not reported on
LA4	Labour relations	Not reported on
LA5	Recording of occupational accidents and diseases	Sustainability Report
LA6	Health and safety committees	Not reported on
LA7	Injury and absentee rates	Sustainability Report
LA8	HIV/AIDS	Sustainability Report
LA9	Training	Sustainability Report
LA10	Equal opportunity	Sustainability Report
LA11	Diversity	Sustainability Report
HR1	Human rights policies	Not reported on
HR2	Human rights and investment/procurement	Sustainability Report
HR3	Human rights and supply chain	Not reported on
HR4	Non-discrimination	Sustainability Report; Corporate Governance Report
HR5	Freedom of association	Not reported on
HR6	Child labour	Not reported on
HR7	Forced labour	Not reported on
SO1	Community	Sustainability Report
SO2	Bribery and corruption	Sustainability Report
SO3	Political contributions	Corporate Governance Report
PR1	Customer health and safety	Not reported on
PR2	Products and services	Not reported on
PR3	Respect for privacy	Not reported on

approvals

group AFS

company AFS



annual financial statements

directors' approval and company secretary's certificate

for the years ended 31 March

Directors' responsibility for and approval of the group annual financial statements

The board of directors (the board) is responsible for the content and integrity of the group annual financial statements and related information included in this report. It is their responsibility to ensure that the annual financial statements fairly present the state of affairs of the company and the group as at the end of the financial year and the results of their operations and cash flows for the financial year, in conformity with International Financial Reporting Standards. The group's external auditors are engaged to express an independent opinion on the group annual financial statements.

The group annual financial statements are prepared in accordance with International Financial Reporting Standards. The accounting policies, unless otherwise stated, are consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are ultimately responsible for the system of internal control and review its operation primarily through the audit and risk committees and various other management systems.

A strong control environment is maintained by applying a risk-based system of internal accounting and administrative controls and by ensuring adequate segregation of duties. In addition, Group Audit Services (internal audit) conduct specific risk-based audits and co-ordinate audit coverage with the external auditors.

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and the external auditors, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the group annual financial statements. However, any system of internal control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have every reason to believe that the group will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 118 to 167 were approved by the board on 11 June 2008 and are signed on its behalf by:

E OSRIN	**A D MURRAY**
Chairman	Chief Executive Officer

Company secretary's certificate

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act No. 61 of 1973, as amended, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

D SHEARD
Secretary

11 June 2008



independent auditor's report

for the years ended 31 March



To the members of Foschini Limited

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, which comprise the balance sheets at 31 March 2008, and the income statements, the statements of changes in equity and cash flow statements for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes and the directors' report as set out on pages 118 to 167.

Directors' responsibility for the financial statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and separate financial position of Foschini Limited at 31 March 2008, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Registered Auditor

Per Patrick Farrand
Chartered Accountant (SA)
Registered Auditor
Cape Town
11 June 2008

directors' report

for the years ended 31 March

Nature of business

Foschini Limited is an investment holding company whose subsidiaries, through their retail operating divisions – Foschini, branded as Foschini, Donna-claire, Fashionexpress and Luella; Markham; Exact!; TFG Apparel Supply Company; the sports division, branded as Sportscene, Totalsports and DueSouth; the jewellery division, branded as American Swiss, Matrix and Sterns; @home, branded as @home and @homelivingspace; and FG Financial Services – retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homeware to the broad, middle income group throughout southern Africa.

The RCS Group provides a range of broader financial services to customers of the group and to customers of unrelated retailers.

The group operates in the retail and financial services segments, almost entirely within the South African Common Monetary Area.

Retail turnover emanating from Swaziland and Botswana accounts for 0,6% of the group's turnover.

General review

The financial results are reflected in the annual financial statements on pages 118 to 167.

Share capital

The group's share buy-back programme commenced at the end of May 2001. At 31 March 2008, 24,0 million shares are held by a subsidiary, and a further 11,9 million by the group's share incentive trust. These shares, representing 14,9% of the company's issued share capital are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 14.

Dividends

Interim ordinary

The directors declared an interim ordinary dividend of 118 cents per ordinary share, which was paid on Monday, 7 January 2008 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 4 January 2008.

Final ordinary

The directors declared a final ordinary dividend of 170 cents per ordinary share payable on Monday, 14 July 2008 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 11 July 2008.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

1 October 2007 – R13 000

(2 October 2006 – R13 000)

31 March 2008 – R13 000

(26 March 2007 – R13 000).

Directors

The names of the company's directors appear on pages 12 and 13 of this report.

The following changes took place during the current year:

A D Murray (appointed 2 April 2007)

S N Bowley (appointed 2 April 2007)

S N Bowley (resigned 1 August 2007)

The following directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as directors:

R Stein (executive)

N H Goodwin (independent non-executive)

M Lewis (independent non-executive)

For details of directors' interests in the company's issued shares, refer to note 14.5. Details of directors' remuneration are set out in note 33.

Secretary

The company secretary of Foschini Limited is Ms D Sheard. Her business and postal address appear on the inside back cover of this report.

Subsidiaries

The names of, and certain financial information relating to, the company's key subsidiaries appear on page 166.

Earnings of subsidiaries

The total profits (losses) of consolidated subsidiaries are as follows:

	2008 Rm	2007 Rm
Profits	976,2	1 097,3
Losses	–	–
Net consolidated profit after taxation	976,2	1 097,3

Special resolutions

On 5 September 2007 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 3 September 2008 shareholders will be asked to renew this general authority, as set out in the notice to members.

No other special resolutions were passed during the year under review.

Special resolutions passed by subsidiary companies

No special resolutions of any significance were passed during the year under review.

Staff share incentive and option schemes

Details are reflected in note 32.1.

Post-balance sheet event

Details are reflected in note 23.



group balance sheet
as at 31 March

Foschini Limited and its subsidiaries

	Note	2008 Rm	2007 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	2	847,4	782,1
Goodwill and intangible assets	3	30,8	30,9
Preference share investment	4	200,0	200,0
Investment in associates	5	5,0	–
Staff housing loans	6	1,3	2,9
Private label card receivables	7	253,0	155,0
Loan receivables	8	567,3	706,3
Participation in export partnerships	9	92,5	103,5
Deferred taxation asset	10	174,5	179,7
		2 171,8	2 160,4
Current assets			
Inventory	11	1 290,0	1 292,9
Trade receivables – retail	12	2 414,9	2 235,2
Private label card receivables	7	815,3	671,7
Other receivables and prepayments		162,1	186,6
Loan receivables	8	148,9	160,2
Participation in export partnerships	9	8,0	7,6
Cash	13	63,4	69,1
		4 902,6	4 623,3
Total assets		7 074,4	6 783,7
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited			
Share capital	14	3,0	3,1
Share premium		498,7	498,7
Treasury shares	15	(1 230,2)	(685,0)
Dividend reserve	16.1	408,8	408,8
Hedging reserve (deficit)	16.2	12,1	(0,3)
Share-based payments reserve	16.3	91,6	60,9
Insurance cell reserves	16.4	1,5	–
Retained earnings		4 059,7	3 537,4
		3 845,2	3 823,6
Minority interest	17	290,9	181,3
Total equity		4 136,1	4 004,9
Non-current liabilities			
Interest-bearing debt	18	561,3	1 014,6
Operating lease liability		128,7	121,0
Deferred taxation liability	10	156,5	146,8
		846,5	1 282,4
Current liabilities			
Interest-bearing debt	18	1 201,0	5,9
Trade and other payables	19	741,8	1 171,7
Taxation payable		64,9	234,7
Post-retirement defined benefit plan	20	84,1	84,1
		2 091,8	1 496,4
Total liabilities		2 938,3	2 778,8
Total equity and liabilities		7 074,4	6 783,7

group income statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	2008 Rm	2007 Rm
Revenue	25	9 253,6	8 527,8
Retail turnover		7 668,7	7 230,0
Cost of turnover		(4 479,2)	(4 195,1)
Gross profit		3 189,5	3 034,9
Interest received	26	1 056,4	877,4
Dividends received		17,2	22,8
Net trading expenses	27	(2 357,6)	(2 048,1)
Operating profit before finance charges	27	1 905,5	1 887,0
Interest paid	28	(120,1)	(104,7)
Income from associate		0,9	-
Profit before tax		1 786,3	1 782,3
Income tax expense	29	(580,2)	(590,3)
Profit for the year		1 206,1	1 192,0
Attributable to:			
Equity holders of Foschini Limited		1 128,4	1 119,2
Minority interest		77,7	72,8
Profit for the year		1 206,1	1 192,0
Earnings per ordinary share (cents)			
Basic	30.1	547,0	534,2
Diluted	30.2	538,0	514,8
Dividend per ordinary share (cents)			
Interim		118,0	100,0
Final	16.1	170,0	170,0
Total		288,0	270,0

group statement of changes in equity

for the years ended 31 March

Foschini Limited and its subsidiaries

	Share capital Rm	Share premium Rm	Treasury shares Rm	Other reserves Rm	Retained earnings Rm	Attributable to equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2006	3,1	498,7	(504,0)	376,7	2 893,4	3 267,9	88,9	3 356,8
Total recognised income and expenses for the year	–	–	–	1,3	1 119,2	1 120,5	72,8	1 193,3
Effective portion of changes in fair value of cash flow hedges*				1,3		1,3		1,3
Profit for the year					1 119,2	1 119,2	72,8	1 192,0
Change in degree of control						–	71,2	71,2
Profit on dilution of interest in subsidiary					112,1	112,1		112,1
Share-based payments reserve movements				19,2		19,2		19,2
Transfer from dividend reserve				(336,6)	336,6	–		–
Dividends paid					(500,6)	(500,6)	(51,6)	(552,2)
Transfer to dividend reserve				408,8	(408,8)	–		–
Proceeds on delivery of shares by share trust					92,9	92,9		92,9
Delivery of shares by share trust			107,4		(107,4)	–		–
Shares purchased by share trust			(288,4)			(288,4)		(288,4)
Equity at 31 March 2007	3,1	498,7	(685,0)	469,4	3 537,4	3 823,6	181,3	4 004,9
Total recognised income and expenses for the year	–	–	–	12,4	1 128,4	1 140,8	77,7	1 218,5
Effective portion of changes in fair value of cash flow hedges*				12,4		12,4		12,4
Profit for the year					1 128,4	1 128,4	77,7	1 206,1
Change in degree of control						–	119,4	119,4
Investment in associate						–	(2,7)	(2,7)
Profit on dilution of interest in subsidiary					92,1	92,1		92,1
Share-based payments reserve movements				30,7		30,7		30,7
Insurance cell reserves movements				1,5		1,5		1,5
Transfer from dividend reserve				(408,8)	408,8	–		–
Dividends paid					(592,6)	(592,6)	(84,8)	(677,4)
Transfer to dividend reserve				408,8	(408,8)	–		–
Proceeds on delivery of shares by share trust					109,5	109,5		109,5
Delivery of shares by share trust			215,1		(215,1)	–		–
Shares purchased by share trust and subsidiary	(0,1)		(760,3)			(760,4)		(760,4)
Equity at 31 March 2008	3,0	498,7	(1 230,2)	514,0	4 059,7	3 845,2	290,9	4 136,1

* Denotes items recognised directly in equity

group cash flow statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	2008 Rm	2007 Rm
Cash flows from operating activities			
Operating profit before working capital changes	35.1	1 074,2	1 187,9
Increase in working capital	35.2	(568,3)	(218,1)
Cash generated by operations		505,9	969,8
Increase in private label card receivables		(241,6)	(346,6)
Decrease (increase) in loan receivables		150,3	(49,0)
Interest received		1 056,4	877,4
Interest paid		(120,1)	(104,7)
Taxation paid	35.3	(735,1)	(718,2)
Dividends received		17,2	22,8
Dividends paid	35.4	(677,4)	(552,2)
Net cash (outflows) inflows from operating activities		(44,4)	99,3
Cash flows from investing activities			
Purchase of property, plant and equipment		(274,4)	(304,4)
Proceeds from sale of property, plant and equipment		6,4	4,0
Acquisition of client list		(1,8)	(2,8)
Investment in associate		(6,1)	-
Decrease in participation in export partnerships		10,6	6,0
Decrease in staff housing loans		1,6	1,2
Proceeds on dilution of interest in subsidiary	35.5	211,5	183,3
Net cash outflows from investing activities		(52,2)	(112,7)
Cash flows from financing activities			
Shares purchased by share trust and subsidiary		(760,4)	(288,4)
Proceeds on delivery of shares by share trust		109,5	92,9
Increase in interest-bearing debt		741,8	215,5
Net cash inflows from financing activities		90,9	20,0
Net (decrease) increase in cash and cash equivalents during the year		(5,7)	6,6
Cash and cash equivalents at the beginning of the year		69,1	62,5
Cash and cash equivalents at the end of the year		63,4	69,1

group segmental analysis

for the years ended 31 March

Foschini Limited and its subsidiaries

	RCS Group		Retail		Consolidated	
	2008 Rm	2007 Rm	**2008 Rm**	2007 Rm	**2008 Rm**	2007 Rm
REVENUE*						
External	874,2	721,6	8 379,4	7 806,2	9 253,6	8 527,8
Inter-segment	–	–	–	–	–	–
Total revenue	874,2	721,6	8 379,4	7 806,2	9 253,6	8 527,8
SEGMENT RESULT						
Operating profit before finance charges	386,7	408,5	1 518,8	1 478,5	1 905,5	1 887,0
External interest	(51,8)	(31,0)	(68,3)	(73,7)	(120,1)	(104,7)
Inter-segment interest	(65,3)	(54,8)	65,3	54,8	–	–
Interest paid	(117,1)	(85,8)	(3,0)	(18,9)	(120,1)	(104,7)
Profit before tax and income from associate	269,6	322,7	1 515,8	1 459,6	1 785,4	1 782,3
* Includes retail turnover, interest received and other income						
SEGMENT ASSETS						
Non-current assets	871,0	888,9	1 126,3	1 091,8	1 997,3	1 980,7
Current assets	1 004,6	839,5	3 898,0	3 783,8	4 902,6	4 623,3
Inter-segment assets (liabilities)	12,9	12,9	(12,9)	(12,9)	–	–
Total assets	1 888,5	1 741,3	5 011,4	4 862,7	6 899,9	6 604,0
SEGMENT LIABILITIES						
Non-current liabilities	495,7	391,6	194,3	744,0	690,0	1 135,6
Current liabilities	120,9	119,6	1 906,0	1 142,1	2 026,9	1 261,7
Inter-segment liabilities (assets)	665,9	725,4	(665,9)	(725,4)	–	–
Total liabilities	1 282,5	1 236,6	1 434,4	1 160,7	2 716,9	2 397,3
SEGMENT INFORMATION						
Capital expenditure	27,1	13,2	247,3	291,2	274,4	304,4
Depreciation and amortisation	13,1	5,5	191,6	168,6	204,7	174,1

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment revenue and expenses

Revenue and expenses that are directly attributable to segments are allocated to those segments.

Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and accumulated impairments.

While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of trade payables, salaries and accruals.

Inter-segment transfers

Segment revenue, segment expenses and segment result include transfers between business segments.

These transfers occur at market prices and are eliminated on consolidation.

notes to the financial statements

for the years ended 31 March

Foschini Limited and its subsidiaries

1. ACCOUNTING POLICIES

Reporting Entity

Foschini Limited (the "company") is a company domiciled in South Africa. The consolidated financial statements of the company as at and for the year ended 31 March 2008 comprise the company and its subsidiaries (together referred to as the "group") and the group's interests in associates.

Basis of Preparation

Statement of Compliance

The consolidated financial statements are prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS) and have been consistently applied with those adopted in the prior year.

The financial statements were authorised for issue by the directors on 11 June 2008.

Basis of Measurement

The consolidated financial statements are prepared on the going concern and historical cost bases, except where otherwise stated.

Functional and Presentation Currency

The consolidated financial statements are presented in South African Rands, which is the company's functional currency, rounded to the nearest million, unless otherwise stated.

Significant Accounting Policies

The principal accounting policies adopted are set out below:

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the parent company, its subsidiaries, special-purpose entities (SPE) and associates. The financial statements of subsidiaries are prepared for the consistent reporting period using consistent accounting policies.

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Gains made on dilution of interest in subsidiaries are recognised in equity.

The group has established a SPE in the form of the share incentive trust. The group does not have any direct or indirect shareholding in the share incentive trust. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the group and the SPE's risks and rewards, the group concludes that it controls the SPE. The results of the share incentive trust that in substance is controlled by the group, are consolidated.

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the group's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the group has an obligation or has made payments on behalf of the investee.

All intra-group transactions, intra-group balances and any unrealised gains and losses are eliminated on consolidation. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

The financial statements of foreign operations are translated in terms of the accounting policy on foreign currencies.

The company's financial statements measure investments in subsidiaries at cost.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

1 ACCOUNTING POLICIES continued

Dividends

Dividends and the related secondary tax on companies are accounted for in the period when the dividend is declared. Dividends declared on equity instruments after the balance sheet date, and the related secondary tax on companies thereon, are accordingly not recognised as liabilities at the balance sheet date. Final dividends declared after the balance sheet date are however transferred to a dividend reserve.

Employee Benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service. The accruals for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The short-term employee benefits have been calculated at undiscounted amounts based on current wage and salary rates.

Other long-term employee benefits

These are employee benefits (other than post-employment benefits and termination benefits) that are not expected to be settled within 12 months after the end of the period in which the employees render the related service.

The group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted using market-related rates and the fair value of any related assets is deducted. The calculation is performed using the Projected Unit Credit Method. Any actuarial gains or losses are recognised in profit or loss in the period in which they arise.

Post-employment benefits

The company and its subsidiaries contribute to several defined benefit and defined contribution plans.

Defined contribution plans

Contributions to defined contribution pension, provident and retirement funds are charged against income as incurred.

Defined benefit plans

The Projected Unit Credit Method is used to determine the present value of the defined benefit medical aid obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised immediately in income. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Post-retirement medical aid benefits

Where the company has an obligation to provide post-retirement medical aid benefits to employees, the company recognises the cost of these benefits in the year in which the employees render the services using the same accounting methodology described in respect of defined benefit plans above.

Share-based payment transactions

The group grants share options to certain employees under an employee share plan. The fair value of options granted to employees is recognised as an expense with a corresponding increase in equity. The fair value is measured at the grant date using a binomial option-pricing model and is spread over the option term. Costs incurred in administering the schemes are expensed as incurred.

Expenses

Interest expense

Interest expense comprises interest paid and payable on borrowings calculated using the effective interest rate method. All borrowing costs are recognised as an expense.

Operating lease payments

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Contingent rent is expensed as incurred.

Finance Lease Payments

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial Instruments

A financial instrument is recognised when the group becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised if the group's contractual rights to the cash flows from the financial assets expire or if the group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, being the date that the group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments

Non-derivative financial instruments recognised on the balance sheet include cash and cash equivalents, trade and other receivables, staff housing loans, participation in export partnerships, investments, interest-bearing debt and trade and other payables.

Measurement

Financial instruments are initially recognised at fair value. For those instruments not measured at fair value through profit and loss, directly attributable transaction costs are included on initial measurement. Subsequent to initial recognition financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in trade and other payables and added back to cash balances included in the balance sheet. Cash and cash equivalents comprise cash on hand and amounts held on deposit at financial institutions.

Held-to-maturity investments

If the group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity investments. The preference share investment is classified as a held-to-maturity investment.

These investments are measured at amortised cost using the effective interest rate method, less any impairment losses.

The fair value of held-to-maturity investments is determined by reference to their quoted bid price at the reporting date. The fair value of these investments is determined for disclosure purposes only.

Available-for-sale financial assets

Listed investments classified as available-for-sale financial assets are carried at fair value, which is market value calculated by reference to stock exchange-quoted selling prices at the close of business on the balance sheet date, after taking into account any impairment losses. Unlisted investments are shown at fair value, which is determined by the directors using appropriate valuation bases (after taking into account any impairment losses), unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses. Currently the group does not have any available-for-sale financial assets.

Loans and receivables

Staff housing loans, loan receivables, private label card receivables, trade receivables – retail and participation in export partnerships are classified as loans and receivables and are carried at amortised cost using the effective interest rate method, less accumulated impairment losses. Amortised cost for the group's participation in export partnerships is the group's cost of original participation less principal subsequent repayments received, plus the cumulative amortisation of the difference between the initial amount and the maturity amount, less any writedown for impairment of uncollectability. The fair value of loans and receivables, determined for disclosure purposes is estimated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Financial liabilities measured at amortised cost

Non-derivative financial liabilities including interest-bearing debt and trade and other payables are recognised at amortised cost, comprising original debt less principal payments and plus amortisations.

The fair value of non-derivative financial liabilities, determined for disclosure purposes, is estimated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are subsequently measured at fair value, with the gain or loss on remeasurement being recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any gain or loss depends on the nature of the hedge (refer hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is the present value of their forward price.

1 **ACCOUNTING POLICIES continued**

Derivative financial instruments continued

Share capital

Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital
Preference share capital is classified as equity. Dividends thereon are recognised as distributions within equity.

Gains and losses on subsequent measurement

All fair value gains and losses on subsequent measurement of financial instruments are recognised in profit or loss, except for hedged instruments and available-for-sale assets. Hedged instruments are accounted for as described in the hedging accounting policy. Gains and losses arising from available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on available-for-sale monetary items which are recognised in the income statement. When an investment classified as available-for-sale is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Foreign Currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates.

Foreign currency transactions

Transactions in currencies other than the entity's functional currency are translated at the rates of exchange ruling on the transaction date.

Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date. Foreign currency gains and losses arising on translation are recognised in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, which are recognised directly in equity.

Non-monetary assets and liabilities denominated in such currencies are translated using the exchange rate at the date of the transaction.

Foreign operations

As at the balance sheet date, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the presentation currency of the group at the rate of exchange ruling at the balance sheet date and their income statements are translated at the exchange rates at the dates of the transactions or the average rates if it approximates the actual rates.

Gains and losses arising on translation of the assets, liabilities, income and expenses of foreign operations are recognised directly in equity as a foreign currency translation reserve.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and is the difference between the cost of the acquisition and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment and whenever there is an indication of impairment.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Hedging

Gains and losses from remeasuring the hedging instruments relating to a *fair value hedge* at fair value are recognised immediately in profit or loss.

To the extent that they are effective, gains and losses from remeasuring the hedging instruments relating to a *cash flow hedge* to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss. The ineffective portion of any gain or loss is recognised immediately in the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Foschini Limited and its subsidiaries

Impairment of Assets

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

Non-financial assets

The carrying values of the group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Property, Plant and Equipment

Items of property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to transition to IFRS, are measured on the basis of deemed cost, being the fair value at the date of transition.

Property, plant and equipment are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfittings	20%
Passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Furniture and fittings	16,67%
Buildings	3,33%

Land is not depreciated.

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

1 ACCOUNTING POLICIES continued

Property, Plant and Equipment continued

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The day-to-day servicing costs of property, plant and equipment are recognised in profit or loss as incurred.

Gains or losses on the disposal of property, plant and equipment are credited or charged to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Intangible Assets

Intangible assets that are acquired by the group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Amortisation for intangible assets with finite useful lives is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Client lists	50%

Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Revenue Recognition

Turnover

Turnover represents the invoiced value of retail sales, excluding intra-group sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, there is no continuing management involvement with the goods, the amount of revenue can be measured reliably, costs and possible return of goods can be measured reliably and receipt of the future economic benefits is probable. Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, discounts and rebates.

Interest received

Interest is recognised on a time-proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.

Dividends received

Dividends received on equity instruments are recognised when the right to receive payment is established.

Merchants' commission

Commission income is recognised when the related transaction on which the commission is earned has been concluded.

Club income

Club income is recognised in the income statement when due.

Insurance income

Insurance income is recognised in the income statement when due and no further services are required.

Taxation

Income tax expense comprises current and deferred tax.

Income tax expense is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected taxation payable, calculated on the basis of taxable income for the year, using the tax rates enacted or substantively enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is recognised using the balance sheet method, to take into account the effect of temporary differences between the tax base of an asset or liability and its balance sheet carrying amount. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and associates to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realised simultaneously.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Secondary taxation on companies is provided in respect of dividend payments or declarations, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared and the liability to pay the related dividend is recognised.

Earnings Per Share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

Treasury Shares

Foschini Limited shares purchased and held by subsidiaries are classified as treasury shares and are presented as a reduction of equity.

Dividends received on treasury shares are eliminated on consolidation.

Gains or losses on disposal of treasury shares are accounted for directly in equity.

Issued and weighted average numbers of shares are reduced by treasury shares for earnings per share purposes.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel, jewellery, cosmetics, cellphones and homeware with significant business interests in the finance services industry. On a primary basis, the company is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- RCS Group – comprising RCS Personal Loans, RCS Cards and RCS Private Label Cards.

The group operates solely in the southern African market and accordingly has not identified any secondary segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Segment results are determined before any adjustments for minority interest and taxation.

Segment assets and liabilities comprise those operating assets and liabilities, excluding taxation, that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet.

Segment capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment and intangible assets other than goodwill.

Significant Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Significant areas of estimation, uncertainty and critical judgements made in applying the group's accounting policies, that potentially have a significant effect on the amounts recognised in the financial statements are as follows:

Trade receivables impairment

Trade receivables are disclosed net of any accumulated impairment losses. The calculation of the impairment amount is performed using the internationally-recognised Markov model. The Markov model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors' book. The directors believe that the application of the Markov model results in trade receivables balances being measured reliably.

Other

Further estimates and judgements are made relating to net realisable value of inventory; residual values, useful lives and depreciation methods; goodwill impairment tests (refer note 3); estimating the fair value of share options granted (refer note 32.1); and pension fund and employee obligations (refer note 32).

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
2. PROPERTY, PLANT AND EQUIPMENT		
Land and buildings		
At deemed cost	257.1	257,5
Accumulated depreciation	(58,1)	(52,0)
Carrying value at the end of the year	199.0	205,5
Shopfittings, vehicles, computers and furniture and fittings		
At cost	1 781,5	1 614,1
Accumulated depreciation	(1 133,1)	(1 037,5)
Carrying value at the end of the year	648,4	576,6
Total		
At cost/deemed cost	2 038,6	1 871,6
Accumulated depreciation	(1 191,2)	(1 089,5)
Carrying value at the end of the year	847,4	782,1

Analysis of movements

	Land and buildings	Shopfittings, vehicles, computers and furniture and fittings	Total
Carrying value at the beginning of the year	205,5	576,6	782,1
Additions	–	274,4	274,4
Disposals	(0,4)	(5,9)	(6,3)
Depreciation	(6,1)	(196,7)	(202,8)
Carrying value at the end of the year	199,0	648,4	847,4

None of the group's assets are in any way encumbered.

Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
3. GOODWILL AND INTANGIBLE ASSETS		
Goodwill		
At cost	27,0	27,0
Accumulated impairment losses	–	–
Carrying value at the end of the year	27,0	27,0
Intangible asset on acquisition of Instinct brand		
At cost	1,6	1,6
Accumulated amortisation	–	–
Carrying value at the end of the year	1,6	1,6
Intangible asset on acquisition of client lists		
At cost	6,2	4,4
Accumulated amortisation	(4,0)	(2,1)
Carrying value at the end of the year	2,2	2,3
Total		
At cost	34,8	33,0
Accumulated impairment losses/amortisation	(4,0)	(2,1)
Carrying value at the end of the year	30,8	30,9

	Goodwill	Intangible asset on acquisition of Instinct brand	Intangible asset on acquisition of client lists	Total
Carrying value at the beginning of the year	27,0	1,6	2,3	30,9
Additions	–	–	1,8	1,8
Impairment losses/amortisation	–	–	(1,9)	(1,9)
Carrying value at the end of the year	27,0	1,6	2,2	30,8

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities acquired through business combinations.

The Instinct brand intangible asset represents registered rights to the exclusive use of certain trademarks and brand names.

The client lists are name lists purchased by the RCS Group which are used to invite individuals to apply for loans.

Indefinite life goodwill is tested annually for impairment and as soon as there is an indication of impairment.

	2008 Rm	2007 Rm
Impairment testing of indefinite life goodwill		
Goodwill acquired through business combinations has been allocated to two individual cash-generating units as follows:		
Totalsports acquisition	9,3	9,3
RCS Personal Finance piecemeal acquisition	17,7	17,7
	27,0	27,0

The recoverable amount of both cash-generating units has been determined based on a value-in-use calculation, using cash flow projections which cover a three-year period. The cash flows have been discounted at a rate of 10%.

The following significant assumptions have been applied when reviewing the goodwill impairment:

- asset values have been based on the carrying amounts for the financial period;
- future expected profits have been estimated using historical information and approved budgets;
- Totalsports' sales growths and gross margins were based on historical performance, while costs were assumed to grow in line with expansion and expectation of inflation; and
- RCS Personal Finance projections are based on historical performance as well as anticipated growth in advances and expectations of future interest rates.

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
4. PREFERENCE SHARE INVESTMENT		
Held-to-maturity investment		
Cumulative preference shares	200,0	200,0

Comprises an investment of R200 million, redeemable from 25 August 2011, with dividends payable biannually on 15 December and 15 June.

This investment earns dividends at a rate of 63% of prime compounded semi-annually.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

	2008 Rm	2007 Rm
5. INVESTMENT IN ASSOCIATES		
RCS Home Loans (Proprietary) Limited	–	–
Effective Intelligence (Proprietary) Limited	5,0	–
	5,0	–

The group's share of profit in its equity accounted investees for the year was R0,9 million (2007: Rnil). This share of profit is in respect of Effective Intelligence (Proprietary) Limited, as the group did not recognise its share of losses relating to RCS Home Loans (Proprietary) Limited since the group has no obligation in respect of these losses.

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the group, are as follows:

	2008 Rm	2007 Rm
RCS Home Loans (Proprietary) Limited		
Revenue	18,9	–
Net loss before taxation	(2,4)	–
Taxation	1,3	–
Net loss after taxation	(1,1)	–
Non-current assets	1,5	–
Current assets	18,2	–
	19,7	–
Equity	(1,1)	–
Non-current liabilities	9,9	–
Current liabilities	10,9	–
	19,7	–
Effective Intelligence (Proprietary) Limited		
Revenue	13,3	–
Net profit before taxation	5,0	–
Taxation	(1,5)	–
Net profit after taxation	3,5	–
Non-current assets	0,4	–
Current assets	5,9	–
	6,3	–
Equity	3,6	–
Current liabilities	2,7	–
	6,3	–

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
6. STAFF HOUSING LOANS		
Loans and receivables		
Staff housing loans	2,0	3,8
Deduct amount to be repaid within one year, included in other receivables and prepayments	0,7	0,9
	1,3	2,9

Housing loans made to employees are secured by mortgage bonds, bear interest at varying rates linked to prime, and are repayable over varying periods, not exceeding 20 years.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

	2008 Rm	2007 Rm
7. PRIVATE LABEL CARD RECEIVABLES		
Loans and receivables		
Private label card receivables	1 068,3	826,7
Deduct amount to be repaid within one year, included in current assets	815,3	671,7
	253,0	155,0

Private label card receivables comprise a number of individual unsecured revolving card accounts, which attract interest at variable rates as per the National Credit Act.

The effective interest rate on these receivables for the year under review is 35,3% (2007: 34,2%).

The amounts are repayable over periods not exceeding two years.

There is a cession over these receivables in favour of The Standard Bank of South Africa Limited (SBSA) and Foschini Retail Group (Proprietary) Limited jointly in relation to their respective funding. Refer note 18.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

	2008 Rm	2007 Rm
8. LOAN RECEIVABLES		
Loans and receivables		
Loan receivables	716,2	866,5
Deduct amount to be repaid within one year, included in current assets	148,9	160,2
	567,3	706,3

Loan receivables comprise a number of individual unsecured loans. The loans bear interest at fixed rates determined on the initial advance of the loan based on the risk profile of the customer. The effective rate of interest earned during the year under review is 36,7% (2007: 36,3%). These loans are repayable over periods not exceeding five years.

There is a cession over these receivables in favour of The Standard Bank of South Africa Limited (SBSA) and Foschini Retail Group (Proprietary) Limited jointly in relation to their respective funding. Refer note 18.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

for the years ended 31 March

Foschini Limited and its subsidiaries

		2008 Rm	2007 Rm
9.	**PARTICIPATION IN EXPORT PARTNERSHIPS**		
	Loans and receivables		
	Certain subsidiary companies participated in various export partnerships, whose business was the purchase and export sale of containers. The partnerships bought and sold the containers in terms of long-term suspensive purchase and credit sale agreements respectively, with repayment terms usually over a 10- to 15-year period	100,5	111,1
	Deduct amount to be repaid within one year, included in current assets	8,0	7,6
		92,5	103,5
	The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.		
10.	**DEFERRED TAXATION**		
	Balance at 1 April	32,9	(1,8)
	Prior year overprovision	(16,1)	–
	Rate change	(0,8)	–
	Current year movement in temporary differences		
	Secondary tax on companies	(3,3)	(6,5)
	Operating leases	2,1	2,3
	Working capital allowances	(0,8)	33,4
	Capital allowances	(6,6)	(6,0)
	Restraint of trade payments	2,8	4,4
	Export partnerships (refer note 9)	7,8	7,1
	At 31 March	18,0	32,9
	Arising as a result of:		
	Deferred tax assets		
	Secondary tax on companies	–	3,3
	Operating leases	36,0	35,3
	Working capital allowances	154,1	139,3
	Capital allowances	(22,7)	(2,6)
	Restraint of trade payments	7,0	4,4
	Trademarks	0,1	–
	Deferred taxation asset	174,5	179,7
	Deferred tax liability		
	Capital allowances	(17,1)	(29,3)
	Working capital allowances	(33,4)	–
	Export partnerships (refer note 9)	(106,0)	(117,5)
	Deferred taxation liability	(156,5)	(146,8)
	Total deferred taxation	18,0	32,9

In the event that the total available distributable reserves of R4 573,7 (2007: R4 006,8) million were declared as a dividend to shareholders, the related secondary tax on companies would amount to R415,8 (2007: R445,2) million.

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
11. INVENTORY		
Merchandise	1 227,5	1 194,8
Raw materials	32,8	44,4
Goods in transit	10,0	34,3
Shopfitting stock	15,1	18,1
Consumables	4,6	1,3
	1 290,0	1 292,9
Inventory writedowns included above	69,9	64,2
12. TRADE RECEIVABLES – RETAIL		
Loans and receivables		
6-month revolving credit	1 339,2	1 370,1
12-month extended credit	1 075,7	865,1
	2 414,9	2 235,2

The effective rate of interest earned on the above receivables during the year under review is 15,3% (2007: 12,8%).

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

	2008 Rm	2007 Rm
13. CASH		
Bank balances	63,4	69,1



notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

		2008 Rm	2007 Rm
14. SHARE CAPITAL			
14.1	**Authorised**		
	200 000 (2007: 200 000) 6,5% cumulative preference shares of R2 each	0,4	0,4
	600 000 000 (2007: 600 000 000) ordinary shares of 1,25 cents each	7,5	7,5
		7,9	7,9

		Number of shares 2008	Number of shares 2007	2008 Rm	2007 Rm
14.2	**Issued**				
	Ordinary share capital				
	Ordinary shares of 1,25 cents each				
	Total in issue – company and group	240 498 241	240 498 241	3,0	3,0
	Shares held by subsidiary	(24 049 824)	(16 877 827)	(0,3)	(0.2)
	Shares held by share incentive trust	(11 883 952)	(11 667 877)	(0,1)	(0,1)
	Balance at the end of the year – company	240 498 241	240 498 241	3,0	3,0
	Balance at the end of the year – group	204 564 465	211 952 537	2,6	2,7
	Preference share capital				
	200 000 (2007: 200 000) 6,5% cumulative preference shares of R2 each			0,4	0,4
	Total issued share capital – company			3,4	3,4
	Total net issued share capital – group			3,0	3,1

14.3 Dividends

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. Holders of the cumulative preference shares receive a cumulative dividend of 6,5 cents per share at interim (September) and year-end (March) of each year.

14.4 Unissued

In terms of the provisions of the Companies Act No. 61 of 1973, and limited to the issuing of shares in terms of the company's obligations under the staff share incentive schemes, the unissued ordinary shares are under the control of the directors only until the forthcoming annual general meeting.

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

14. SHARE CAPITAL CONTINUED

14.5 Directors' interest

At 31 March 2008, the directors had the following interests in the company's issued shares:

	Shares 000's	Options exercised 000's	Price per share R	Year of delivery	**2008 Total 000's**	2007 Total 000's
Non-executive						
E Osrin (beneficial)	105,0	–	–	–	105,0	100,0
D M Nurek (non-beneficial)	10,0	–	–	–	10,0	10,0
F Abrahams	–	–	–	–	–	–
S E Abrahams	–	–	–	–	–	–
L F Bergman*	–	–	–	–	–	–
W V Cuba	–	–	–	–	–	–
N H Goodwin (beneficial)	27,0	–	–	–	27,0	27,0
	142,0	–			142,0	137,0
M Lewis (beneficial)	222,1	–	–	–	222,1	222,1
M Lewis (non-beneficial)	14 932,6	–	–	–	14 932,6	14 055,6
	15 154,7	–			15 154,7	14 277,7
D M Polak (beneficial)**	2 273,8	–	–	–	2 273,8	1 188,0
D M Polak (non-beneficial)	212,0	–	–	–	212,0	212,0
D M Polak	–	–	6,35	2008	–	479,2
D M Polak	–	–	16,60	2008	–	283,3
D M Polak	–	–	18,80	2008	–	200,0
D M Polak	–	–	9,70	2008	–	302,5
D M Polak	–	–	16,60	2008	–	283,3
D M Polak	–	–	18,80	2008	–	200,0
D M Polak	–	200,0	36,00	2009	200,0	200,0
D M Polak	–	150,0	60,95	2009	150,0	150,0
D M Polak	–	200,0	36,00	2011	200,0	200,0
D M Polak	–	150,0	60,95	2011	150,0	150,0
D M Polak	–	150,0	60,95	2013	150,0	150,0
	2 485,8	850,0			3 335,8	3 998,3
Total non-executive	17 782,5	850,0			18 632,5	18 413,0

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

	Shares 000's	Options exercised 000's	Price per share R	Year of delivery	2008 Total 000's	2007 Total 000's
14. SHARE CAPITAL CONTINUED						
14.5 Directors' interest continued						
Executive						
A D Murray (beneficial)#	1 035,8	–	–	–	1 035,8	797,8
A D Murray (non-beneficial)	137,6	–	–	–	137,6	137,6
A D Murray	–	–	18,80	2008	–	123,3
A D Murray	–	–	16,60	2008	–	166,7
A D Murray	–	200,0	9,70	2009	200,0	200,0
A D Murray	–	133,3	60,95	2009	133,3	133,3
A D Murray	–	116,7	36,00	2009	116,7	116,7
A D Murray	–	123,3	18,80	2010	123,3	123,3
A D Murray	–	166,7	16,60	2010	166,7	166,7
A D Murray	–	83,3	60,55	2010	83,3	83,3
A D Murray	–	133,3	60,95	2011	133,3	133,3
A D Murray	–	116,7	36,00	2011	116,7	116,7
A D Murray	–	83,3	60,55	2012	83,3	83,3
A D Murray	–	133,3	60,95	2013	133,3	133,3
A D Murray	–	83,3	60,55	2014	83,3	83,3
	1 173,4	1 373,2			2 546,6	2 598,6
R Stein (beneficial)	600,8	–	–	–	600,8	427,8
R Stein (non-beneficial)	275,7	–	–	–	275,7	275,7
R Stein	–	–	18,80	2008	–	93,3
R Stein	–	–	16,60	2008	–	116,7
R Stein	–	–	6,35	2008	–	197,8
R Stein	–	90,0	36,00	2009	90,0	90,0
R Stein	–	143,3	9,70	2009	143,3	143,3
R Stein	–	76,7	60,95	2009	76,7	76,7
R Stein	–	93,3	18,80	2010	93,3	93,3
R Stein	–	116,7	16,60	2010	116,7	116,7
R Stein	–	90,0	36,00	2011	90,0	90,0
R Stein	–	76,7	60,95	2011	76,7	76,7
R Stein	–	76,7	60,95	2013	76,7	76,7
	876,5	763,4			1 639,9	1 874,7
Total executive	2 049,9	2 136,6			4 186,5	4 473,3
Total	19 832,4	2 986,6			22 819,0	22 886,3

* L F Bergman resigned as a non-executive director of the group with effect from 14 April 2008.
** D M Polak retired on 31 December 2007 but continues to serve as a non-executive director from this date.
\# A D Murray was appointed as an executive director on 2 April 2007 and as group CEO on 1 January 2008.

No changes have been advised since 31 March 2008 other than the resignation of L F Bergman.

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

15. TREASURY SHARES

In terms of a special resolution passed at the annual general meeting of the company on 5 September 2007 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

	Number of shares	
	2008	2007
Foschini Stores (Proprietary) Limited	16 877 827	16 877 827
The Foschini Share Incentive Trust	11 667 877	11 049 675
Balance at the beginning of the year	28 545 704	27 927 502
Foschini Stores (Proprietary) Limited	7 171 997	-
The Foschini Share Incentive Trust	5 307 620	5 270 714
Shares purchased during the year	12 479 617	5 270 714
The Foschini Share Incentive Trust	(5 091 545)	(4 652 512)
Shares delivered during the year	(5 091 545)	(4 652 512)
Foschini Stores (Proprietary) Limited	24 049 824	16 877 827
The Foschini Share Incentive Trust	11 883 952	11 667 877
Balance at the end of the year	35 933 776	28 545 704

As at 31 March 2008 a subsidiary, Foschini Stores (Proprietary) Limited, held 24 049 824 (2007: 16 877 827) shares, representing 10,0% (2007: 7,0%) of the company's share capital. The Foschini Share Incentive Trust held 11 883 952 (2007: 11 667 877) shares, representing 4,9% (2007: 4,9%) of the company's share capital.



Foschini Limited and its subsidiaries

16. RESERVES

16.1 Dividend reserve

A liability for cash dividends and the related secondary taxation on companies (STC) charge is recognised in the period when the dividend is declared. An amount equal to dividends declared subsequent to the balance sheet date is transferred to the dividend reserve.

A final dividend of 170,0 (2007: 170,0) cents per ordinary share was declared on 29 May 2008 payable on 14 July 2008. This will give rise to STC of R33,7 million (net of relevant STC credits).

No liability has been raised, as this dividend was declared subsequent to the balance sheet date.

	2008 Rm	2007 Rm
Balance at 1 April	408,8	336,6
Transfer from dividend reserve to distributable earnings	(408,8)	(336,6)
Transfer to dividend reserve from distributable earnings	408,8	408,8
Balance at 31 March	408,8	408,8

16.2 Hedging reserve (deficit)

The hedging reserve (deficit) comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

	2008 Rm	2007 Rm
Balance at 1 April	(0,3)	(1,6)
Unrealised gain on hedging instruments	12,4	1,3
Balance at 31 March	12,1	(0,3)

16.3 Share-based payments reserve

This comprises the cumulative fair value of options granted to employees after 7 November 2002.

	2008 Rm	2007 Rm
Balance at 1 April	60,9	41,7
Share-based payment reserve movement	30,7	19,2
Balance at 31 March	91,6	60,9

16.4 Insurance cell reserves

As the insurance cells are defined as short-term insurers, they are required in terms of the provisions of the Short-Term Insurance Act No. 53 of 1998 to maintain a contingency reserve for adverse claims development. This reserve is calculated at a minimum of 10% of net written premium as defined in the legislation.

No distribution of this reserve can be made without the prior approval of the Registrar of Short-Term Insurance.

	2008 Rm	2007 Rm
Balance at 1 April	–	–
Transfer to reserves	1,5	–
Balance at 31 March	1,5	–

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

17. MINORITY INTEREST

The Standard Bank of South Africa Limited (SBSA) increased its shareholding in the RCS Group from 35% to 45% during the current financial year.

RCS Investment Holdings (Proprietary) Limited issued new shares during the year which resulted in a dilution in shareholding of 10% (refer note 35.5), thus taking SBSA's total shareholding to 45% at 31 March 2008, with the remaining 55% being held by the group.

	2008 Rm	2007 Rm
18. INTEREST-BEARING DEBT		
Non-current		
Unsecured fluctuating loans in terms of long-term bank facilities at prevailing interest rates	561,3	1 014,6
Current	1 201,0	5,9
Included in interest-bearing debt is an amount of R495,2 (2007: R389,7) million advanced by The Standard Bank of South Africa Limited (SBSA) to RCS Investment Holdings (Proprietary) Limited (RCSIH) and its subsidiaries in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries except RCSIH and accordingly can only be repaid out of the cash flows of RCSIH and its subsidiaries. Refer notes 7 and 8.		
The group's borrowing powers in terms of the articles of association of the company are unlimited.		
The group's management of and exposure to market and cash flow and liquidity risk is disclosed in notes 21 and 22.		
19. TRADE AND OTHER PAYABLES		
Financial liabilities		
Trade payables	478,4	828,2
Other liabilities		
VAT payable	12,1	3,6
Other payables and accruals	251,3	339,9
	741,8	1 171,7
The group's management of and exposure to market and cash flow and liquidity risk is disclosed in notes 21 and 22.		
20. POST-RETIREMENT DEFINED BENEFIT PLAN		
Post-retirement medical aid		
Balance at 1 April	84,1	80,1
Accruals made during the year	-	4,0
Balance at 31 March	84,1	84,1

Further details in respect of post-retirement medical aid benefits are included in note 32.5.

Foschini Limited and its subsidiaries

21. FINANCIAL RISK MANAGEMENT

21.1 Overview

The group has exposure to the following risks from its use of financial instruments:

- credit risk;
- cash flow and liquidity risk; and
- market risk.

This note presents information about the group's exposure to each of the above risks and the group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The board of directors has overall responsibility for the establishment and oversight of the group's risk management framework. The board has established the risk committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports quarterly to the board of directors on its activities.

The group's risk management policies are established to identify and analyse the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the group's activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The group audit committee oversees how management monitors compliance with the group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The group audit committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad-hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

21.2 Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises on trade receivables – retail, cash equivalents, investments, participation in export partnerships, staff housing loans, loan receivables and private label card receivables.

Trade receivables – retail

The group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. There is no concentration of credit risk.

The risk arising on trade receivables – retail is managed through a stringent group policy on the granting, continual review and monitoring of credit sales. The group has established a credit policy under which each new customer is analysed individually for creditworthiness before payment terms and conditions are offered. A credit facility is established for each customer, which represents the maximum open amount without requiring approval from the risk management committee; these limits are reviewed annually.

The group does not require collateral in respect of trade and other receivables.

The group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance is calculated using the internationally-recognised Markov model. The Markov model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors' book. The board of directors believe that the application of the Markov model results in trade receivables balances being measured fairly.

Foschini Limited and its subsidiaries

21. FINANCIAL RISK MANAGEMENT CONTINUED

21.2 Credit risk continued

Cash equivalents and investments

The group limits its exposure to credit risk through dealing with well-established financial institutions with high credit standing, and thus management does not expect any counterparty to fail to meet its obligations. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

Participation in export partnerships

A company listed on the JSE Limited has warranted certain important cash flow aspects of the subsidiary companies' participation in export partnerships. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

Staff housing loans, loan receivables and private label card receivables

The group limits its exposure to credit risk through a stringent group policy on the granting, continual review and monitoring of loan advances. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

21.3 Cash flow and liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure that it will always have sufficient cash flow to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

This risk is managed through cash flow forecasts, the optimisation of daily cash management and by ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

21.4 Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return.

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Currency risk

The group is exposed to currency risk as operating subsidiaries undertake transactions that are denominated in foreign currencies. These currencies are the euro, US Dollars (USD) and Sterling (GBP).

At any point in time it is the group's intention to hedge all its estimated foreign currency exposure in respect of forecast purchases over the following six months. The group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date. When necessary, forward exchange contracts are rolled over at maturity.

Refer to note 22.3 for further details.

Interest rate risk

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

In addition, the RCS Group enters into interest rate swap contracts for the purposes of cash flow hedging since the loan receivables largely bear interest at fixed rates whilst borrowings bear interest at variable rates.

Foschini Limited and its subsidiaries

21. FINANCIAL RISK MANAGEMENT CONTINUED

21.5 Capital management

The group primarily makes use of equity for capital management purposes.

The board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and to sustain future development of business. The board of directors monitors the return on equity, which the group defines as profit for the year divided by total average equity, including minority interests. The board of directors also monitors the level of dividends to ordinary shareholders.

The board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The group's medium-term target is to achieve a return on equity of 35%, in 2008 the return was 29,6% (2007: 32,5%).

From time to time the group purchases its own shares on the market. The shares are primarily intended to be used to meet the group's obligations in terms of its share option schemes (refer note 32).

There were no changes in the group's approach to capital management during the year.

Neither the company nor any of its subsidiaries are subject to externally imposed capital requirements except for the subsidiaries of RCS Investment Holdings (Proprietary) Limited who in terms of the shareholders' agreement with SBSA cannot lend in excess of 70% of their combined trade receivables value. This requirement has been met for the year under review.



Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS

22.1 Credit risk

Exposure

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

The maximum exposure to credit risk at the reporting date was:

	Carrying amount	
	2008 Rm	2007 Rm
Held-to-maturity investments		
Preference share investment	200,0	200,0
Loans and receivables		
Staff housing loans	1,3	2,9
Private label card receivables	1 068,3	826,7
Loan receivables	716,2	866,5
Participation in export partnerships	100,5	111,1
Trade receivables – retail	2 414,9	2 235,2
Other receivables and prepayments	150,0	186,9
Cash and cash equivalents	63,4	69,1
Interest rate swaps used for hedging		
Assets	1,8	–
Forward exchange contracts used for hedging		
Assets	10,3	–
Liabilities	–	(0,3)
	4 726,7	4 498,1

The group believes that there is no significant concentration of credit risk.

Impairment losses

The group manages the ageing of its trade receivables – retail book on both a contractual and recency basis, but uses the recency basis to calculate writeoff and impairment losses. Recency refers to the number of payment cycles that have elapsed since the last qualifying payment was received.

Recency categories range from 0 to 5, at which point the account will be charged off, unless the payment profile score is above a fixed level.

The ageing of past due unimpaired trade receivables – retail at 31 March was:

	2008 Rm	2007 Rm
Recency 1	379,3	346,3
Recency 2	121,9	107,9
Recency 3	52,6	45,7
Recency 4	18,0	15,0
Recency 5	5,1	2,2
	576,9	517,1

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.1 Credit risk continued

Impairment losses continued

	Carrying amount 2008 Rm	2007 Rm
The movement in the allowance for impairment in respect of trade receivables – retail during the year was as follows:		
Balance at 1 April	194,8	165,8
Impairment raised	243,1	216,8
Impairment loss recognised	(217,2)	(187,8)
Balance at 31 March	220,7	194,8
During the year the group renegotiated the terms of customers to the value of R131,0 (2007: R51,4) million. No impairment in respect of these customers was recognised (2007: Rnil).		
The group manages the ageing of its loan receivables and private label card receivables on a contractual basis.		
The ageing of past due unimpaired loan receivables at 31 March was:		
Past due 0 – 30 days	40,6	34,8
Past due 31 – 60 days	12,7	12,4
Past due 61 – 90 days	7,0	6,0
Past due more than 91 days	19,2	10,6
	79,5	63,8
The movement in the allowance for impairment in respect of loan receivables during the year was as follows:		
Balance at 1 April	82,3	54,6
Impairment raised	56,5	95,4
Impairment loss recognised	(84,3)	(67,7)
Balance at 31 March	54,5	82,3
No loan receivables have been renegotiated during the year (2007: Rnil).		
The ageing of past due unimpaired private label card receivables at 31 March was:		
Past due 0 – 30 days	206,7	164,9
Past due 31 – 60 days	94,5	63,3
Past due 61 – 90 days	53,2	28,5
Past due more than 91 days	73,9	6,3
	428,3	263,0
The movement in the allowance for impairment in respect of private label card receivables during the year was as follows:		
Balance at 1 April	73,7	55,6
Impairment raised	202,6	82,8
Impairment loss recognised	(169,4)	(64,7)
Balance at 31 March	106,9	73,7

Included in the carrying amount of private label card receivables is R73,5 (2007: Rnil) million relating to receivables whose terms have been renegotiated, which would otherwise have been past due.

Customers that are not past due and have a good track record with the group make up 74,9% of the trade receivables – retail book (2007: 75,0%), 84,5% of loan receivables (2007: 83,6%) and 57,6% of the private label card receivables (2007: 65,7%).

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.2 Cash flow and liquidity risk

The following are the contractual maturities of financial liabilities:

	Carrying amount	Cash flows	Less than 1 year	1 – 5 years	More than 5 years
31 March 2008					
Non-derivative financial liabilities					
Interest-bearing debt	1 762,3	1 762,3	1 201,0	561,3	–
Trade and other payables	741,8	741,8	741,8	–	–
	2 504,1	2 504,1	1 942,8	561,3	–
31 March 2007					
Non-derivative financial liabilities					
Interest-bearing debt	1 020,5	1 020,5	5,9	1 014,6	–
Trade and other payables	1 171,7	1 171,7	1 171,7	–	–
Derivative financial liabilities					
Interest rate swaps used for hedging	–	(6,3)	(4,3)	(2,0)	–
Forward exchange contracts used for hedging	0,3	185,1	185,1	–	–
	2 192,5	2 371,0	1 358,4	1 012,6	–

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and impact profit or loss:

	Carrying amount	Cash flows	Less than 1 year	1 – 5 years	More than 5 years
31 March 2008					
Interest rate swaps					
Assets	1,8	2,0	1,9	0.1	–
Forward exchange contracts					
Assets	10,3	(134,9)	(134,9)	–	–
	12,1	(132,9)	(133,0)	0,1	–
31 March 2007					
Interest rate swaps					
Assets	–	6,3	4,3	2,0	–
Forward exchange contracts					
Liabilities	(0,3)	(185,1)	(185,1)	–	–
	(0,3)	(178,8)	(180,8)	2,0	–

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.3 Currency risk

Exposure to currency risk

Exposure to currency risk is hedged through the use of forward exchange contracts. At 31 March the group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. These amounted to:

	Foreign currency 000's	Rand equivalent (at forward cover rate) R'000
31 March 2008		
USD	17 528	131 467
euro	214	2 350
GBP	73	1 068
		134 885
31 March 2007		
USD	24 611	181 396
euro	190	1 850
GBP	130	1 856
		185 102

The following significant exchange rates applied during the year:

	Average rate 2008	Average rate 2007	31 March spot rate 2008	31 March spot rate 2007
USD	7,15	7,06	8,14	7,30
euro	10,14	9,06	12,43	9,76
GBP	14,34	13,37	16,04	14,35

Sensitivity analysis

The group is primarily exposed to the US Dollar, euro and British Pound currencies. The following analysis indicates the group's sensitivity at year-end to the indicated movements in these currencies on financial instruments, assuming that all other variables, in particular interest rates, remain constant. The rates of sensitivity are the rates used when reporting the currency risk to the board and represents management's assessment of the potential change in foreign currency exchange rates at the reporting date.

A 10% strengthening of the Rand against the following currencies at 31 March would have increased (decreased) equity and profit or loss by the amounts shown below.

	Equity Rm	Profit or loss Rm
31 March 2008		
USD	11,4	–
euro	0,2	–
GBP	0,1	–
31 March 2007		
USD	17,4	–
euro	0,1	–
GBP	0,1	–

A 10% weakening of the Rand against the above currencies at 31 March would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.4 Interest rate risk

Profile

At 31 March the interest rate profile of the group's interest-bearing financial instruments was:

	Carrying amount 2008 Rm	2007 Rm
Fixed rate instruments		
Financial assets	716,2	866,5
Financial liabilities	(100,0)	–
	616,2	866,5
Variable rate instruments		
Financial assets	3 547,9	3 133,9
Financial liabilities	(1 662,3)	(1 020,5)
	1 885,6	2 113,4

Fair value sensitivity analysis for fixed rate instruments

The group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at 31 March would not affect profit or loss.

Interest rate sensitivity analysis for variable rate instruments

An increase of 100 basis points in interest rates at 31 March would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis for 2007.

	Profit or loss Rm	Equity Rm
31 March 2008		
Variable rate instruments	89,9	–
Interest rate swaps	3,3	1,5
Cash flow sensitivity (net)	93,2	1,5
31 March 2007		
Variable rate instruments	94,7	–
Interest rate swaps	4,6	7,5
Cash flow sensitivity (net)	99,3	7,5

A decrease of 100 basis points in interest rates at 31 March would have had the equal but opposite effect on equity and profit or loss on the basis that all other variables remain constant.

22.5 Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities reasonably approximate their carrying values in the balance sheet.

Foschini Limited and its subsidiaries

23. POST-BALANCE SHEET EVENT

No significant events took place between the end of the financial year under review and the date of signature of these financial statements.

	2008 Rm	2007 Rm
24. COMMITMENTS AND CONTINGENT LIABILITIES		
Authorised capital commitments	–	–
Contingent liabilities		
There are no known contingent liabilities requiring disclosure.		
Forward exchange commitments		
Refer to note 22.3.		
25. REVENUE		
Retail turnover	7 668,7	7 230,0
Interest received (refer note 26)	1 056,4	877,4
Dividends received – retail	17,2	22,8
Merchants' commission – RCS Group	39,7	36,2
Club income – retail	175,6	159,9
Club income – RCS Group	5,5	4,3
Customer charges income – retail	16,5	16,0
Customer charges income – RCS Group	99,1	39,7
Insurance income – retail	80,0	35,5
Insurance income – RCS Group	66,0	66,9
Cellular income – one2one airtime product	22,6	8,8
Sundry income – retail	6,3	30,3
	9 253,6	8 527,8
26. INTEREST RECEIVED		
Trade receivables – retail	385,5	299,3
Loan receivables	314,7	336,5
Private label card receivables	347,9	237,0
Sundry – RCS Group	1,1	1,0
Sundry – retail	7,2	3,6
	1 056,4	877,4

notes to the financial statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

27. OPERATING PROFIT BEFORE FINANCE CHARGES

Operating profit before finance charges has been arrived at after taking account of:

	2008 Rm	2007 Rm
Net trading expenses		
Depreciation and amortisation	(204,7)	(174,1)
Employee costs: normal	(1 053,9)	(920,9)
Employee costs: bonuses	–	(4,4)
Employee costs: restraint payments	(35,4)	(20,0)
Employee costs: share-based payments	(30,7)	(19,2)
Store occupancy costs: normal	(575,8)	(512,7)
Store occupancy costs: operating lease liability adjustment	(7,7)	(7,7)
Net bad debt and provision movement – retail	(217,2)	(187,8)
Net bad debt and provision movement – RCS Group	(253,7)	(132,4)
Other operating costs	(489,8)	(466,5)
Other revenue	511,3	397,6
	(2 357,6)	(2 048,1)
The following disclosable amounts are included above:		
Auditors' remuneration		
Audit fees	2,9	2,8
Fees for other services	0,1	0,1
(Profit) loss on sale of property, plant and equipment	(0,8)	0,1
Retirement fund expenses	91,0	79,7
Staff discount	11,5	11,4
Net foreign exchange loss	5,8	1,4

28. INTEREST PAID

	2008 Rm	2007 Rm
Interest expense on financial liabilities measured at amortised cost	120,1	104,7

for the years ended 31 March

Foschini Limited and its subsidiaries

	2008 Rm	2007 Rm
29. INCOME TAX EXPENSE		
South African current taxation		
Current year	507,0	550,7
Prior year (over) under provision	(22.1)	6,6
Secondary tax on companies	71,1	59,3
Capital gains tax	–	0,4
South African deferred taxation		
Current year	(1,3)	(34,4)
Rate change	0.8	–
Prior year under (over) provision	16,1	(7,0)
Secondary tax on companies	–	6,6
Non-South African current taxation		
Current year	9,3	7,9
Prior year under provision	–	0,1
Non-South African deferred taxation		
Current year	(0,7)	0,1
	580,2	590,3

	%	%
Reconciliation of tax rate		
Effective tax rate	32,5	33,1
Exempt income	1,2	0,4
Non-deductible expenditure	(0,8)	(0,7)
Non-South African tax rate	(0,1)	(0,1)
Prior year under provision	0,4	–
Rate change	(0,1)	–
Secondary tax on companies and withholding tax on dividends	(4,1)	(3,7)
South African statutory rate	29,0	29,0

for the years ended 31 March

Foschini Limited and its subsidiaries

30. EARNINGS PER SHARE

		2008 Rm	2007 Rm
30.1	**Basic and headline earnings per share** The calculation of basic and headline earnings per share at 31 March 2008 was based on profit for the year attributable to ordinary shareholders of Foschini Limited and headline earnings of R1 128,4 (2007: R1 119,2) million divided by the weighted average number of ordinary shares as follows:		
	Profit attributable to equity holders of Foschini Limited	1 128,4	1 119,2
	Headline earnings	1 128,4	1 119,2
	Weighted average number of ordinary shares in issue	206 282 464	209 493 784
	Earnings per ordinary share (cents)	547,0	534,2
	Headline earnings per ordinary share (cents)	547,0	534,2
30.2	**Diluted earnings and headline earnings per share** The calculation of diluted earnings and headline earnings per share at 31 March 2008 was based on profit for the year attributable to ordinary shareholders of Foschini Limited and headline earnings of R1 128,4 (2007: R1 119,2) million divided by the fully diluted weighted average number of ordinary shares as follows:		
	Weighted average number of ordinary shares as above	206 282 464	209 493 784
	Number of shares that would have been issued for no consideration	3 451 493	7 895 952
	Weighted average number of ordinary shares used for dilution	209 733 957	217 389 736
	Diluted earnings per share (cents)	538,0	514,8
	Diluted headline earnings per share (cents)	538,0	514,8

31. OPERATING LEASE OBLIGATION

The group leases most of its trading premises under operating leases.

Leases on trading premises are contracted for periods of between five and ten years, with renewal options for a further five years, wherever possible. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 8% per annum.

At 31 March, future non-cancellable minimum lease rentals are as follows:

	2008 Rm	2007 Rm
Less than 1 year	612,5	534,1
More than 1 year and less than 5 years	1 559,4	1 253,9
More than 5 years	49,4	255,2

Foschini Limited and its subsidiaries

32. EMPLOYEE BENEFITS

32.1 Share incentive schemes

Certain employees of the group participate in its share incentive schemes.

The scheme rules of the 1990 and 1997 schemes provide that delivery and payment for the shares take place in three equal tranches on the second, fourth and sixth anniversary of the date on which the options were exercised.

The scheme rules of the 2007 scheme provide that, upon fulfilment of certain performance conditions, the share appreciation rights (SARs) may be converted from the third anniversary of the grant date.

The fair value of options granted and exercised after 7 November 2002 was determined using a binomial option-pricing model. The assumptions used in determining the fair value are as follows:

	2008	2007
Options granted and exercised during the financial year ending 31 March		
Exercise price	R38,30 to R70,63	R43,59 to R69,01
Expected volatility	26,7% to 31,1%	29,0% to 32,9%
Expected dividend yield	3,4% to 7,2%	3,6% to 3,9%
Risk-free interest rate	8,1% to 9,5%	7,3% to 8,6%

The group recognised total expenses of R30,7 (2007: R19,2) million related to these equity-settled share-based payment transactions during the year.

Details of the share options outstanding at the end of the year are set out below.

	Number of share options	
Foschini Staff Share Incentive Scheme (1990)		
Options granted, but not exercised at 1 April	–	19 009
Options exercised during the year	–	(19 009)
Options granted, but not exercised at 31 March	–	–
Foschini 1997 Share Option Scheme		
Options exercised, subject to future delivery, at 1 April	16 840 174	17 041 730
Options exercised during the year, subject to future delivery	325 000	4 861 676
Options forfeited during the year	(1 519 351)	(429 729)
Options delivered during the year	(5 091 545)	(4 633 503)
Options exercised, subject to future delivery, at 31 March	10 554 278	16 840 174

Foschini Limited and its subsidiaries

32. EMPLOYEE BENEFITS CONTINUED

32.1 Share incentive schemes continued

	Number of share options 2008	2007
Foschini 2007 Share Incentive Scheme		
SARs granted, subject to fulfilment of conditions, at 1 April	–	–
SARs granted during the year, subject to fulfilment of conditions	4 077 500	–
SARs granted, subject to fulfilment of conditions, at 31 March	4 077 500	–

Options in terms of the 1997 scheme will be delivered during the following financial years:

Year	Average price	2008
2009	37,66	4 744 429
2010	21,17	1 696 703
2011	47,40	2 573 048
2012	49,46	210 002
2013	60,01	1 221 760
2014	58,47	108 336
		10 554 278

SARs in terms of the 2007 scheme may be converted from the 2011 financial year.

These schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Limited as follows:

	2008	2007
Shares held at the beginning of the year	11 667 877	11 049 675
Options exercised during the year	–	(19 009)
Shares delivered during the year	(5 091 545)	(4 633 503)
Shares purchased during the year	5 307 620	5 270 714
Shares held at the end of the year	11 883 952	11 667 877



Foschini Limited and its subsidiaries

32. EMPLOYEE BENEFITS CONTINUED

32.2 Staff housing loans

Refer note 6.

32.3 Retirement funds

Foschini Group Retirement Fund: Defined contribution plan

The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants.

All permanent employees of wholly-owned subsidiaries of Foschini Limited, excluding those that are members of the Namflex or Swaziland Funds, are members of the retirement fund.

An actuarial valuation of the fund was performed as at 31 December 2006, in which the valuator reported that the fund was in a sound financial position.

The actuarial valuation as at 31 December 2009 is due to be performed during the 2011 financial year.

Investment Solutions Pension Fund: Defined contribution plan

All employees above an annually determined pensionable salary threshold pay 7,5% of their above-threshold earnings as contributions into this fund, which is an umbrella retirement funding arrangement.

Investment Solutions Provident Fund: Defined contribution plan

All employees above an annually determined pensionable salary threshold are required to be members of this fund. The employer contributes 1,5% of employee's earnings to this fund.

Liberty Life Provident Fund: Defined contribution plan

Employees of RCS Investment Holdings (Proprietary) Limited, a non-wholly-owned subsidiary, are not members of The Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Namflex Pension Fund: Defined contribution plan

All permanent employees in Namibia under normal retirement age are required to be members of the Namflex Pension Fund. This fund is a money purchase arrangement whereby the members pay 7,5% of their pensionable salary as contributions towards retirement benefits.

Swaziland Provident Fund: Defined contribution plan

All permanent employees in Swaziland under normal retirement age are required to be members of the Swaziland Provident Fund, whereby members pay 7,5% of their pensionable salary as contributions to this fund.

The employers and the members make equivalent contributions in respect of retirement benefits. In addition, the employers cover death and disability benefits, reinsurance, and administration and management costs.

	Number of members		Contributions	
	2008	2007	**2008**	2007
Summary per fund:			**Rm**	Rm
The Foschini Group Retirement Fund	9 492	9 326	78,9	69,7
Namflex Pension Fund	208	207	1,2	1,2
Swaziland Pension Fund	10	9	–	–
Liberty Life Provident Fund	275	216	6,3	4,5
Investment Solutions Pension Fund	124	119	3,4	3,1
Investment Solutions Provident Fund	126	123	1,2	1,2
	10 235	10 000	91,0	79,7

Foschini Limited and its subsidiaries

32. EMPLOYEE BENEFITS CONTINUED

32.4 Medical aid

The Foschini Group Medical Aid Scheme: Defined benefit plan

The company and its wholly-owned subsidiaries operate a defined benefit medical aid scheme for the benefit of their permanent employees (excluding those employed in Namibia and Botswana). Membership of the scheme is voluntary, except for senior employees.

Total membership currently stands at 2 277 principal members.

These costs are charged against income as incurred and amounted to R20,1 (2007: R18,2) million, with employees contributing a further R20,1 million to the fund.

In respect of the year ended 31 December 2007, the scheme earned contributions of R39,5 million and reflected a net surplus of R1,0 million after the deduction of all expenses. The fund had net assets totalling R40,4 million.

The projected surplus in respect of the year ending 31 December 2008 is R0,1 million.

Bankmed Medical Aid Scheme: Defined benefit plan

Permanent employees in Namibia are voluntary members of the Bankmed Medical Aid Scheme.

These costs are charged against income as incurred and amounted to R0,5 (2007: R0,5) million, with employees contributing a further R0,5 million to the fund. There are currently 65 members of this fund.

Ingwe Health Plan: Defined benefit plan

An external medical aid scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the schemes mentioned above. The plans offered cater for lower income earners, and 303 employees are currently members. Costs charged to income total R1,8 million.

Discovery Health: Defined benefit plan

All permanent staff of RCS Investment Holdings (Proprietary) Limited, a non-wholly-owned subsidiary are required to become members of their choice of the medical plans offered by Discovery Health.

These costs are charged against income as incurred and amounted to R2,3 million. Total membership currently stands at 269 principal members.

32.5 Post-retirement medical aid

Qualifying retired employees are entitled to medical aid benefits, which have been fully provided for (refer note 20).

The cost of providing post-retirement medical aid has been determined in accordance with IAS 19 and the charge against income for the year was Rnil (2007: R4,0) million.

The principal assumptions at the last valuation date, being 31 March 2008, were as follows:

Net discount rate	2%
Withdrawal rates	0% – 24%
Normal retirement age	60 – 65 years

32.6 Other

Group employees and pensioners are entitled to a discount on purchases made at stores within the group.

Foschini Limited and its subsidiaries

33. DIRECTORS' REMUNERATION

	Fees R'000	Remuner-ation R'000	Pension fund R'000	Travel allowance R'000	Other benefits* R'000	2008 Total R'000	2007 Total R'000
Non-executive							
E Osrin	757,5	–	–	–	–	757,5	
D M Nurek	296,9	–	–	–	–	296,9	
F Abrahams	210,0	–	–	–	–	210,0	
S E Abrahams	246,2	–	–	–	–	246,2	
L F Bergman	152,5	–	–	–	–	152,5	
W V Cuba	152,5	–	–	–	–	152,5	
N H Goodwin	188,8	–	–	–	–	188,8	
M Lewis	150,0	–	–	–	–	150,0	
D M Polak**	–	–	–	–	–	–	
Total	2 154,4	–	–	–	–	2 154,4	
Executive							
A D Murray#	–	2 507,5	241,0	217,3	6 156,2	9 122,0	
R Stein	–	1 649,3	176,8	217,3	4 076,5	6 119,9	
D M Polak **	–	2 527,5	236,2	212,6	83,8	3 060,1	
Total	–	6 684,3	654,0	647,2	10 316,5	18 302,0	
Total remuneration 2008	2 154,4	6 684,3	654,0	647,2	10 316,5	20 456,4	
Non-executive							
E Osrin	712,5	–	–	–	–		712,5
D M Nurek	236,3	–	–	–	–		236,3
F Abrahams	178,7	–	–	–	–		178,7
S E Abrahams	201,2	–	–	–	–		201,2
L F Bergman	135,0	–	–	–	–		135,0
W V Cuba	135,0	–	–	–	–		135,0
N H Goodwin	158,8	–	–	–	–		158,8
M Lewis	130,0	–	–	–	–		130,0
Total	1 887,5	–	–	–	–		1 887,5
Executive							
D M Polak**	–	3 110,8	286,0	269,9	184,3		3 851,0
R Stein	–	1 519,6	158,1	206,9	97,8		1 982,4
Total	–	4 630,4	444,1	476,8	282,1		5 833,4
Total remuneration 2007	1 887,5	4 630,4	444,1	476,8	282,1		7 720,9

* Other benefits include medical aid and group life cover, as well as restraint payments covering a four-year term of R6,0 (2007: Rnil) million to A D Murray and R4,0 (2007: Rnil) million to R Stein.

** D M Polak retired on 31 December 2007, but continues to serve as a non-executive director from this date.

A D Murray was appointed as an executive director on 2 April 2007 and as Group CEO on 1 January 2008.

In accordance with the requirements of IFRS 2, the fair value of share options granted to employees is expensed in the income statement over the term of the option. An amount of R3,7 (2007: R2,1) million, R1,9 (2007: R1,1) million and R2,7 (2007: R2,5) million was recognised in respect of options granted to Messrs A D Murray, R Stein and D M Polak respectively. These amounts are not included in the amounts reflected above.

for the years ended 31 March

Foschini Limited and its subsidiaries

34. RELATED PARTY TRANSACTIONS

Shareholders

An analysis of the principal shareholders of the company is provided in the Shareholdings section of the annual report.

For details of directors' interests refer to note 14.5.

Subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arm's length transactions. These intra-group transactions have been eliminated on consolidation.

Other related parties

The Foschini Group Retirement Fund

The Foschini Group Retirement Fund is administered by Foschini Retail Group (Proprietary) Limited, a subsidiary of Foschini Limited.

	2008 Rm	2007 Rm
Administration fee earned from The Foschini Group Retirement Fund	1,6	1,3

An executive director of Foschini Limited (Mr R Stein) is also a trustee of the Foschini Group Retirement Fund.

Directors

Remuneration

Details relating to executive and non-executive directors' remuneration are disclosed in note 33.

Interest of directors in contracts

No directors have any interests in contracts.

Executive directors are bound by service contracts.

Loans to directors

No loans have been made to directors.

Employees

Details relating to the share incentive schemes are disclosed in note 32.1.

Key management personnel

Key management personnel are those having authority and responsibility for planning, directing and controlling activities, directly or indirectly, including any director of that entity. Executive directors and associates of all subsidiary companies and Foschini Limited have been classified as key management personnel.

No key management personnel had a material interest in any contract of significance with any group company during the year under review.

Remuneration paid to key management personnel is as follows:

	2008 Rm	2007 Rm
Remuneration	58,7	49,5
Pension fund	6,5	5,3
Travel allowance	8,5	7,4
Other benefits	1,9	1,8
Performance bonus	4,1	4,5
Fair value of share options granted*	24,5	16,9
Total remuneration	104,2	85,4

* The fair value of options granted is the annual expense determined in accordance with IFRS 2 Share-based payments.

Refer to note 33 for further disclosure regarding remuneration paid to executive directors of the company.

Foschini Limited and its subsidiaries

		2008 Rm	2007 Rm
35.	**CASH FLOW**		
35.1	**Operating profit before working capital changes**		
	Profit before tax	1 786,3	1 782,3
	Adjusted for:		
	Interest received	(1 056,4)	(877,4)
	Interest paid	120,1	104,7
	Dividends received	(17,2)	(22,8)
	Income from associate	(0,9)	–
	Depreciation and amortisation	204,7	174,1
	Share-based payments	30,7	19,2
	Operating lease liability	7,7	7,7
	(Profit) loss on sale of property, plant and equipment	(0,8)	0,1
	Operating profit before working capital changes	1 074,2	1 187,9
35.2	**Working capital changes**		
	Decrease (increase) in inventory	2,9	(176,2)
	Increase in trade and other receivables	(141,3)	(207,6)
	(Decrease) increase in trade and other payables	(429,9)	165,7
	Increase in working capital	(568,3)	(218,1)
35.3	**Reconciliation of taxation paid**		
	Amount unpaid at the beginning of the year	(234,7)	(327,9)
	Current year provision	(565,3)	(625,0)
	Amount unpaid at the end of the year	64,9	234,7
		(735,1)	(718,2)
35.4	**Reconciliation of dividends paid**		
	Dividends declared during the year	(592,6)	(500,6)
	Dividends paid by subsidiary to outside shareholders	(84,8)	(51,6)
		(677,4)	(552,2)
35.5	**Proceeds on dilution of interest in subsidiary**		
	As part of the agreement entered into with The Standard Bank of South Africa Limited (SBSA) (refer note 17), RCS Investment Holdings (Proprietary) Limited issued further shares, which were acquired by SBSA. This resulted in a further dilution of 10%.		
	SBSA's holding in this subsidiary at 31 March 2008 was 45%.		
	The cash flow effects of the acquisition by SBSA of this further 10% are reflected below.		
	Purchase consideration	211,5	183,3
	Fair value of net assets	119,4	71,2
	Profit on dilution	92,1	112,1
	Proceeds on dilution of interest in subsidiary	211,5	183,3

Foschini Limited and its subsidiaries

36. RECLASSIFICATION

Certain comparative figures have been restated in order to improve disclosure. These adjustments have no effect on comparative earnings.

The effect on the comparative balance sheet is as follows:

	2007 Rm
Changes to current liabilities	
Increase in trade and other payables	32,6
Increase in post-retirement – defined benefit plan	84,1
Decrease in employee benefits accruals	(116,7)
	–

The increase in trade and other payables is as a result of reclassifying the leave pay and AIDS accruals which were previously included with post-retirement medical aid as employee benefit accruals.

37. ACCOUNTING STANDARDS AND INTERPRETATIONS TO BE ADOPTED IN FUTURE YEARS

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards and Interpretations that are applicable to the group and may have an impact on future financial statements:

IFRS 8 Segmental reporting

This statement, which will be applicable to the group for the year ending 31 March 2010, requires significant additional disclosures as it extends the scope of segmental reporting.

IAS 1 Presentation of financial statements

This statement, which will be applicable to the group for the year ending 31 March 2010, requires changes to the titles of financial statements and the presentation of all non-owner changes in equity as a separate statement of comprehensive income. It is not expected to have a material impact on the group.

IFRS 2 Share-based payment

An amendment to the current IFRS 2 has been published which will be applicable to the group for the year ending 31 March 2010. The amendment was made to clarify the terms "vesting conditions" and "cancellations". It is not expected to have a material impact on the group.

IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures

A revised IFRS 3 Business Combinations has been issued by the International Accounting Standards Board (IASB) with consequential amendments to IAS 27, IAS 28 and IAS 31. The amendments made relate mainly to the application of the acquisition method and will be applicable to the group for the year ending 31 March 2011.

Foschini Limited

as at 31 March

BALANCE SHEET

	Note	2008 Rm	2007 Rm
ASSETS			
Non-current assets			
Investment in preference shares		200,0	200,0
Interest in subsidiaries	Appendix 1	1 968,5	1 880,7
Deferred taxation		–	3,3
		2 168,5	2 084,0
Current assets			
Interest in subsidiaries	Appendix 1	527,7	821,6
Other receivables		5,1	4,4
Cash and cash equivalents		0,3	0,2
		533,1	826,2
Total assets		2 701,6	2 910,2
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	14.2	3,4	3,4
Share premium		498,7	498,7
Dividend reserve	16.1	408,8	408,8
Distributable reserve		1 726,3	1 964,7
		2 637,2	2 875,6
Current liabilities			
Other payables		5,5	17,1
Taxation payable		58,9	17,5
		64,4	34,6
Total equity and liabilities		2 701,6	2 910,2
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		1 376,0	751,1

Foschini Limited continued

for the years ended 31 March

INCOME STATEMENT

	2008 Rm	2007 Rm
Profit before taxation*	568,3	343,8
Taxation – current year	(114,1)	(52,9)
Profit attributable to ordinary shareholders after taxation	454,2	290,9
* after taking account of:		
Dividends received – subsidiary companies	309,7	275,0
– preference	17,1	16,9

STATEMENT OF CHANGES IN EQUITY

	2008 Rm	2007 Rm
Equity at the beginning of the year	2 875,6	3 161,9
Profit for the year	454,2	290,9
Dividends paid	(692,6)	(577,2)
Equity at the end of the year	2 637,2	2 875,6



Foschini Limited continued

for the years ended 31 March

APPENDIX 1: SUBSIDIARY COMPANIES

Name of subsidiary	Note	Issued share capital R	2008 Cost Rm	2007 Cost Rm	2008 Indebtedness Rm	2007 Indebtedness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Limited	2,3,7	2	102,5	102,5	1 864,6	2 477,2
Retail Credit Solutions (Pty) Limited	2	18 200	–	–	–	–
What U Want To Wear (Pty) Limited	2	66 200	0,1	0,1	–	–
Markhams (Pty) Limited	2	1	–	–	–	–
Fashion Retailers (Pty) Limited	4	250 006	0,2	0,2	–	–
Foschini Finance (Pty) Limited	2	6	–	–	–	–
Foschini Stores (Pty) Limited	2,6	1	–	–	528,6	121,5
Foschini Swaziland (Pty) Limited	5	2	–	–	–	–
Foschini Investments (Pty) Limited	2	10	–	–	–	–
Total trading subsidiaries			102,8	102,8	2 393,2	2 598,7
Other*			1,1	1,7	(0,9)	(0,9)
Total			103,9	104,5	2 392,3	2 597,8

Summary	2008 Rm	2007 Rm
Investment in shares at cost	103,9	104,5
Amounts owing by subsidiaries – non-current portion	1 864,6	1 776,2
Total non-current portion	1 968,5	1 880,7
Amounts owing by subsidiaries – current portion	527,7	821,6
Total interest in subsidiaries	2 496,2	2 702,3

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. Incorporated in South Africa
3. Included is an amount of R102,5 (2007: R102,5) million representing the fair value of 102 500 R1 preference shares issued on 28 February 2002. The directors' valuation thereof at 31 March 2008 is R102,5 (2007: R102,5) million.
4. Incorporated in Namibia
5. Incorporated in Swaziland
6. The loan to subsidiary is unsecured, interest free and no fixed date for repayment has been determined.
7. The loan to subsidiary is unsecured, bears interest at rates determined from time to time and no fixed date for repayment has been determined.

* A schedule of these details is available on request.

Foschini Limited continued

for the years ended 31 March

APPENDIX 2: RELATED PARTY INFORMATION

	2008 Rm	2007 Rm
Loans to and from related parties are disclosed in appendix 1.		
Interest was received from the following related party:		
Foschini Retail Group (Pty) Limited	235,9	56,0
Dividends were received from the following related parties:		
Retail Credit Solutions (Pty) Limited	160,5	158,3
Foschini Retail Group (Pty) Limited	45,6	53,5
Foschini Investments (Pty) Limited	-	8,0
Foschini Finance (Pty) Limited	11,8	9,9
Markhams (Pty) Limited	31,6	-
Sport Scene (Pty) Limited	-	0,5
Pages Stores (Pty) Limited	-	4,3
Foschini Stores (Pty) Limited	60,2	40,5
	309,7	275,0
Preference dividends were received from the following related party:		
Foschini Retail Group (Pty) Limited	7,7	6,5
Dividends were paid to the following related parties:		
Foschini Stores (Pty) Limited	60,2	40,5
The Foschini Share Incentive Trust	39,8	36,1
	100,0	76,6



Foschini Group Annual Report 2008 • 167

shareholdings

Foschini Limited

Analysis of shareholdings at 31 March 2008

Spread analysis	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
1 – 1 000 shares	1 930	51,0	796 691	0,3
1 001 – 10 000 shares	1 218	32,2	4 192 295	1,7
10 001 – 100 000 shares	394	10,5	13 072 150	5,5
100 001 – 1 000 000 shares	196	5,2	60 696 439	25,2
1 000 001 shares and over	43	1,1	161 740 666	67,3
	3 781	100,0	240 498 241	100,0

Distribution of shareholdings

Category	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
Banks	84	2,2	55 925 933	23,2
Companies	223	5,9	39 992 491	16,6
Insurance companies	28	0,7	7 385 139	3,1
Mutual funds	170	4,5	47 671 031	19,8
Nominee companies and trusts	568	15,0	17 293 446	7,2
Pension and provident funds	230	6,1	60 259 382	25,1
Individuals	2 478	65,6	11 970 819	5,0
	3 781	100,0	240 498 241	100,0

Beneficial shareholdings greater than 5%

Beneficial interests – direct and indirect as per share register and information supplied by nominee companies as at 31 March 2008	Holding	Percentage
Foschini Stores (Pty) Limited	24 049 824	10,0
Public Investment Corporation	14 251 406	5,9
Investment Solutions	13 685 663	5,7
Lewis family	15 154 737	6,3
	67 141 630	27,9

Fund managers' holdings greater than 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares	Holding	Percentage
Investec Asset Management (SA)	46 363 882	19,3
Prudential Portfolio Managers	18 949 390	7,9
Franklin Resources Inc	12 357 438	5,1
	77 670 710	32,3

Shareholding spread

Category	Number of beneficial shareholdings	% of total	Number of shares held	Percentage of shares in issue
Public	3 744	99,0	182 824 675	76,0
Directors	34	0,9	21 739 790	9,1
Trustees	2	0,1	11 883 952	4,9
Subsidiary	1	–	24 049 824	10,0
Total	3 781	100,0	240 498 241	100,0

notice of annual general meeting

Foschini Limited

Notice is hereby given that the seventy-first Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town on Wednesday, 3 September 2008 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2008.

Ordinary resolution number 2

To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3

To approve the remuneration to be paid to non-executive directors for the year ending 31 March 2009, details of which are as follows:

Chairman	R780 000
Deputy chairman	R175 000
Audit committee chairman	R120 000
Risk committee chairman	R85 000
Director	R160 000
Member of audit committee	R40 000
Member of remuneration committee	R32 500
Member of transformation committee	R32 500

Ordinary resolution number 4

To re-elect Mr R Stein who is retiring by rotation as executive director, in accordance with the provisions of the articles of association of the company; Mr Stein, being eligible, offers himself for re-election as an executive director.

R Stein (58)

Ronnie Stein has been an executive director of the company since 1999. He is a member of both the risk and transformation committees.

Ordinary resolution number 5

To re-elect Mr N H Goodwin who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Goodwin, being eligible, offers himself for re-election as an independent non-executive director.

N H Goodwin (68)

Neville Goodwin has been a director of the company since 1989, first as an executive director and for the past number of years as an independent non-executive director. He is a member of the audit committee.

Ordinary resolution number 6

To re-elect Mr M Lewis who is retiring by rotation as a non-executive director, in accordance with the provisions of the articles of association of the company; Mr Lewis, being eligible, offers himself for re-election as a non-executive director.

Mr M Lewis (49)

Michael Lewis has been a non-executive director of the company since 1989.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act No. 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Limited ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty (reported trades are prohibited);
2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;
3. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected;
4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;
5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;
6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67; and

7. in terms of this general approval, the acquisition of ordinary shares in any one financial year may not exceed, in aggregate, 20% of the company's issued share capital of that class, at the time that approval is granted, and the acquisition of shares by a subsidiary of the company may not exceed 10% in aggregate, in any one financial year, of the number of issued shares of the company of that class.

Statement by the board of directors of the company

Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby states:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, *inter alia*, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders; and

2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

   2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

   2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and

   2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Limited Listings Requirements, prior to the commencement of any purchases of Foschini Limited shares on the open market after the date of the Annual General Meeting of the company on 3 September 2008.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 7

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 6 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i)) – refer pages 12 to 15;
- major shareholders (section 11.26(b)(ii)) – refer page 168;
- material change (section 11.26(b)(iii)) – there have been no material changes in the affairs or financial position of Foschini Limited and its subsidiaries since the date of its financial year-end and the date of this notice;
- directors' interests in Foschini Limited shares (section 11.26(b)(iv)) – refer note 14.5;
- share capital of Foschini Limited (section 11.26(b)(v)) – refer note 14;
- directors' responsibility statement (section 11.26(b)(vi)) – the directors, whose names appear on pages 12 and 13 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the

notice of annual general meeting continued

Foschini Limited

accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all such information; and

- litigation statement (section 11.26(b)(vii)) – there was no material litigation against the company or any of its subsidiaries at the end of the financial year.

General instructions

Members are encouraged to attend, speak and vote at the annual general meeting.

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the board

D SHEARD
Secretary

11 June 2008



notes

notes



form of proxy

FOSCHINI
FOSCHINI LIMITED

Foschini Limited

JSE code: FOS ISIN: ZAE000031019

Incorporated in the Republic of South Africa (Reg. No. 1937/009504/06)

To be returned to The Transfer Secretaries, Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting, excluding Saturdays, Sundays and public holidays.

FORM OF PROXY (N.B. FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

ANNUAL GENERAL MEETING WEDNESDAY, 3 SEPTEMBER 2008 AT 12h15

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday, 3 September 2008 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

		Insert X in appropriate block		
		For	Against	Abstain
Ordinary resolution No. 1	– approval of annual financial statements			
Ordinary resolution No. 2	– reappointment of the auditors			
Ordinary resolution No. 3	– approval of directors' fees for the year ending 31 March 2009			
Ordinary resolution No. 4	– election of Mr R Stein as a director			
Ordinary resolution No. 5	– election of Mr N H Goodwin as a director			
Ordinary resolution No. 6	– election of Mr M Lewis as a director			
Special resolution No. 1	– general authority to repurchase company shares			
Ordinary resolution No. 7	– general authority of directors			

Signed this ______________ day of ______________ 2008

Signature ______________ Assisted by (where applicable) ______________

Please read the notes on the reverse side of this proxy form.

Notes

1. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as a proxy to the exclusion of those whose names follow thereafter. If no proxy is inserted in the spaces provided, the chairman shall be deemed to be appointed as the proxy.
2. Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.
3. A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.
4. In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the transfer secretaries of the company, Computershare Investor Services (Pty) Limited not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote, excluding Saturdays, Sundays and public holidays.
5. Any alteration or correction made to this proxy form must be initialled by the signatory/ies, but may not be accepted by the chairman.
6. If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then you may attend and vote at this meeting; alternatively you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company to be RECEIVED at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.
7. If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:
   - if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
   - if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must NOT complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.
8. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

administration

OSCHINI LIMITED

eg. No. 1937/009504/06
SE codes: FOS – FOSP
SIN: ZAE000031019 – ZAE000031027

TTORNEYS

Edward Nathan Sonnenbergs Inc.

AUDITORS

KPMG Inc.

HEAD OFFICE

Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500, South Africa
Telephone +27 (0) 21 938-1911

PRINCIPAL BANKER

First Rand Bank Limited

REGISTERED OFFICE

Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500, South Africa

SECRETARY

D Sheard BComm, CA(SA)
Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500, South Africa
PO Box 6020, Parow East 7501, South Africa

SPONSOR

UBS South Africa (Pty) Limited
64 Wierda Road East, Wierda Valley,
Sandton 2196, South Africa

TRANSFER SECRETARIES

Computershare Investor Services (Pty) Limited
9th Floor, 70 Marshall Street, Johannesburg 2001, South Africa
PO Box 61051, Marshalltown 2107, South Africa
Telephone +27 (0) 11 370 5000

UNITED STATES ADR DEPOSITARY

The Bank of New York, 620 Ave. of the Americas, New York, NY 10011

WEBSITE

http://www.foschinigroup.com/

financial calendar

Financial year-end		31 March 2008
Annual report		31 July 2008
Annual general meeting (71st)		3 September 2008
Interim profit announcement		30 October 2008
Dividend payments		
Ordinary	– final	July 2008
	– interim	January 2009
Preference	– interim	September 2008
	– final	March 2009



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